Exhibit 99.3

COMPANY PROFILE

HIGHLIGHTS

FINANCIAL*

	2023	2024	2025
Revenues	143.53	167.26	173.17
Net Income	51.94	69.86	60.65
Earnings Per Share	1.38	1.91	1.64
Debt Outstanding	123.54	84.89	0.00
Cash (incl restricted)	83.76	84.52	99.01

*	Expressed in mm USD except per share data

OPERATIONAL

	2023	2024	2025
Controlled Fleet	33	32	29
Fully owned	27	28	28
JV owned	6	4	1
Calendar days*	10698	9944	10368
Operational Utilization	96.6%	95.4%	91.8%

*	Calendar days for fully owned fleet

Dear Fellow Shareholders,

The past year Stealthgas continued to strengthen its position as a leading provider of LPG transportation services. Despite the volatile geopolitical environment the charter market remained strong for another year giving us the opportunity to report another year of excellent profits. Earnings per share for 2025 amounted to $1.64 driven by record revenue generation.

Strategically throughout its history Stealthgas maintained a strong capital structure with relatively low leverage as shipping cycles can be very volatile. In the short period of three years, during 2025 we finally achieved a milestone by completely eliminating the debt on the balance sheet. In navigating the rising asset price environment the goal has been to sell older tonnage in order to monetize earlier investments and avoid future diminishing returns. The result of the combination of these is that while we operate a smaller, younger fleet we have generated increased cashflow and raised the intrinsic value of the company. The considerable increase in cash will allow us to remain opportunistic towards expansion without taking significant risks if the markets turn.

Commercial shipping has enabled trade since time immemorial and in a globalized world it remains today more pertinent than ever, the most efficient way to move large quantities over vast distances. It is not an industry that may disappear overnight due to some technological shift. Innovation is a slow process in our industry. Neither does our conservative approach make us early adopters of unproven technologies. But our strong financial position gives us the flexibility to adapt swiftly when an opportunity arises. We have come to accept that and focus on improving skills and operational efficiency. Over the last year the focus has been on developing new capabilities particularly in the field of integrating communications with our fleet and data collection, following the adoption of Starlink throughout the fleet as well as upgrading software platforms at sea and in the office. We will continue to invest in optimising our processes in order to maximize performance.

We remain optimistic on the prospects of the LPG industry. During 2025 seaborne LPG exports marked a 6% growth amid a volatile trading environment that remains till this day. The US continues to strengthen its position as the worlds leading exporter accounting for roughly 45% of export volumes, with major investments being implemented in order to increase volumes further in the near future. The majority of the volumes were absorbed in Europe mainly for industrial use and in Asia for industrial as well as residential use. There is still a lot of potential in the increased adoption of LPG in the developing world particularly in Africa.

LPG trade being a more niche segment, is done mostly through oil majors, trading houses and industrial players. These are the majority of our customers and being period focused in terms of the chartering of our vessels signifies that we have established long term relationships on the commercial side. Our principle aim is to be the service partner that enables our customers to meet their business needs.

We are committed to delivering sustainable, long-term value through strong profitability and we will continue to deliver returns and results with an understanding of risks that permits us to withstand changing economic and regulatory landscapes, armed conflicts, pandemics and other external factors that may drive different economic outcomes.

We are very grateful to you, our shareholders, as well as our crews, our shore based staff, our customers and partners, for contributing to our success. We thank you for your continued trust.

Sincerely yours

Michael Jolliffe

Dear Fellow Shareholders,

Since 2022 the LPG shipping market has been in an upward trend demonstrating remarkable resilience despite continued geopolitical and economic uncertainty. Against this backdrop, 2025 was another exceptional year for Stealthgas. Revenues reached a record $173 million while profit stood at $61 million, representing a 35% profit margin, quite a notable achievement. A key milestone in 2025 was for the Company to achieve a debt-free status for the first time in its history, having repaid over $350 million in debt over the last three years, while at the same time safeguarding its liquidity and implementing a share buyback program of $21 million. Achieving this in an asset-intensive industry such as ours required discipline and careful capital allocation. Going forward we will have significant flexibility through cash flow generation to drive organic growth whether the market conditions remain favourable or become more challenging.

We will remain steadfast in improving our operational excellence, investing in our existing fleet, and pursuing cost discipline. We operate a modern LPG carrier fleet, with all our vessels built in top yards in Japan and Korea as we have always invested in superior quality vessels.

Our strategy, which has proven successful over the past several years, has been to sell older, smaller vessels at regular intervals while asset prices remain attractive and to replace them, when opportunities arise, with newer and larger vessels. As a result, while our fleet is smaller in terms of the number of vessels than it was in the past, its average size and profitability has increased. Our objective is to build a successful and sustainable company for the long term. We recognise that this requires continuous investment in our people, processes and vessels, in both strong and less favourable market conditions and we endeavour at meeting these objectives.

Shipping has faced significant challenges over the past few years, many of which were difficult to foresee. The Covid pandemic was followed by trade disputes and several regional conflicts. More recently we have seen the disruption and closure of key maritime routes, including the Suez Canal and, this year, the Strait of Hormuz. Such events are highly unusual and have significant repercussions, contributing to increased uncertainty across global trade.

From a commercial perspective disruptions to major trade routes can create opportunities as trade flows adjust and shipping distances increase. However, there is also a far more important human dimension. An increasing number of vessels are being targeted as shipping becomes an instrument of economic and geopolitical pressure, placing the safety of seafarers at greater risk. This is deeply concerning and we hope to see a return to greater stability and normalcy soon.

Following a very successful 2025, I reiterate our commitment to the long term success of the Company for the benefit of our shareholders and stakeholders. Our formula for success is the dedication and hard work of our people, patience and discipline in our decision making and a keen understanding of the market.

We deeply appreciate everyone’s commitment, participation, and support and thank you for being our partners in the success of this Company.

Respectfully,

Harry N. Vafias

Our high quality fleet is engaged in the global transportation of LPG. The Medium and Handysize vessels primarily do longer voyages including intercontinental trades while the small LPG vessels mostly operate in intra-regional coastal trades. The majority of the fleet is trading West of Suez primarily in Northern Europe and the Mediterranean Sea.

All the vessels in our fleet were built in Japan except six vessels that were built in Korea.

We charter our vessels on period and spot market charters to our customers who are predominantly industrial players involved in the production, trading and distribution of LPG.

Our customer base is well diversified.

*	approximate fleet positions as of August 2026

OWNED LPG CARRIER FLEET

NAME	YEAR BUILT	VESSEL SIZE	VESSEL TYPE
Eco Oracle	2024	40,551	F.R.
Eco Arctic	2018	22,363	S.R.
Eco Ice	2018	22,358	S.R.
Eco Freeze	2018	22,353	S.R.
Eco Frost	2017	22,359	S.R.
Eco Blizzard	2021	11,013	F.P.
Eco Alice	2020	7,543	F.P.
Eco Nical	2016	7,541	F.P.
Gas Husky	2012	7,516	F.P.
Gas Esco	2012	7,514	F.P.
Eco Dominator	2016	7,221	F.P.
Eco Galaxy	2015	7,213	F.P.
Eco Chios	2014	7,211	F.P.
Eco Stream	2014	7,210	F.P.
Gas Haralambos	2007	7,020	F.P.
Gas Flawless	2007	6,337	F.P.
Gas Myth	2015	5,018	F.P.
Gas Defiance	2008	5,018	F.P.
Eco Elysium	2014	3,526	F.P.
Eco Royalty	2020	3,525	F.P.
Eco Corsair	2015	3,524	F.P.
Eco Lucidity	2015	3,517	F.P.
Gas Astrid	2015	3,514	F.P.
Gas Exelero	2014	3,513	F.P.
Gas Alice	2015	3,513	F.P.
Gas Astrid	2015	3,514	F.P.
Gas Exelero	2014	3,513	F.P.
Gas Alice	2015	3,513	F.P.
Total: 247,991 cbm

JV LPG VESSELS

NAME	YEAR BUILT	VESSEL SIZE	VESSEL TYPE
Eco Sorcerer	2023	40,551	F.R.
	Total: 40,551 cbm

The table depicts our operating fleet as of Aug. 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-36797

STEALTHGAS INC.

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s Name into English)

Republic of the Marshall Islands

(Jurisdiction of incorporation or organization)

331 Kifissias Avenue, Kifissia 14561 Athens, Greece

(Address of principal executive offices)

Harry N. Vafias

331 Kifissias Avenue, Kifissia 14561, Athens, Greece

Telephone: (011) (30) (210) 625 0001

Facsimile: (011) (30) (210) 625 0018

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	GASS	The Nasdaq Stock Market LLC

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT:

None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2025 was: 37,185,686 shares of Common Stock, par value $0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer ☒	Non-accelerated filer	☐

			Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report: ☒ Yes ☐ No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b) ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

i

FORWARD-LOOKING INFORMATION

This Annual Report on Form 20-F includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.” We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material.

All statements in this document that are not statements of historical fact are forward-looking statements as defined in Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include, but are not limited to, such matters as:

•	future operating or financial results;

•

global and regional economic and political conditions, including the war in the Middle East between Iran and the U.S. and Israel, the conflict in Ukraine and related global response and sanctions, the war in Gaza and attacks by Houthis in the Red Sea and Gulf of Aden;

•	ending or recent acquisitions, business strategy and expected capital spending or operating expenses;

•	our cooperation with our joint venture partners and any expected benefits from such joint venture arrangements;

•	competition in the LPG marine transportation industry;

•	shipping market trends, including charter rates, factors affecting supply and demand and world fleet composition;

•

potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists, including due to the impact of the war in the Middle East between Iran and the U.S. and Israel, the conflict in Ukraine and related global response and sanctions, the war in Gaza and attacks by Houthis in the Red Sea and Gulf of Aden, and tariffs imposed by the U.S. and other countries;

•	ability to employ our vessels profitably;

•	performance by the counterparties to our charter agreements;

•	future liquefied petroleum gas (“LPG”) prices and production;

•	future supply and demand for oil and natural gas of which LPG is a byproduct;

•

our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities, the terms of such financing and our ability to comply with covenants set forth in any future financing arrangements;

•	performance by the shipyards constructing any newbuilding vessels; and

•	expectations regarding vessel acquisitions and dispositions.

When used in this document, the words “anticipate,” “believe,” “intend,” “estimate,” “project,” “forecast,” “plan,” “potential,” “may,” “should” and “expect” reflect forward-looking statements. Such statements reflect our current views and assumptions and all forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect our future financial results are discussed more fully under “Item 3. Key Information—Risk Factors,” as well as elsewhere in this Annual Report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission (“SEC”). We caution readers of this Annual Report not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements.

PART I

StealthGas Inc. is a Marshall Islands company that is referred to in this Annual Report on Form 20-F, together with its subsidiaries, as “StealthGas,” the “Company,” “we,” “us,” or “our.” This Annual Report should be read in conjunction with our consolidated financial statements and the accompanying notes thereto, which are included in Item 18 to this Annual Report.

StealthGas incorporated Imperial Petroleum Inc. (“Imperial Petroleum”) under the laws of the Republic of the Marshall Islands on May 14, 2021, to serve as the holding company of four subsidiaries, each owning one of the tanker vessels in the Company’s fleet, which the Company subsequently contributed to Imperial Petroleum in connection with the Tanker Spin-Off (as defined below). On December 3, 2021, the Company distributed all of Imperial Petroleum’s outstanding shares of common stock and 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock, liquidation preference $25.00 per share, to its stockholders, which completed the separation of Imperial Petroleum from StealthGas (the “Tanker Spin-Off”).

We use the term cubic meters, or “cbm,” in describing the size of our liquefied petroleum gas (“LPG”) carriers. We use the term “small” to describe LPG carriers of between 3,000 and 11,000 cbm in capacity, the term “Handysize” to describe LPG carriers of between 15,000 and 25,000 cbm and the term “medium range gas carriers” or “MGC” to describe LPG carriers of between 30,000 and 45,000 cbm in capacity. Unless otherwise indicated, all references to currency amounts in this annual report are in U.S. dollars.

All data regarding our fleet and the terms of our charters is as of April 1, 2026, unless otherwise indicated. As of April 1, 2026, our operating fleet was composed of 28 LPG carriers (including one JV and two vessels we have agreed to sell with deliveries scheduled in April 2026 and September 2026, respectively) with a total capacity of 334,118 cbm. Our fleet on the water of 28 LPG carriers includes one vessel in which we own a 51% equity interest pursuant to a joint venture agreement with an unaffiliated third party (the “JV Vessel”). We do not consolidate the results of operations of this joint venture and account for our equity interest in this joint venture under the equity method of accounting. See “Item 4. Information on the Company—Business Overview—Our Fleet”.

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A. RESERVED

B. Capitalization and Indebtedness

Not applicable

C. Reasons For the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Summary of Risk Factors

An investment in our common stock is subject to a number of risks, including risks related to our industry, business and corporate structure. The following summarizes some, but not all, of these risks. Please carefully consider all of the information discussed in “Item 3. Key Information-Risk Factors” in this annual report for a more thorough description of these and other risks.

Risks Related To Our Industry

•

The cyclical nature of the demand for LPG transportation may lead to significant changes in our chartering and vessel utilization, which may result in difficulty finding profitable charters for our vessels.

•

Economic and political factors, including increased trade protectionism and tariffs, including those recently imposed by the United States and other countries, and health pandemics, the war in the Middle East between Iran and the U.S. and Israel, the conflict in Ukraine and related sanctions, and the war in Gaza and the Houthi attacks on vessels in the Red Sea and Gulf of Aden, could materially adversely affect our business, financial position and results of operations.

•	Our revenues, operations and future growth could be adversely affected by a decrease in supply of liquefied natural gas or natural gas, and in turn LPG.

•	An over-supply of ships may lead to a reduction in charter rates, vessel values and profitability.

•

The market values of our vessels may fluctuate significantly. When the market values of our vessels are low, we may incur a loss on sale of a vessel or record an impairment charge, which may adversely affect our profitability and possibly lead to defaults under any loan agreements we enter into in the future.

•	Technological innovation could reduce our charter hire income and the value of our vessels.

•	Changes in fuel, or bunker, prices may adversely affect profits.

•	We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our financial condition and results of operations.

•	Risks involved with operating ocean-going vessels could affect our business and reputation, which would adversely affect our revenues and stock price.

•	Governments could requisition our vessels during a period of war or emergency, and maritime claimants could arrest our vessels.

•

Our operations outside the United States expose us to global risks, such as political conflict, terrorism and public health concerns, including the war in the Middle East between Iran and the U.S. and Israel and the conflicts in Ukraine and Gaza and the Houthi attacks on vessels in the Red Sea and Gulf of Aden, which may interfere with the operation of our vessels.

Risks Related To Our Business

•	We are dependent on the ability and willingness of our charterers to honor their commitments to us for all our revenues.

•

We are exposed to the volatile spot market and charters at attractive rates may not be available when the charters for our vessels expire which would have an adverse impact on our revenues and financial condition.

•	We depend upon a few significant customers for a large part of our revenues. The loss of one or more of these customers could adversely affect our financial performance.

•	Any loan agreements or other financing arrangements we may enter into in the future will contain restrictive covenants that may limit our liquidity and corporate activities.

•

The market values of our vessels may decrease, which could cause us to breach covenants in any credit facilities we may enter into in the future, and could have a material adverse effect on our business, financial condition and results of operations.

•	A significant increase in our debt levels may adversely affect us and our cash flows.

•	We depend on our manager, Stealth Maritime Corporation S.A., to operate our business.

•	Delays in the delivery of any newbuilding or secondhand LPG carriers we agree to acquire could harm our operating results.

•	We may be exposed to volatility in interest rates, including SOFR, which could result in higher interest costs and charges against our income.

•	We may enter into derivative contracts to hedge our exposure to fluctuations in interest rates, which could result in higher than market interest rates and charges against our income.

Risks Related to Taxation

•	We may have to pay tax on U.S.-source income and/or may become a passive foreign investment company.

Risks Related to an Investment in a Marshall Islands Corporation

•

As a foreign private issuer we are entitled to claim an exemption from certain Nasdaq corporate governance standards, and to the extent we elect to rely on this exemption, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

•

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law or a bankruptcy act, and it may be difficult to enforce service of process and judgments against us and our officers and directors.

Risks Related To Our Common Stock

•	The market price of our common stock has fluctuated and may continue to fluctuate in the future, and we may not pay dividends on our common stock.

•

Anti-takeover provisions in our organizational documents and other agreements could make it difficult for our stockholders to replace or remove our current Board of Directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

Risks Related To Our Industry

The cyclical nature of the demand for LPG transportation may lead to significant changes in our chartering and vessel utilization, which may adversely affect our revenues, profitability and financial position.

Historically, the international LPG carrier market has been cyclical with attendant volatility in profitability, charter rates and vessel values. The degree of charter rate volatility among different types of gas carriers has varied widely. Because many factors influencing the supply of and demand for vessel capacity are unpredictable, the timing, direction and degree of changes in the international gas carrier market are also not predictable.

Charter rates for small and medium range LPG carriers generally improved from the second half of 2017 through 2019, however, the COVID-19 pandemic and the resulting disruptions to the international shipping industry and energy demand, including the decline in 2020 in the price of oil negatively affected small and medium range LPG carrier charter rates. After declining throughout 2020, charter rates stabilized and improved somewhat since 2021. In addition, the conflict in Ukraine has disrupted energy production and trade patterns, including shipping in the Black Sea, the Red Sea and elsewhere, and its impact on energy prices and LPG carrier rates, which initially increased particularly as European countries sought to secure supplies further afield, especially from the United States, is uncertain. The recent outbreak of war in the Middle East between Iran and the U.S. and Israel, including strikes by Iran on energy infrastructure in other Middle Eastern countries and related disruption of shipping in the Persian Gulf and the substantial closure of the Strait of Hormuz, has resulted in concerns that the supply of LPG may be significantly constrained for some period of time, which have resulted in volatile and uncertain LPG carrier charter markets. On April 7, 2026, a two-week cease fire in the war between Iran and the U.S. and Israel was announced, which was subsequently extended. The impact of this temporary cease fire, including whether it will hold or be further extended, is uncertain, including the extent to which it may affect conditions that have supported energy prices and high charter rates for vessels that initially had resulted after the outbreak of the war. As of the date of this annual report, one of our vessels, the Eco Oracle, remains in the Persian Gulf and has not been able to exit due to the effective closure of the Strait of Hormuz.

If charter rates decline, our earnings may decrease, particularly with respect to our vessels deployed in the spot market, or those vessels whose charters will be subject to renewal during 2026, as they may not be extended or renewed on favorable terms when compared to the terms of the expiring charters. As of April 1, 2026, of our 27 operating LPG carriers, including one JV Vessel and excluding two vessels we have agreed to sell, three were deployed in the spot market while another 15 were scheduled to complete their existing time charters during 2026. Any of the foregoing factors could have an adverse effect on our revenues, profitability, liquidity, cash flow and financial position.

Future growth in the demand for LPG carriers and charter rates, including for the vessel size segments comprising our fleet, will depend on economic growth in the world economy and demand for LPG product transportation that exceeds the capacity of the growing worldwide LPG carrier fleet’s ability to match it. We believe that the future growth in demand for LPG carriers and the charter rate levels for LPG carriers will depend primarily upon the supply and demand for LPG, particularly in the economies of China, Japan, India Southeast Asia and Europe, as well as U.S. shale production, and upon seasonal and regional changes in demand and changes to the capacity of the world fleet. The capacity of the world shipping fleet appears likely to increase in the near term, although growth in the 3,000 to 11,000 cbm segment of small LPG carriers, the segment in which we have the largest operating presence, as well as the Handysize segment of LPG carriers in which we also operate, are expected to be limited in the period 2026-2027, as the order book is relatively small, while scrapping activity is stable. Beginning this year, 2026, and beyond there is a considerable number of vessels in the MGC segment on order scheduled for delivery that could lead to an oversupply of vessels. Economic growth and demand for LPG may be limited in the near term, and possibly for an extended period, which could have an adverse effect on our business and results of operations.

The factors affecting the supply and demand for LPG carriers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for our vessels include:

•	supply and demand for LPG products;

•	the price of oil;

•	global and regional economic conditions, including tariffs and other protectionist measures imposed by the United States and other countries;

•	geopolitical conditions, including the impact of war, conflicts and related sanctions;

•	the distance LPG products are to be moved by sea;

•	availability of alternative transportation means;

•	changes in seaborne and other transportation patterns;

•	environmental and other regulatory developments;

•	weather; and

•	health crises;

The factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	LPG carrier prices;

•	changes in environmental and other regulations that may limit the useful lives of vessels; and

•	the number of vessels that are out of service.

A significant decline in demand for the seaborne transport of LPG or a significant increase in the supply of LPG carrier capacity without a corresponding growth in LPG carrier demand could cause a significant decline in prevailing charter rates, which could materially adversely affect our financial condition and operating results and cash flow. The effective supply of LPG carriers has been impacted in recent years by the impact of sanctions and trade pattern disruptions, including vessels currently continuing to reroute away from the Red Sea, Gulf of Aden and Suez Canal due to Houthi attacks on ships, and more recently the Persian Gulf. These factors resulted in fleet inefficiencies and support for charter rates, which may not continue.

Various economic and political factors, including increased trade protectionism and tariffs, including those recently imposed by the United States and other countries, and health pandemics, could materially adversely affect our business, financial position and results of operations, as well as our future prospects.

Our business and operating results have been, and will continue to be, affected by global and regional economic conditions. More specifically, some LPG products we carry are used in cyclical businesses, such as the manufacturing of plastics and in the chemical industry, and, accordingly, weakness and reduction in demand in those industries could adversely affect the LPG carrier industry. In particular, an adverse change in economic conditions affecting China, Japan, India, Southeast Asia or Europe generally could have a negative effect on the demand for LPG products, thereby adversely affecting our business, financial position and results of operations, as well as our future prospects. In recent years China and India have been among the world’s fastest growing economies in terms of gross domestic product, and any economic slowdown in the Asia Pacific region particularly in China or India may adversely affect LPG demand and our results of operations. Moreover, any deterioration in the economy of the United States or the European Union (“EU”), may further adversely affect economic growth in Asia. The current macroeconomic environment is characterized by significant inflation, which caused the U.S. Federal Reserve and other central banks to increase interest rates, which may raise the cost of capital, increase operating costs and reduce economic growth, disrupting global trade and shipping. Political events such as the continued global trade war between the U.S. and other countries, and other policies that the U.S. administration has stated, such as demands related to the operation of the Panama Canal, as well as ongoing conflicts throughout the world, such as those in Ukraine, Iran and elsewhere in the Middle East, including Houthi attacks on ships in the Red Sea and the Gulf of Aden, may disrupt global supply chains and negatively impact globalization and global economic growth. Our business, financial position and results of operations, as well as our future prospects, could be materially and adversely affected by adverse economic conditions in any of these countries or regions.

Our operations expose us to the risk that increased trade protectionism from the United States, China or other nations adversely affect world oil and petroleum markets and in turn the demand for energy shipping. Restrictions on imports, including in the form of tariffs, could significantly adversely affect global economic conditions and the world LPG, oil and petroleum markets and in turn the demand for seaborne transportation of LPG. Tensions over trade and other matters remain high between the U.S. and China, which is the world’s largest importer of LPG and covers over half of its import needs from U.S. based producers. In recent years, the United States instituted large tariffs on a wide variety of goods, including from China, which led to retaliatory tariffs from leaders of other countries including China, and the U.S. administration led by President Trump has used tariffs extensively as a policy tool.

In April 2025, the United States imposed blanket 10% tariffs on virtually all imports to the U.S. and significantly higher tariffs applicable to imports from many countries, including tariffs aggregating over 100% on imports from China, as well as tariffs on specific goods which have resulted in other countries imposing additional tariffs, including substantial additional tariffs on imports from the U.S., announced by China, and is likely to continue to result in more retaliatory tariffs. On April 9, 2025, the U.S. announced a temporary pause on its tariffs applicable to many countries, while increasing the tariffs applicable to imports from China, with the U.S. subsequently announcing the imposition of substantial tariffs, well in excess of the blanket 10% tariff threshold previously announced, on numerous countries and specific goods effective from August 1, 2025. A ruling by the U.S. Supreme Court in February 2026 invalidated many of the tariffs imposed by the U.S. administration in 2025, however, the U.S. administration immediately imposed new tariffs based on different statutory authority. The U.S. administration has and is expected to continue to broadly impose tariffs, which has led, and could lead to further, corresponding punitive actions by the countries with which the U.S. trades.

In April 2025, the U.S. also announced that it would impose additional port fees on (1) Chinese-owned ships of $50 per net ton for the arriving vessel commencing October 14, 2025, increasing to $80 per net ton on April 17, 2026, $110 per net ton on April 17, 2027 and $140 per net ton on April 17, 2028 and (2) operators of Chinese-built vessels of $18 per net ton commencing October 14, 2025, increasing to $23 per net ton on April 17, 2026, $28 per net ton on April 17, 2027 and $33 per net ton on April 17, 2028. On October 10, 2025, China announced port fees, effective October 14, 2025, on vessels built in the U.S., flying the U.S. flag or owned or operated by U.S. enterprises, other organizations, or individuals, including those in which U.S. enterprises, other organizations, or individuals directly or indirectly hold 25% or more of the equity (voting rights or board seats), in the following amounts: per voyage: (1) from October 14, 2025: RMB 400 per net ton; (2) from April 17, 2026: RMB 640 per net ton; (3) from April 17, 2027: RMB 880 per net ton; and (4) from April 17, 2028: RMB 1,120 per net ton. The U.S. and Chinese fees are each charged up to five times per year, per vessel. On October 30, 2025, the U.S. and China each announced that these port fees would be suspended for a one-year period. It is unknown the effect that these port fees, the implementation of which remains unclear, will have on us and our fleet or our industry generally. It is unknown the effect that these proposed new port fees, whether adopted in the form proposed or with modifications, will have on us and our fleet, or our industry generally.

Although we do not have any Chinese-built vessels in our current fleet, it is unknown the effect that these new port fees will have on us, or our industry generally. These policy pronouncements have created significant uncertainty about the future relationship between the United States and China, Canada, Mexico, the EU and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs, and has led to concerns regarding the potential for an extended trade war. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade and, in particular, trade between the United States and other countries, including China, which could adversely and materially affect our business, results of operations, and financial condition.

In addition, the conflicts in Israel, Iran, the Middle East and Ukraine are disrupting energy production and these conflicts, as well as Houthi attacks on ships in the Red Sea and Gulf of Aden, are disrupting trade patterns and the impact of these events on energy prices and LPG charter rates, is uncertain.

World events, including terrorist attacks, international hostilities and potential disruption of shipping routes due to events outside of our control, including the war in the Middle East between Iran and the U.S. and Israel the conflict in Ukraine and renewed Houthi attacks on vessels in the Red Sea and Gulf of Aden, could negatively affect our results of operations and financial condition.

We conduct most of our operations outside of the U.S. and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, terrorist or other attacks and war or international hostilities.

Terrorist attacks and the continuing response of the U.S. and others to these attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, including war between the U.S. and Israel and Iran in the Middle East. the Israeli-Palestinian conflict, the escalation of conflict between Russia and Ukraine, and the presence of U.S. or other armed forces in Iraq, Syria and various other regions, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. For instance, our vessel, the Eco Wizard, was damaged by an explosion while in a Russian port in July 2025, and since that time has been unable to be employed as a result of the damage sustained. These types of attacks have also affected vessels trading in regions such as the Gulf of Finland, Black Sea, South China Sea and the Gulf of Aden off the coast of Somalia. The Company may take ships through the Suez Canal, and there is a high risk that Houthis might attack our vessels. Although our vessels are insured, there is a risk that insurers may deny cover, or delay payment if an attack does take place, which attack could destroy our ships or partially damage them. The IMO’s extraordinary council session held on March 10, 2022 and on March 11, 2022, addressed the impacts on shipping and seafarers, as a result of the conflict in the Black Sea and the Sea of Azov. The IMO called for the need to preserve the integrity of maritime supply chains and the safety and welfare of seafarers and any spillover effects of the military action on global shipping, logistics and supply chains, in particular the impacts on the delivery of commodities and food to developing nations and the impacts on energy supplies. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures.

The war in the Middle East between Iran and the U.S. and Israel and the conflict in Ukraine could disrupt our operations and negatively impact charter rates and costs.

The recent outbreak of war in the Middle East between Iran and the U.S. and Israel, including Iran’s strikes against energy infrastructure and other targets in various Middle Eastern countries, and related disruption of shipping in the Persian Gulf and the effective closure of the Strait of Hormuz, has resulted in a sharp increase in oil prices and concerns that the supply of crude oil and petroleum byproducts such as LPG may be significantly constrained for some period of time. The resulting volatility in the market for crude oil and petroleum products and in the tanker, LNG and LPG carrier charter markets, could result in lower charter rates and adversely affect our business.

The conflict between Russia and Ukraine, which commenced in February 2022, has disrupted supply chains and caused instability and significant volatility in the global economy. Beginning in February of 2022, President

Biden and several European leaders announced various economic sanctions against Russia in connection with the aforementioned conflicts in the Ukraine region, which may adversely impact our business. Much uncertainty remains regarding the global impact of the conflict in Ukraine, and it is possible that such instability, uncertainty and resulting volatility could significantly increase our costs and adversely affect our business, including our ability to secure charters and financing on attractive terms, and as a result, adversely affect our business, financial condition, results of operation and cash flows.

As a result of the conflict between Russia and Ukraine, Switzerland, the US, the EU, the UK and others have announced unprecedented levels of sanctions and other measures against Russia and certain Russian entities and nationals. Such sanctions against Russia may adversely affect our business, financial condition, results of operation and cash flows. Prior to the war, Russia exported significant amounts of LPG particularly to the EU. The sanctions, imposed by the European Union, include a ban on Russian-origin LPG, including LPG imported via Russia. The 12-month grace period for previously-signed – or ‘grandfathered’—term contracts concluded on December 19, 2024. If Russian crude oil and natural gas, of which LPG is a byproduct, are not available for export, due to the extension of economic sanctions, boycotts or otherwise, it could result in a reduction in the supply of LPG cargoes available for transportation although initially LPG carrier rates increased as Russian imports in the EU have been replaced by US sourced imports. The ongoing conflict could result in the imposition of further economic sanctions against Russia, for example to include ammonia, with uncertain impacts on the LPG carrier markets and the world economy. While we do not have any Ukrainian or Russian crew, our vessels currently do sail in the Gulf of Finland, Black Sea and we otherwise conduct limited operations in Russia. It is possible that the conflict in Ukraine, including any increased shipping costs, disruptions of global shipping routes, any impact on the global supply chain and any impact on current or potential customers caused by the events in Russia and Ukraine, could adversely affect our operations or financial performance. The conflict may also impact various costs of operating our business, such as bunker expenses, for which we are responsible when our vessels operate in the spot market and war risk insurance premiums.

The situation in the Middle East due to war between Iran and the U.S. and Israel and in Ukraine, and the global responses, continue to evolve and their respective impact on energy supply and demand, energy prices and LPG operations and charter rates remains subject to considerable uncertainty, which could adversely impact our business, results of operations and financial condition, and conversely the resolution of the conflicts and lifting of the sanctions could also lead to a differentiation in trade routes that could result in a decrease in ton-mile demand as product is sourced from closer sources for the end users.

If the demand for LPG products and LPG shipping does not grow, or decreases, our business, results of operations and financial condition could be adversely affected.

Our growth, which depends on growth in the supply and demand for LPG products and LPG shipping, was adversely affected by the sharp decrease in world trade and the global economy experienced in the latter part of 2008 and in 2009 and the decline in oil prices beginning in the third quarter of 2014, and again after the onset of the COVID-19 pandemic in late 2019 and throughout 2020. Although the global economy subsequently recovered and oil prices have increased substantially, oil prices and energy demand remain subject to considerable uncertainty, including due to the war between the U.S. and Israel and Iran and conflicts in Ukraine and elsewhere in the Middle East and the potential trade war resulting from the recent imposition of tariffs by the U.S., which has initially lead to a significant decline in oil prices related to fears of a global economic slowdown. World and regional demand for LPG products and LPG shipping can be adversely affected by a number of factors, such as:

•	adverse global or regional economic or political conditions, particularly in LPG consuming regions, which could reduce energy consumption;

•	a reduction in global or general industrial activity specifically in the plastics and chemical industries;

•	a decline in the price of oil which makes LPG a less attractive alternative for some uses and generally leads to reduced production of oil and gas;

•	changes in the cost of petroleum and natural gas from which LPG is derived;

•

decreases in the consumption of LPG or natural gas due to availability of new alternative energy sources, or increases in the price of LPG or natural gas relative to other energy sources, or other factors making consumption of LPG or natural gas less attractive; and

•	increases in pipelines for LNG, in residential areas currently consuming LPG for cooking and heating, thus supplanting LPG for these particular residential uses.

The recent outbreak of war in the Middle East between Iran and the U.S. and Israel, including strikes by Iran on energy infrastructure in other Middle Eastern countries and related disruption of shipping in the Persian Gulf and the substantial closure of the Strait of Hormuz, has resulted in concerns that the supply of LPG may be significantly constrained for some period of time, which has resulted in volatile and uncertain LPG carrier charter markets.

Our operating results are subject to seasonal fluctuations, which could affect our operating results.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ended December 31 and March 31, and conversely, our revenues may be weaker during the fiscal quarters ended June 30 and September 30, to the extent we do not have contracted time charters in place. This seasonality could materially affect our quarterly operating results.

Our revenues, operations and future growth could be adversely affected by a decrease in supply of liquefied natural gas, or natural gas, and in turn LPG.

In recent years, there has been a strong supply of natural gas and an increase in the construction of plants and projects involving natural gas, of which LPG is a byproduct. Several of these projects, however, have experienced delays in their completion for various reasons and thus the expected increase in the supply of LPG from these projects may be delayed significantly. Any declines in the price of oil and natural gas could exacerbate these dynamics. If the supply of natural gas decreases, we may see a concurrent reduction in the production of LPG, resulting in lesser demand and lower charter rates for our vessels, which could ultimately have a material adverse impact on our revenues, operations and future growth.

An over-supply of ships may lead to a reduction in charter rates, vessel values and profitability.

The market supply of LPG carriers is affected by a number of factors, such as supply and demand for LPG, natural gas and other energy resources, supply and demand for seaborne transportation of such energy resources, and the current and expected purchase orders for new-buildings. If the capacity of new LPG carriers delivered exceeds the capacity of such vessel types being scrapped and converted to non-trading vessels, global fleet capacity will increase. If the supply of LPG carrier capacity, for the vessel class sizes comprising our fleet in particular, increases, and if the demand for the capacity of such vessel types decreases, or does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations.

The market values of our vessels may fluctuate significantly. When the market values of our vessels are low, we may incur a loss on sale of a vessel or record an impairment charge, as we did in each of the last ten fiscal years, which may adversely affect our profitability.

The market values of our vessels are subject to potential significant fluctuations depending on a number of factors including:

•	general economic and market conditions affecting the shipping industry;

•	age, sophistication and condition of our vessels;

•	types and sizes of vessels;

•	availability of other modes of transportation;

•	cost and delivery of schedules for new-buildings;

•	governmental and other regulations;

•	supply and demand for LPG products;

•	prevailing level of LPG charter rates; and

•	technological advances.

If we sell vessels at a time when vessel prices have fallen, the sale may be for less than the vessel’s carrying value in our financial statements, resulting in a reduction in profitability. Furthermore, if vessel values experience significant declines, we may have to record an impairment loss in our financial statements, which would also result in a reduction in our profits, as was the case in 2025 and other prior years. If the market value of our fleet declines, we may not be in compliance with certain provisions of our existing loan agreements and we may not be able to refinance our debt or obtain additional financing or, if reinstated, pay dividends. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet. The loss of our vessels would mean we could not run our business.

Technological innovation could reduce our charter hire income and the value of our vessels.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly, including the ability to use alternative combustion fuels. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new LPG carriers are built that are more efficient or more flexible or have longer physical lives than our vessels, including new vessels powered by alternative fuels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels, and the resale value of our vessels could significantly decrease, which could also result in impairment costs. In these circumstances, we may also be forced to charter our vessels to less creditworthy charterers, either because the oil majors and other top tier charters will not charter older and less technologically advanced vessels or will only charter such vessels at lower contracted charter rates than we are able to obtain from these less creditworthy, second tier charterers. Consequently, our results of operations and financial condition could be adversely affected.

Changes in fuel, or bunker, prices may adversely affect profits.

While we do not bear the cost of fuel or bunkers under time and bareboat charters, fuel is a significant expense in our shipping operations when vessels are deployed under spot charters. The cost of fuel, including the fuel efficiency or capability to use lower priced fuel, can also be an important factor considered by charterers in negotiating charter rates. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries(“OPEC”) and other oil and gas producers, war, sanctions and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Furthermore, fuel may become significantly more expensive in the future, which may reduce our profitability. In March 2026, the outbreak of war in the Middle East between Iran and the U.S. and Israel, and related disruption of shipping in the Persian Gulf and substantial closure of the Strait of Hormuz, resulted in a sharp increase in the cost of fuel. In addition, the recent entry into force, on January 1, 2020, of the 0.5% global sulfur cap in marine fuels used by vessels that are not equipped with sulfur oxide (“SOx”) exhaust gas cleaning systems (“scrubbers”) under the International Convention for Prevention of Pollution from Ships (“MARPOL”) Annex VI may lead to changes in the production quantities and prices of different grades of marine fuel by refineries and introduces an additional element of uncertainty in fuel markets, which could result in additional costs and adversely affect our cash flows, earnings and results from operations.

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to ESG policies may impose additional costs on us or expose us to additional risks.

Companies across all industries, including the shipping industry, are facing increased scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies which do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or the stock price of such a company could be materially and adversely affected. As a result, we may be required to implement more stringent ESG procedures or standards so that we continue to have access to capital and our existing and future investors and lenders remain invested in us and make further investments in us.

Specifically, we may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. Additionally, certain investors and lenders may exclude LPG shipping companies, such as us, from their investing portfolios altogether due to environmental, social and governance factors. If we are faced with limitations in the debt and/or equity markets as a result of these concerns, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to access funds to implement our business strategy or service our indebtedness, which could have a material adverse effect on our financial condition and results of operations.

If we cannot meet our charterers’ quality and compliance requirements, including regulations or costs associated with the environmental impact of our vessels, we may not be able to operate our vessels profitably which could have an adverse effect on our future performance, results of operations, cash flows and financial position.

Customers have a high and increasing focus on quality, emissions and compliance standards with their suppliers across the entire value chain, including shipping and transportation. There is also increasing focus on the environmental footprint of marine transportation. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations, and are subject to vetting processes conducted by prospective charterers. In addition, RightShip, which is a voluntary compliance requirement but a desirable chartering verifier among top charterers, is also demanding compliance with their standards regarding environmental acceptability based on a number of variables and factors important in the maritime industry. If we or our manager, Stealth Maritime, are rated low or otherwise perform poorly on Rightship evaluations or other vetting processes conducted by charterers, it could lead to the loss of approval to conduct business with us and in turn the loss of revenue under existing charters or future chartering opportunities.

Our continuous compliance with existing and new standards and quality requirements is vital for our operations. Related risks could materialize in multiple ways, including a sudden and unexpected breach in quality and/or compliance concerning one or more vessels and/or a continuous decrease in the quality concerning one or more vessels occurring over time. For instance, in June 2021, the IMO, working with the Marine Environmental Protection Committee, passed amendments to Annex VI aimed at reducing carbon emissions produced by vessels and include two new metrics for measuring a vessel’s overall energy efficiency and actual carbon dioxide emissions: Energy Efficiency Existing Shipping Index (“EEXI”) and Carbon Intensity Indicator (“CII”). If our vessels are only able to comply with the maximum EEXI and CII thresholds by reducing their speed, our vessels may be less attractive to charterers, and we may only be able to charter our vessels for lower charter rates or to less creditworthy charters, if we are able to do so at all. Non-compliance by us, either suddenly or over a period of time, or an increase in requirements by our charterers above and beyond what we deliver, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

We are subject to regulations and liability under environmental laws that require significant expenditures, which can affect the ability and competitiveness of our vessels to trade, our results of operations and financial condition.

Our business and the operation of our vessels are regulated under international conventions, national, state and local laws and regulations in force in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration, in order to protect against potential environmental impacts. Regulations of vessels, particularly environmental regulations have become more stringent and are expected to be further revised and become stricter in the future, including air emissions (nitrogen and sulfur oxides, particulate matter, etc.), marine pollution, ballast water treatment system implementation, and GHG emissions. As a result, significant capital expenditures may be required on our vessels to keep them in compliance, and we may be required to pay increased prices for newbuild and secondhand vessels that meet these requirements. See “Business- Environmental and Other Regulations” for more information.

In addition, the heightened environmental, quality and security concerns of the public, regulators, insurance underwriters, financing sources and charterers may generally lead to additional regulatory requirements, including enhanced risk assessment and security requirements, greater inspection and safety requirements on all vessels in the marine transportation markets and possibly restrictions on the emissions of greenhouse gases from the operation of vessels. These requirements are likely to add incremental costs to our operations and the failure to comply with these requirements may affect the ability of our vessels to obtain and, possibly, collect on insurance or to obtain the required certificates for entry into the different ports where we operate. We could also incur material liabilities, including cleanup obligations and claims for natural resource, personal injury and property damages in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. Violations of, or liabilities under, environmental regulations can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels. Any such actual or alleged environmental laws regulations and policies violation, under negligence, willful misconduct or fault, could result in substantial fines, civil and/or criminal penalties or curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business.

Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. Events of this nature would have a material adverse effect on our business, financial condition and results of operations.

Environmental regulations in relation to climate change and greenhouse gas (“GHG”) emissions may increase operational and financial restrictions, and environmental compliance costs and our non-scrubber fitted vessels may face difficulties in competing with scrubber-fitted vessels.

GHG reduction measures adopted, or further additional measures to be adopted by the IMO, EU and other jurisdictions for achieving 2030 goals may impose operational and financial restrictions, carbon taxes or an emission trading system on less efficient vessels starting from 2023, gradually affecting younger vessels, even newbuilds after 2030, reducing their trade and competitiveness, increasing their environmental compliance costs, imposing additional energy efficiency investments, or even making such vessels obsolete. Maritime shipping is included within the European Union’s Emission Trading Scheme (ETS) as of January 1, 2024 with a phase-in period requiring shipping companies to surrender 40% of their 2024 emissions in 2025; 70% of their 2025 emissions in 2026; and 100% of their 2026 emissions in 2027 as well as the Fuel EU Maritime Regulation 2023/1805, or FuelEU, which sets limitations on the acceptable yearly greenhouse gas intensity of the energy used by covered vessels. Compliance with the maritime EU ETS and FuelEU may result in additional compliance and administration costs. These or other developments may lead to environmental taxation affecting less energy efficient vessels, reduce their trade and competitiveness and make certain vessels in our fleet obsolete, which may result in financial impacts on our results of operations that we cannot predict with certainty at this time. This could have a material adverse effect on our business, financial condition and results of operations. See “Business-Environmental and Other Regulations” for more information.

All but one of our vessels are not retrofitted with scrubbers and need to use low sulfur fuel containing 0.5% sulfur content, which is currently more expensive than standard marine fuel containing 3.5% sulfur content. If the cost differential between low sulfur fuel and high sulfur fuel is significantly higher than anticipated, or if low sulfur fuel is not available at ports on certain trading routes, it may not be feasible or competitive to operate vessels on certain trading routes without installing scrubbers or without incurring deviation time to obtain compliant fuel. Our vessels may therefore face difficulties in competing with vessels equipped with scrubbers.

Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also have an effect on demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for LPG in the future or create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil and gas industry could have significant financial and operational adverse impacts on our business that we cannot predict with certainty at this time.

Our vessels are subject to periodic inspections by a classification society.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. Our fleet is currently classed with Lloyds Register of Shipping, Nippon Kaiji Kyokai, or NKK, the American Bureau of Shipping and Bureau Veritas.

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry docked every two to three years for inspection of the underwater parts of such vessel. However, for vessels not exceeding 15 years that have means to facilitate underwater inspection in lieu of dry docking, the dry docking may be skipped and be conducted concurrently with the special survey.

If a vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable; we would then be in violation of covenants in our loan agreements and insurance contracts or other financing arrangements. This would adversely impact our operations and revenues.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and others may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our ships or, possibly, another vessel managed by Stealth Maritime, as was the case with the arrest of one of our former vessels in August 2015.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of revenues.

A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels would adversely impact our operations and revenues, thereby resulting in loss of revenues.

Risks involved with operating ocean-going vessels could affect our business and reputation, which would adversely affect our revenues and stock price.

The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

•	marine accident or disaster;

•	piracy and terrorism;

•	explosions;

•	environmental accidents;

•	pollution;

•	loss of life;

•	cargo and property losses or damage; and

•	business interruptions caused by mechanical failure, human error, war, political action in various countries, labor strikes or adverse weather conditions.

Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in a serious accident could harm our reputation as a safe and reliable vessel operator and lead to a loss of business.

Our vessels may suffer damage and we may face unexpected repair costs, which could affect our cash flow and financial condition.

If our vessels suffer damages, they may need to be repaired at a shipyard facility. The costs of repairs are unpredictable and can be substantial. For example, on July 6, 2025, while the LPG tanker Eco Wizard was alongside at the port of Ust-Luga, Russia, during ammonia cargo loading operations, the Master reported hearing two explosions and the vessel sustained damage to the engine room and in one cargo tank. It is currently at a port in Latvia where further assessments are being conducted following damage caused during the July incident. Although there can be no assurance of the extent of insurance coverage, we currently anticipate to be indemnified for the loss of the vessel in accordance with the insured value and applicable war risk coverage, subject to final adjustment and agreement with underwriters.

The conflicts in the Middle East, including strikes on vessels in the Persian Gulf, and Ukraine and Houthi attacks on vessels in the Gulf of Finland, Black Sea, Red Sea and Gulf of Aden may increase the risk that our vessels may suffer damages or face unexpected repair costs, and increase the cost of war risk insurance premiums, if such insurance is available at all. We may have to pay repair costs that our insurance does not cover. There is the possibility that a specific claim may not be paid, or that we will not always be able to obtain adequate insurance coverage at reasonable rates. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, particularly if damages exceed our insurance coverage, would have an adverse effect on our cash flow and financial condition. We do not intend to carry business interruption insurance.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden, off the coast of Somalia. If these piracy attacks occur in regions in which our vessels are deployed and are characterized by insurers as “war risk” zones, as the Gulf of Aden continues to be, or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage, for which we are responsible with respect to vessels employed on spot charters, but not vessels employed on bareboat or time charters, could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including employing onboard security guards, could increase in such circumstances. We usually employ armed guards on board the vessels on time and spot charters that transit areas where Somali pirates operate. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

Our operations outside the United States expose us to global risks, such as political conflict, terrorism and public health concerns, which may interfere with the operation of our vessels.

We are an international company and primarily conduct our operations outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area, as has again commenced in the Persian Gulf and Strait of Hormuz as a result of the war between Iran and the U.S. and Israel. Continuing conflicts, instability and other recent developments in Israel, Iran, Ukraine, Gaza, and the Middle East and elsewhere, may lead to additional acts of terrorism or armed conflict around the world, and our vessels may face higher risks of being attacked or detained, or shipping routes transited by our vessels, such as the Strait of Hormuz or the Black Sea, may be otherwise disrupted. As of the date of this annual report, one of our vessels, the Eco Oracle, remains in the Persian Gulf and has not been able to exit due to the effective closure of the Strait of Hormuz. Acts of terrorism may increase with the continuing conflicts in the Middle East and North Africa, and therefore our vessels may face higher risks of being attacked.

In addition, hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations and performance. If certain shipping lanes were to close, such as Iran’s threats to close the Strait of Hormuz as a result of the war between Iran and the U.S. and Israel, it could adversely affect the availability of, and the demand for crude oil and petroleum products, as well as LPG, as is currently feared. This would negatively affect our business and our customers’ investment decisions over an extended period of time. In addition, sanctions against oil exporting countries such as Iran, Syria and Venezuela, and the events in Ukraine and related sanctions against Russia, may also impact the availability of LPG and which would increase the availability of applicable vessels, thereby impacting negatively charter rates. In addition, any charters that we enter into with Chinese customers may be subject to new regulations in China that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Chinese government new taxes or other fees. Changes in laws and regulations, including tax matters and their implementation by local authorities could affect our vessels chartered to Chinese customers, as well as our vessels calling to Chinese ports, and could have a material adverse effect on our business, results of operations and financial condition.

Terrorist attacks, or the perception that LPG or natural gas facilities and LPG carriers are potential terrorist targets, could materially and adversely affect the continued supply of LPG to the United States and to other countries. Concern that LPG and natural gas facilities may be targeted for attack by terrorists has contributed to a significant community and environmental resistance to the construction of a number of natural gas facilities, primarily in North America. If a terrorist incident involving a gas facility or gas carrier did occur, the incident may adversely affect necessary LPG facilities or natural gas facilities currently in operation. Furthermore, future terrorist attacks could result in increased volatility of the financial markets in the United States and globally, and could result in an economic recession in the United States or the world. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs. In addition, public health threats, such as the coronavirus, influenza and other highly contagious diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, and the operations of our customers.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

Our vessels call in ports in certain geographic areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims or penalties which could have an adverse effect on our business, results of operations, cash flows and financial condition.

Our vessels may call on ports located in countries that are subject to sanctions and embargoes imposed by the U.S. or other governments, which could adversely affect our reputation and the market for our common stock.

From time to time on charterers’ instructions, our vessels have called and may again call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the United States government as state sponsors of terrorism, such as Cuba, Iran and North Korea. The ongoing conflict in Ukraine has resulted in the imposition of sanctions against regions of Ukraine, in addition to those previously imposed with respect to the Crimea region, and Russia, and could result in the imposition of further economic sanctions by the United States and the European Union against Russia. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.

We believe all of our port calls have been made in full compliance with applicable economic sanctions laws and regulations, including those of the United States, the EU and other relevant jurisdictions. Our charter agreements include provisions that restrict trades of our vessels to countries targeted by economic sanctions unless such transportation activities involving sanctioned countries are permitted under applicable economic sanctions and embargo regimes. Our ordinary chartering policy is to seek to include similar provisions in all of our period charters. Prior to agreeing to waive existing charter party restrictions on carrying cargoes to or from ports that may implicate sanctions risks, we ensure that the charterers have proof of compliance with international and U.S. sanctions requirements, or applicable licenses or other exemptions.

Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may vary or may be subject to changing interpretations and we may be unable to prevent our charterers from violating contractual and legal restrictions on their operations of the vessels. Any such violation could result in fines or other penalties for us and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Company. Additionally, some investors may decide to divest their interest, or not to invest, in the Company simply because we do business with companies that do lawful business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Failure to comply with the U.S. Foreign Corrupt Practices Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.

We operate in a number of countries through the world, including countries that may be known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted policies which are consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-bribery laws. We are subject, however, to the risk that we, our affiliated entities or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

A cyber-attack could materially disrupt our business.

Our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information on our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks Related To Our Business

We are dependent on the ability and willingness of our charterers to honor their commitments to us for all our revenues.

We derive all our revenues from the payment of charter hire by charterers of our vessels. The ability and willingness of each of our counterparties to perform their obligations under charter agreements with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the LPG carrier sector of the shipping industry and the overall financial condition of the counterparties. In addition, in depressed market conditions, charterers may seek to renegotiate their charters or may default on their obligations under charters and our charterers may fail to pay charter hire or attempt to renegotiate charter rates. For example, in 2020 a charterer of four of our vessels sought bankruptcy protection, purported to cancel the charters for these vessels and returned the vessels to us. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on bareboat or time charters could be at lower rates. If we lose a charter, we may be unable to re-deploy the related vessel on terms as favorable to us. We would not receive any revenues from such a vessel while it remained unchartered, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. The failure by charterers to meet their obligations to us or an attempt by charterers to renegotiate our charter agreements could have a material adverse effect on our revenues, results of operations and financial condition.

We are exposed to the volatile spot market and charters at attractive rates may not be available when the charters for our vessels expire which would have an adverse impact on our revenues and financial condition.

As of April 1, 2026, of our 28 vessels in the water, including one JV Vessel and two vessels we have agreed to sell, three were deployed in the spot market, while another 17 were scheduled to complete their existing time charters during 2026.

We are exposed to fluctuations in the charter market for the remaining anticipated voyage days that are not covered by fixed-rate contracts, and to the extent the counterparties to our fixed-rate charter contracts fail to honor their obligations to us. The successful operation of our vessels in the competitive and highly volatile spot charter market depends on, among other things, obtaining profitable spot charters, which depends greatly on vessel supply and demand, and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unloaded to pick up cargo. When the current charters for our fleet expire or are terminated, it may not be possible to re-charter these vessels at similar rates, or at all, or to secure charters for any additional LPG carrier acquisitions at similarly profitable rates, or at all. As a result, we may have to accept lower rates or experience off hire time for our vessels, which would adversely impact our revenues, results of operations and financial condition.

We depend upon a few significant customers for a large part of our revenues. The loss of one or more of these customers could adversely affect our financial performance.

In our operating history, we have derived a significant part of our revenue from a small number of charterers. For the years ended December 31, 2025, 2024 and 2023, we had two customers, two customers and two customers, respectively, from which we derived more than 10% of our revenues. For the years ended December 31, 2025, 2024 and 2023, our three largest customers accounted for 34.1%, 32.3% and 43.4%, respectively, of our revenues. Overall, we anticipate a limited number of customers will continue to represent significant amounts of our revenue. If these customers cease doing business or do not fulfill their obligations under the charters for our vessels, our results of operations and cash flows could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows and financial condition could be adversely affected.

Any loan agreements or other financing arrangements we enter into may contain restrictive covenants that may limit our liquidity and corporate activities.

Any loan agreements and other financing arrangements that we may enter into in the future may impose, operating and financial restrictions on us. These restrictions may limit our ability to:

•	incur additional indebtedness;

•	create liens on our assets;

•	sell capital stock of our subsidiaries;

•	make investments;

•	engage in mergers or acquisitions;

•	pay dividends; and

•	make capital expenditures.

We expect that any loan agreements we may enter into in the future would require us to maintain specified financial ratios, satisfy financial covenants and contain cross-default clauses.

As a result of any such restrictions in our loan agreements or other future financing arrangements, we may need to seek permission from our lenders in order to engage in some corporate actions. In such case, our lenders’ interests may be different from ours, and we may not be able to obtain their permission when needed. This may prevent us from taking actions that we believe are in our best interest which may adversely impact our revenues, results of operations and financial condition.

A failure by us to meet our payment and other obligations, including financial covenants and security coverage requirements, in any loan agreements and other financing arrangements that we may enter into in the future could lead to defaults under our secured loan agreements. Our lenders could then accelerate our indebtedness and foreclose on our fleet. The loss of our vessels would mean we could not run our business.

The market values of our vessels may decrease, which could cause us to breach covenants in any loan agreements or other financing arrangements we may enter into in the futures, and could have a material adverse effect on our business, financial condition and results of operations.

We expect that any loan agreements we may enter into in the future would be secured by liens on our vessels and contain various financial covenants, including requirements that relate to our financial condition, operating performance and liquidity. For example, we may be required to maintain a maximum consolidated leverage ratio that is based, in part, upon the market value of the vessels securing the applicable loan, as well as a minimum ratio of the market value of vessels securing a loan to the principal amount outstanding under such loan. The market value of LPG carriers is sensitive to, among other things, changes in the LPG carrier charter markets, with vessel values deteriorating in times when LPG carrier charter rates are falling and improving when charter rates are anticipated to rise. Low charter rates in the LPG carrier charter and the impact of any decline in oil prices on demand for LPG may again adversely affect LPG carrier values. A worsening of charter market conditions would likely lead to a significant decline in the fair market values of our vessels, which may affect our ability to comply with these covenants in any loan agreements or financing arrangements we may enter into in the future. If the value of our vessels deteriorates, we may have to record an impairment charge in our financial statements as we did in all but one of our last eight fiscal years which would adversely affect our financial results and could further hinder our ability to raise capital.

A failure to comply with our covenants and/or obtain covenant waivers or modifications could result in our lenders requiring us to post additional collateral, enhance our equity and liquidity, increase our interest payments or pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet or accelerate our indebtedness, which would impair our ability to continue to conduct our business. If our indebtedness is accelerated, we may not be able to refinance our debt or obtain additional financing and could lose our vessels if our lenders foreclose their liens. In addition, if we find it necessary to sell our vessels at a time when vessel prices are low, we will recognize losses and a reduction in our earnings, which could affect our ability to raise additional capital necessary for us to comply with our loan agreements.

Our ability to obtain additional debt financing may be dependent on the performance of our then existing charters and the creditworthiness of our charterers, as well as the perceived impact of emissions by our vessels on the climate.

The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require in order to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing or obtain financing at a higher than anticipated cost may materially affect our results of operation and our ability to implement our business strategy.

In 2019, a number of leading lenders to the shipping industry and other industry participants announced a global framework by which financial institutions can assess the climate alignment of their ship finance portfolios, called the Poseidon Principles, and additional lenders have subsequently announced their intention to adhere to such principles. If the ships in our fleet are deemed not to satisfy the emissions and other sustainability standards contemplated by the Poseidon Principles, or other ESG standards required by lenders or investors, the availability and cost of bank financing for such vessels may be adversely affected.

A significant increase in our debt levels may adversely affect us and our cash flows.

As of December 31, 2025 and April 1, 2026, we had no outstanding indebtedness. Although during the last few years our outstanding indebtedness was reduced and we currently have no outstanding indebtedness, we may incur indebtedness in connection with any further expansion of our fleet, and possibly to refinance our existing vessels with debt secured by such vessels. Such an increase in the level of indebtedness and the need to service the indebtedness may impact our profitability and cash available for growth of our fleet, working capital and dividends if any. Additionally, further increases in interest rate levels, may increase the cost of servicing our indebtedness with similar results.

To finance our future fleet expansion program beyond our current fleet we expect we may incur l secured debt. In such a case, we would have to dedicate a portion of our cash flow from operations to pay the principal and interest on this debt. These payments would limit funds otherwise available for working capital, capital expenditures, and other purposes, including any distributions of cash to our stockholders, and our inability to service our debt could lead to acceleration of our debt and foreclosure on our fleet.

Moreover, carrying secured indebtedness would expose us to increased risks if the demand for LPG transportation decreases and charter rates and vessel values are adversely affected.

We may be exposed to volatility in interest rates, including SOFR.

We expect that the loans advanced under any new credit facilities we may enter into would be advanced at a floating rate based on SOFR, as was the case with our past loan agreements. Interest rates increased significantly in recent years before declining slightly in 2025, and have been volatile in past years, which can affect the amount of interest payable on floating rate debt, and which, in turn, could have an adverse effect on our earnings and cash flow during periods in which we have such debt. Interest rates were at historically low levels for an extended period of time and may continue to increase from these past low levels. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our interest rate exposure and the interest rates applicable to any credit facilities and or other financing arrangements to which we are party increase. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate or bunker cost exposure, our hedging strategies may not be effective and we may incur substantial losses.

Any derivative contracts we enter into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income, as well as reductions in our stockholders’ equity.

We had entered in the past and may enter in the future into interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under past credit facilities which were advanced at floating rates based on SOFR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates or currencies move materially differently from our expectations. We terminated our last interest rate swap with notional outstanding amount of $18.6 million on April 2, 2025.

To the extent any interest rate swaps we enter into do not qualify for treatment as hedges for accounting purposes, we recognize fluctuations in the fair value of such contracts in our statement of operations. In addition, changes in the fair value of any derivative contracts that do qualify for treatment as hedges, are recognized in “Accumulated other comprehensive income” on our balance sheet. Our financial condition could also be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under any financing arrangements under which loans have been advanced at a floating rate based on SOFR.

In addition, we had entered in the past and may enter in the future into foreign currency derivative contracts in order to hedge an exposure to foreign currencies related to shipbuilding contracts.

Any hedging activities we engage in may not effectively manage our interest rate and foreign exchange exposure or have the desired impact on our financial condition or results of operations.

Because we generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could adversely affect our results of operations.

We generate all of our revenues in U.S. dollars and the majority of our expenses are also in U.S. dollars. However, a relatively small portion of our overall expenses, is incurred in Euros. This could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can thereby increase, decreasing our net income.

We are dependent on our relationship with Stealth Maritime.

As of April 1, 2026, Stealth Maritime served as commercial manager for all 28 operating vessels in our fleet, including our JV vessel, and technical manager for 26 vessels in our fleet, while subcontracting the technical management of the two remaining vessels in our fleet to unaffiliated third parties. We are accordingly dependent upon our fleet manager, Stealth Maritime, for:

•	the administration, chartering and operations supervision of our fleet;

•	our recognition and acceptance as owners of LPG carriers, including our ability to attract charterers;

•	relations with charterers and charter brokers;

•	operational expertise; and

•	management experience.

The loss of Stealth Maritime’s services or its failure to perform its obligations to us properly for financial or other reasons could materially and adversely affect our business and the results of our operations. Although we may have rights against Stealth Maritime if it defaults on its obligations to us, you would have no recourse against Stealth Maritime. In addition, we might not be able to find a replacement manager on terms as favorable as those currently in place with Stealth Maritime. Further, we expect that we will need to seek approval from our lenders to change our manager.

In addition, if Stealth Maritime suffers material damage to its reputation or relationships, including as a result of a spill or other environmental incident or an accident, or any violation or alleged violation of U.S., EU, UN or other sanctions, involving ships managed by Stealth Maritime whether or not owned by us, it may harm the ability of our Company or our subsidiaries to successfully compete in our industry, including due to oil majors and other charterers electing not to do business with Stealth Maritime or us.

We depend on third party managers to manage part of our fleet.

Stealth Maritime subcontracts the management for some of our vessels to third parties, including technical support, crewing, operation, maintenance and repair. The loss of their services or their failure to perform their obligations could materially and adversely affect the results of our operations. Although we may have rights against these managers if they default on their obligations, you would have no recourse against these parties. In addition, we might not be able to find replacement technical managers on terms as favorable as those currently in place.

We may enter into certain significant transactions with companies affiliated with members of the Vafias family which may result in conflicts of interests.

In addition to our management contract with Stealth Maritime, a company controlled by members of the Vafias family other than our Chief Executive Officer, from time to time we may enter into other transactions with companies affiliated with members of the Vafias family such as the agreements for the acquisition of two newbuilding LPG carriers in June 2020, the acquisition of a 51% ownership in a newbuilding LPG carrier delivered in 2023, as part of a joint venture, the other 49% having been bought by an unaffiliated joint venture partner, and the acquisition of two newbuilding LPG carriers in July 2022. Stealth Maritime also contracts for the crewing of vessels in our fleet with Hellenic Manning Overseas Inc, formerly known as Navis Maritime Services Inc., which is 25% owned by an affiliate of Stealth Maritime. Such transactions could create conflicts of interest that could adversely affect our business or your interests as holders of our common stock, as well as our financial position, results of operations and our future prospects.

Our directors and officers may in the future hold direct or indirect interests in companies that compete with us.

Our directors and officers each have a history of involvement in the shipping industry and may in the future, directly or indirectly, hold investments in companies that compete with us. In that case, they may face conflicts between their own interests and their obligations to us.

Companies affiliated with us, including Stealth Maritime and Brave Maritime, may manage or acquire vessels that compete with our fleet.

It is possible that Stealth Maritime or companies affiliated with Stealth Maritime, including Brave Maritime, could, in the future, agree to manage vessels that compete directly with ours. As long as Stealth Maritime (or an entity with respect to which Harry N. Vafias is an executive officer, director or the principal shareholder) is our fleet manager or Harry Vafias is an executive officer or director of the Company, Stealth Maritime has granted us a right of first refusal to acquire any LPG carrier, which Stealth Maritime may acquire in the future. In addition, Stealth Maritime has agreed that it will not charter-in any LPG carrier without first offering the opportunity to charter-in such vessel to us. Our President and Chief Executive Officer, Harry N. Vafias, has granted us an equivalent right with respect to any entity that he is an executive officer, director or principal shareholder of, so long as he is an executive officer or a director of our company. Were we, however, to decline any such opportunity offered to us or if we do not have the resources or desire to accept any such opportunity, Stealth Maritime or the entity controlled by Mr. Vafias could retain and manage the vessel. In addition, these restrictions, including the right of first refusal, do not apply to Brave Maritime. Furthermore, this right of first refusal does not prohibit Stealth Maritime from managing vessels owned by unaffiliated third parties in competition with us. Currently, Stealth Maritime manages four LPG vessels in addition to those in our fleet. In such cases, they could compete with our fleet and may face conflicts between their own interests and their obligations to us. In the future, we may also consider diversifying into wet, dry or other gas shipping sectors, which, like product carriers and crude oil tankers, are not covered by this right of first refusal agreement. Any such vessels would be in competition with Stealth Maritime and companies affiliated with Stealth Maritime. Stealth Maritime might be faced with conflicts of interest with respect to their own interests and their obligations to us that could adversely affect our business and your interests as stockholders. None of our vessels are currently managed by Brave Maritime.

As our fleet has grown in size, our manager, Stealth Maritime, has needed to improve our operations and financial systems, staff and crew; if our manager cannot maintain these systems or continue to recruit suitable employees, our business and results of operations may be adversely affected.

We have significantly expanded our fleet since our initial public offering in October 2005, and as a consequence of this, Stealth Maritime has invested considerable sums in upgrading its operating and financial systems, as well as hiring additional well-qualified personnel to manage the vessels now managed by Stealth Maritime. In addition, as we have expanded our fleet, we have had to rely on our technical managers to recruit suitable additional seafarers and ashore administrative and management personnel. Stealth Maritime and those technical managers may not be able to continue to hire suitable employees to the extent we continue to expand our fleet. Our LPG carriers require a technically skilled staff with specialized training. If the technical managers’ crewing agents are unable to employ such technically skilled staff, they may not be able to adequately staff our vessels. If Stealth Maritime is unable to operate our financial and operations systems effectively, or our technical managers are unable to recruit suitable employees as we expand our fleet, our results of operation and our ability to expand our fleet may be adversely affected.

Delays in the delivery of any newbuilding LPG carriers or secondhand LPG carriers we agree to acquire could harm our operating results.

Delays in the delivery of any newbuilding LPG carriers or second-hand vessels we may agree to acquire in the future, would delay our receipt of revenues generated by these vessels and, to the extent we have arranged charter employment for these vessels, could possibly result in the cancellation of those charters, and therefore adversely affect our anticipated results of operations. Although this would delay our funding requirements for the installment payments to purchase these vessels, it would also delay our receipt of revenues under any charters we arrange for such vessels. The delivery of newbuilding vessels could be delayed, other than at our request, because of, among other things, work stoppages or other labor disturbances; logistic delays in the supply of materials faced by the shipyard building the vessels; bankruptcy or other financial crisis of the shipyard; hostilities, health crises, or political or economic disturbances in the countries where the vessels are being built; weather interference or catastrophic event, such as a major earthquake, tsunami or fire; our requests for changes to the original vessel specifications; requests from our customers, with whom we may have arranged any charters for such vessels, to delay construction and delivery of such vessels due to weak economic conditions and shipping demand and a dispute with the shipyard building the vessels.

In addition, significant delays may impact the availability of any credit facilities we arranged for newbuilding vessels. The delivery of any secondhand vessels could be delayed because of, among other things, hostilities or political disturbances, non-performance of the purchase agreement with respect to the vessels by the seller, our inability to obtain requisite permits, approvals or financing or damage to or destruction of the vessels while being operated by the seller prior to the delivery date.

If we fail to manage our growth properly, we may not be able to successfully expand our market share.

As and when market conditions permit, we intend to continue to prudently grow our fleet over the long term. The acquisition of such additional vessels could impose significant additional responsibilities on our management and staff, and may necessitate that we, including through our manager, increase the number of personnel. In the future, we may not be able to identify suitable vessels, acquire vessels on advantageous terms or obtain financing for such acquisitions. Any future growth will depend on:

•	locating and acquiring suitable vessels;

•	identifying and completing acquisitions or joint ventures;

•	integrating any acquired business successfully with our existing operations;

•	expanding our customer base; and

•	obtaining required financing.

Growing a business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel, managing relationships with customers and our commercial and technical managers and integrating newly acquired vessels into existing infrastructures. We may not be successful in executing any growth initiatives and may incur significant expenses and losses in connection therewith.

We may decide to sell certain of the vessels in our fleet if in our view market conditions are favorable for such sales which could reduce the size of our LPG carrier fleet and reduce our future revenues.

Since our initial public offering through to December 31, 2025, we have sold over 50 LPG carriers. We sold seven vessels in 2023, two in 2024 and two in 2025, excluding any JV owned vessels. During 2026 we sold two vessels one already delivered to its buyers and one vessel expected to be delivered by the end of April 2026. We may decide to sell more vessels from our fleet if, in our view, the market conditions are favorable for such sales. If we sell additional vessels, the expected size of our LPG carrier fleet would be reduced, and as a result our anticipated level of revenues would be reduced.

Operating vessels under joint venture structures presents certain operational risks.

The operation of our JV agreement, which as of April 1, 2026 owned one of the 28 vessels in our operating fleet, present certain operational risks. Operation under a JV structure may increase certain administrative burdens, delay decision-making, and make it more difficult to obtain debt financing or complicate the operation of the vessels acquired under the joint venture agreements. For example, the joint venture agreements require that certain decisions regarding chartering or sale of the JV vessels be made jointly by us and the applicable JV investor. Accordingly, if the respective JV investors were to fail to cooperate with us with respect to these matters, such JV vessels may have to be sold or fixed on a period charter at an inopportune time, which could adversely affect our results of operations.

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of our management and our results of operation.

Our success depends to a significant extent upon the abilities and efforts of our management team, including our Chief Executive Officer, Harry Vafias. In addition, Harry Vafias is a member of the Vafias family, which controls Stealth Maritime, our fleet manager. Our success will depend upon our and Stealth Maritime’s ability to hire and retain qualified managers to oversee our operations. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not have employment agreements directly with our key personnel who are technically employees of Stealth Maritime, our fleet manager, although under our management agreement with Stealth Maritime, our relationship is governed by terms substantially similar to those typically included in employment agreements. We do not maintain “key man” life insurance on any of our officers.

In the highly competitive international LPG carrier market, we may not be able to compete for charters with new entrants or established companies with greater resources.

We deploy our vessels in highly competitive markets that are capital intensive. Competition arises primarily from other vessel owners, some of which have greater resources than we do. Competition for the transportation of LPG can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its managers to the charterers. Competitors with greater resources could enter and operate larger LPG carrier fleets through consolidations or acquisitions, and many larger fleets that compete with us in each of these sectors may be able to offer more competitive prices and fleets.

After the completion of the Tanker Spin-Off in 2021, we operate only LPG carriers and our lack of a diversified business could adversely affect us.

Unlike many other shipping companies, which may carry dry bulk, crude oil, oil products or products or goods shipped in containers, we currently depend entirely on the transport of LPG. The vast majority of our revenue has been and is expected to be derived from this single source-the seaborne transport of LPG. Due to our lack of a more diversified business model, adverse developments in the seaborne transport of LPG and the market for LPG products have a significantly greater impact on our financial conditions and results of operations than if we maintained more diverse assets or lines of business.

Purchasing and operating previously owned, or secondhand, vessels may result in increased operating costs and vessels off-hire, which could adversely affect our revenues.

Our examination of secondhand vessels, which may not include physical inspection prior to purchase, does not provide us with the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties on secondhand vessels.

In general, the cost of maintaining a vessel in good operating condition increases with its age. As of April 1, 2026, the average age of the vessels in our fleet, including the JV Vessel, was approximately 11.1 years. Older vessels are typically less fuel efficient and more costly to maintain and operate than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, the sales prices may not equal and could be less than their carrying values at that time.

The shipping industry has inherent operational risks that may not be adequately covered by our insurance.

We procure hull and machinery insurance, protection and indemnity insurance, which include environmental damage and pollution insurance coverage, and war risk insurance for our fleet. While we endeavor to be adequately insured against all known risks related to the operation of our ships, there remains the possibility that a liability may not be adequately covered and we may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may also not pay particular claims. Even if our insurance coverage is adequate, we may not be able to timely obtain a replacement vessel in the event of a loss. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue. In addition, if one of our ships, or other ships managed by our technical managers, were to incur significant costs from an accident, spill or other environmental liability, our insurance premiums and costs could increase significantly.

Our major stockholder exerts considerable influence on the outcome of matters on which our stockholders are entitled to vote and his interests may be different from yours.

Our major stockholder, our Chief Executive Officer, together with companies he controls, owns approximately 33.0% of our outstanding common stock as of April 1, 2026 and exerts considerable influence on the outcome of matters on which our stockholders are entitled to vote, including the election of our Board of Directors and other significant corporate actions. The interests of this stockholder may be different from yours.

Risks Related to Taxation

A change in tax laws in any country in which we operate or loss of a major tax dispute or a successful tax challenge to our operating structure, intercompany pricing policies or the taxable presence of our subsidiaries in certain countries could adversely affect us.

Tax laws, treaties and regulations are highly complex and subject to interpretation. Consequently, we and our subsidiaries are subject to changing laws, treaties and regulations in and between the countries in which we operate. Our tax expense is based on our interpretation of the tax laws in effect at the time the expense was incurred. A change in tax laws, treaties or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on our earnings. Such changes may include measures enacted in response to the ongoing initiatives in relation to fiscal legislation at an international level such as the Action Plan on Base Erosion and Profit Shifting of the Organization for Economic Co-Operation and Development, which contemplates a global minimum tax rate of 15% calculated on a jurisdictional basis, subject to exemptions including for qualifying international shipping income.

In addition, if any tax authority successfully challenges positions we may take in tax filings, our operational structure, intercompany pricing policies, the taxable presence of our subsidiaries in certain countries or any other situation, or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure, or if we lose a material tax dispute in any country, our effective tax rate on our worldwide earnings could increase substantially and our earnings and cash flows from operations could be materially adversely affected.

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessels’ tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel. As our manager is located in Greece, we will have to pay these duties. Our operations in Greece may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs, which may include requirements that we pay to the Greek government new taxes or other fees.

In addition, China has enacted a new tax for non-resident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels, including any stevedore, warehousing and other services connected with the transportation. The new regulation broadens the range of international transportation companies which may find themselves liable for Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports.

We may have to pay tax on United States-source income, which would reduce our earnings.

Under the United States Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of vessel owning or chartering corporations, such as our subsidiaries, that is attributable to transportation that begins or ends, but does not both begin and end, in the United States is characterized as United States-source shipping income. United States-source shipping income is subject to either a (i) 4% United States federal income tax without allowance for deductions or (ii) taxation at the standard United States federal income tax rates (and potentially to a 30% branch profits tax), unless derived by a corporation that qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

Generally, we and our subsidiaries will qualify for this exemption for a taxable year if our shares are treated as “primarily and regularly traded” on an established securities market in the United States. Our shares of common stock will be so treated if (i) the aggregate number of our shares of common stock traded during such year on an established securities market in the United States exceeds the aggregate number of our shares of common stock traded during that year on established securities markets in any other single country, (ii) either (x) our shares of common stock are regularly quoted during such year by dealers making a market in our shares or (y) trades in our shares of common stock are effected, other than in de minimis quantities, on an established securities market in the United States on at least 60 days during such taxable year and the aggregate number of our shares of common stock traded on an established securities market in the United States during such year equals at least 10% of the average number of our shares of common stock outstanding during such taxable year and (iii) our shares of common stock are not “closely held” during such taxable year. For these purposes, our shares of common stock will be treated as closely held during a taxable year if, for more than one-half the number of days in such taxable year, one or more persons each of whom owns either directly or under applicable attribution rules, at least 5% of our shares of common stock, own, in the aggregate, 50% or more of our shares of common stock, unless we can establish, in accordance with applicable documentation requirements, that a sufficient number of the shares of common stock in the closely-held block are owned, directly or indirectly, by persons that are residents of foreign jurisdictions that provide United States shipping companies with an exemption from tax that is equivalent to that provided by Section 883 to preclude other stockholders in the closely-held block from owning 50% or more of the closely-held block of shares of common stock.

We believe that it is currently the case, and may also be the case in the future, that, one or more persons each of whom owns, either directly or under applicable attribution rules, at least 5% of our shares of common stock own, in the aggregate, 50% or more of our shares of common stock. In such circumstances, we and our subsidiaries may qualify for the exemption provided in Section 883 of the Code only if a sufficient number of shares of the closely-held block of our shares of common stock were owned or treated as owned by “qualified stockholders” so it could not be the case that, for more than half of the days in the taxable year, the shares of common stock in the closely-held block not owned or treated as owned by qualified stockholders represented 50% or more of our shares of common stock. For these purposes, a “qualified stockholder” includes an individual that owns or is treated as owning shares of our common stock and is a resident of a jurisdiction that provides an exemption that is equivalent to that provided by Section 883 of the Code and certain other persons; provided in each case that such individual or other person complies with certain documentation and certification requirements set forth in the Section 883 regulations and designed to establish status as a qualified stockholder.

Our Chief Executive Officer, who beneficially owned approximately 33.0% of our outstanding shares of common stock as of April 1, 2026, has entered into an agreement with us regarding his compliance, and the compliance by certain entities that he controls and through which he owns our shares, with the certification procedures designed to establish status as a qualified stockholder. In certain circumstances, his compliance and the compliance of such entities he controls with the terms of that agreement may enable us and our subsidiaries to qualify for the benefits of Section 883 even where persons (each of whom owns, either directly or under applicable attribution rules, 5% or more of our shares) own, in the aggregate, more than 50% of our outstanding shares. However, his compliance and the compliance of such entities he controls with the terms of that agreement may not enable us or our subsidiaries to qualify for the benefits of Section 883. We or any of our subsidiaries may not qualify for the benefits of Section 883 for any year.

If we or our subsidiaries do not qualify for the exemption under Section 883 of the Code for any taxable year, then we or our subsidiaries would be subject for those years to the 4% United States federal income tax on gross United States shipping income or, in certain circumstances, to net income taxation at the standard United States federal income tax rates (and potentially also to a 30% branch profits tax). The imposition of such tax could have a negative effect on our business and would result in decreased earnings and cash flow.

We could become a “passive foreign investment company,” which would have adverse United States federal income tax consequences to United States holders and, in turn, us.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income” and working capital and similar assets held pending investment in vessels will generally be treated as an asset which produces passive income. United States stockholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

In connection with determining our PFIC status we treat and intend to continue to treat the gross income that we derive or are deemed to derive from our time chartering and voyage chartering activities as services income, rather than rental income. We believe that our income from time chartering and voyage chartering activities does not constitute “passive income” and that the assets that we own and operate in connection with the production of that income do not constitute assets held for the production of passive income. We treat and intend to continue to treat, for purposes of the PFIC rules, the income that we derive from bareboat charters as passive income and the assets giving rise to such income as assets held for the production of passive income. There is, however, no legal authority specifically under the PFIC rules regarding our current and proposed method of operation and it is possible that the Internal Revenue Service, or IRS, may not accept our positions and that a court may uphold such challenge, in which case we and certain of our subsidiaries could be treated as PFICs. In this regard we note that a federal court decision addressing the characterization of time charters concludes that they constitute leases for federal income tax purposes and employs an analysis which, if applied to our time charters, could result in our treatment and the treatment of our vessel-owning subsidiaries as PFICs. In addition, in making the determination as to whether we are a PFIC, we intend to treat the deposits that we make on our newbuilding contracts and that are with respect to vessels we do not expect to bareboat charter as assets which are not held for the production of passive income for purposes of determining whether we are a PFIC. We note that there is no direct authority on this point and it is possible that the IRS may disagree with our position.

We do not believe that we were a PFIC for 2025. This belief is based in part upon our beliefs regarding the value of the assets that we hold for the production of or in connection with the production of passive income relative to the value of our other assets. Should these beliefs turn out to be incorrect, then we and certain of our subsidiaries could be treated as PFICs for 2025. There can be no assurance that the U.S. Internal Revenue Service (“IRS”) or a court will not determine values for our assets that would cause us to be treated as a PFIC for 2025 or a subsequent year.

In addition, although we do not believe that we were a PFIC for 2025, we may choose to operate our business in the current or in future taxable years in a manner that could cause us to become a PFIC for those years. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, and depends upon our assets, income and operations in that taxable year, there can be no assurance that we will not be considered a PFIC for 2025 or any future taxable year.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States stockholders would face adverse United States tax consequences. Under the PFIC rules, unless those stockholders make an election available under the Code (which election could itself have adverse consequences for such stockholders, as discussed below under “Item 10 Additional Information-E. Tax Considerations-United States Federal Income Taxation of United States Holders”), such stockholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our shares of common stock, as if the excess distribution or gain had been recognized ratably over the stockholder’s holding period of our shares of common stock. See “Item 10. Additional Information-E. Tax Considerations-United States Federal Income Tax Consequences-United States Federal Income Taxation of United States Holders” for a more comprehensive discussion of the United States federal income tax consequences to United States stockholders if we are treated as a PFIC. As a result of these adverse tax consequences to United States stockholders, such a finding by the IRS may result in sales of our common stock by United States stockholders, which could lower the price of our common stock and adversely affect our ability to raise capital.

Risks Related to an Investment in a Marshall Islands Corporation

As a foreign private issuer we are entitled to claim an exemption from certain Nasdaq corporate governance standards, and to the extent we elect to rely on this exemption, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

As a foreign private issuer, we are entitled to claim an exemption from many of Nasdaq’s corporate governance practices. Currently, our corporate governance practices comply with the Nasdaq corporate governance standards applicable to U.S. listed companies other than that, while Nasdaq requires listed companies to obtain prior shareholder approval for certain issuances of authorized stock in transactions not involving a public offering, as permitted under Marshall Islands law and our articles of incorporation and bylaws, we do not need prior shareholder approval to issue shares of authorized stock, including with respect to equity compensation. To the extent we rely on this or other exemptions you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law or a bankruptcy act.

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Stockholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public stockholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a U.S. jurisdiction. The Marshall Islands has no established bankruptcy act, and as a result, any bankruptcy action involving our company would have to be initiated outside the Marshall Islands, and our public stockholders may find it difficult or impossible to pursue their claims in such other jurisdictions.

It may be difficult to enforce service of process and judgments against us and our officers and directors.

We are a Marshall Islands company, and our executive offices are located outside of the United States. All of our directors and officers reside outside of the United States, and most of our assets and their assets are located outside the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in the U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. There is also substantial doubt that the courts of the Marshall Islands would enter judgments in original actions brought in those courts predicated on U.S., federal or state securities laws.

Risks Related To Our Common Stock

The market price of our common stock has fluctuated and may continue to fluctuate in the future.

The market price of our common stock has fluctuated widely since our initial public offering in October 2005 and may continue to do so as a result of many factors, including our actual results of operations and perceived prospects, the prospects of our competition and of the shipping industry in general and in particular the LPG carrier sector, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts’ recommendations or projections, changes in general valuations for companies in the shipping industry, particularly the LPG carrier sector, changes in general economic or market conditions and broad market fluctuations.

If the market price of our common stock again falls below $5.00 per share, under stock exchange rules, our stockholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to use shares of our common stock as collateral may depress demand and certain institutional investors are restricted from investing in or holding shares priced below $5.00, which could lead to sales of such shares creating further downward pressure on and increased volatility in the market price of our common stock.

We may not pay dividends on our common stock.

We have not paid a dividend since the first quarter of 2009, when our Board of Directors decided to suspend dividend payments in light of the volatile global economic situation and conditions in the LPG shipping market. Our board of directors will evaluate our dividend policy consistent with our cash flows and liquidity requirements. In addition, other external factors, such as future financing arrangements and capital expenditures, as well as Marshall Islands law, may also restrict or prohibit our declaration and payment of dividends under some circumstances. For instance, we would not be permitted to declare or pay cash dividends, or repurchase shares, if we are in default under our loan agreements, and our prior loan agreements contained prohibitions on us paying dividends or repurchasing shares in amounts that in any twelve-month period exceed 50% of our free cash flow in the preceding twelve-month period.

The declaration and payment of dividends will be subject at all times to the discretion of our Board of Directors. The timing and amount of future dividends will depend on the state of the LPG carrier market, our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements or other financing arrangements, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividends.

Anti-takeover provisions in our organizational documents and other agreements could make it difficult for our stockholders to replace or remove our current Board of Directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

Several provisions of our amended and restated articles of incorporation and bylaws could make it difficult for our stockholders to change the composition of our Board of Directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable.

These provisions include:

•	authorizing our Board of Directors to issue “blank check” preferred stock without stockholder approval;

•	providing for a classified Board of Directors with staggered three-year terms;

•	prohibiting cumulative voting in the election of directors;

•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of 80% of the outstanding shares of our common stock entitled to vote for the directors;

•	limiting the persons who may call special meetings of stockholders;

•	establishing advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted on by stockholders at stockholder meetings; and

•	prohibiting certain transactions with interested stockholders.

These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

Item 4.	Information on the Company

A. History and Development of the Company

StealthGas Inc. was incorporated in December 2004 in the Republic of the Marshall Islands. Our registered address in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. The name of our registered agent at such address is The Trust Company of the Marshall Islands, Inc. Our principal executive offices are located at 331 Kifissias Avenue, Kifissia 14561 Athens, Greece. Our telephone number for calls originating from the United States is (011) (30) (210) 625-0001.

In October 2005, we completed an initial public offering of our common stock in the United States and our common stock began trading on the Nasdaq National Market and now trades on the Nasdaq Global Select Market under the symbol “GASS”.

Prior to the initial public offering, we owned nine LPG carriers. Since the initial public offering and as of December 31, 2025, we acquired an additional 75 LPG carriers, including JV vessels, and three product carriers and an Aframax crude oil tanker and we concluded with the sale of 55 LPG carriers, including JV vessels, and we spun-off our four tankers to our shareholders as discussed below.

We incorporated Imperial Petroleum Inc. under the laws of the Republic of the Marshall Islands on May 14, 2021, to serve as the holding company of four subsidiaries, each owning one of the tanker vessels then in our fleet, which we subsequently contributed to Imperial Petroleum in connection with the Tanker Spin-Off. The four tankers comprised three medium range product carriers with a total capacity of 140,000 dwt and one 115,804 dwt Aframax tanker. On December 3, 2021, we distributed all of Imperial Petroleum’s outstanding shares of common stock and 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock, liquidation preference $25.00 per share, to our stockholders, which completed the separation of Imperial Petroleum from StealthGas.

As of December 31, 2025, we had a fleet of 29 LPG carriers, including one JV vessel. As of April 1, 2026, our fleet is composed of 28 LPG carriers, including one JV vessel, with a total capacity of approximately 339,134 cbm. We have agreed to sell one 5,025 cbm vessel, the Eco Universe, with scheduled delivery in April 2026 and one 3,525 cbm vessel, the Eco Royalty, with scheduled delivery in September 2026. Our 40,551 cbm vessel, the Eco Wizard, has continued, since July 2025, to be unable to be employed as a result of an incident in a Russian port.

Our Company operates through a number of subsidiaries which either directly or indirectly own or charter in the vessels in our fleet. A list of our subsidiaries, including their respective jurisdiction of incorporation, as of April 1, 2026, all of which are wholly-owned by us other than as indicated therein, is set forth in Exhibit 8 to this Annual Report on Form 20-F.

B. Business Overview

We own a fleet of LPG carriers providing international seaborne transportation services to LPG producers and users. Our LPG carriers carry various petroleum gas products in liquefied form, including propane, butane, butadiene, isopropane, propylene and vinyl chloride monomer, which are all byproducts of the production of crude oil and natural gas. We believe that we have established a reputation as a safe, cost-efficient operator of modern and well-maintained LPG carriers. We also believe that these attributes, together with our strategic focus on meeting our customers’ chartering needs, has contributed to our ability to attract leading charterers as our customers and to our success in obtaining charter renewals. On occasions we charter-in vessels to supplement our own fleet and employ them both on time charters and voyage charters. We are managed by Stealth Maritime, a privately owned company controlled by other members of the Vafias family, of which our Chief Executive Officer is a member.

As of April 1, 2026, our fleet consisted of 28 LPG carriers, including one JV vessel, with an average age of 11.1 years. The table below describes our fleet and its deployment as of April 1, 2026.

Owned LPG Carriers (27 Vessels)

Name	Year Built	Vessel Size (cbm)	Vessel Type Status	Employment	Expiration of Charter(1)
Eco Oracle	2024	40,551	fully-refrigerated	Time Charter	January 2028
Eco Wizard	2024	40,551	fully-refrigerated
Eco Arctic	2018	22,363	semi-refrigerated	Time Charter	April 2026
Eco Ice(3)	2018	22,358	semi-refrigerated	Time Charter	September 2027
Eco Freeze(3)	2018	22,353	semi-refrigerated	Time Charter	May 2027
Eco Frost	2017	22,359	semi-refrigerated	Time Charter	April 2026
Eco Blizzard	2021	11,013	fully-pressurized	Time Charter	October 2026
Eco Alice	2020	7,543	fully-pressurized	Spot
Eco Nical	2016	7,541	fully-pressurized	Time Charter	May 2026
Gas Husky .	2012	7,516	fully-pressurized	Time Charter	September 2026
Gas Esco	2012	7,514	fully-pressurized	Time Charter	September 2026
Eco Dominator .	2016	7,221	fully-pressurized	Time Charter	May 2026
Eco Galaxy	2015	7,213	fully-pressurized	Time Charter	September 2026
Eco Chios .	2014	7,211	fully-pressurized	Time Charter	May 2026
Eco Stream	2014	7,210	fully-pressurized	Spot
Gas Haralambos	2007	7,020	fully-pressurized	Spot
Gas Flawless	2007	6,337	fully-pressurized	Time Charter	July 2026
Eco Universe(4)	2015	5,025	fully-pressurized	Time Charter	April 2026
Gas Myth(3)	2011	5,018	fully-pressurized	Time Charter	January 2027
Gas Defiance	2008	5,018	fully-pressurized	Time Charter	April 2026
Eco Elysium	2014	3,526	fully-pressurized	Time Charter	May 2027
Eco Royalty(5)	2015	3,525	fully-pressurized	Time Charter	September 2026
Eco Corsair	2014	3,524	fully-pressurized	Time Charter	February 2029
Eco Lucidity	2015	3,517	fully-pressurized	Time Charter	April 2026
Gas Astrid	2009	3,514	fully-pressurized	Time Charter	April 2026
Gas Exelero	2009	3,513	fully-pressurized	Time Charter	April 2026
Gas Alice	2006	3,513	fully-pressurized	Time Charter	July 2027
Total Owned LPG Carriers			293,567 cbm
JV LPG Carrier
Eco Sorcerer(2)(3)	2023	40,551	fully-refrigerated	Time Charter	August 2026

(1)	Earliest date charters could expire.
(2)	JV vessel owned by a joint venture established in 2020 in which we own a 51% equity interest.
(3)	Charterer has option to extend charter for an additional year.
(4)	Under sale agreement with expected delivery within April 2026.
(5)	Under sale agreement with expected delivery in September 2026.

In 2019, we sold a 49.9% equity interest in the subsidiaries owning four of our vessels, the Gas Haralambos, the Gas Defiance, the Gas Shuriken and the Eco Lucidity, to a leading maritime-focused investor, and acquired a 2007-built, 38,000 cbm LPG carrier, the Eco Nebula with this same investor (subsequently sold in 2022), in which we also have a 50.1% equity interest. We and the investor each have certain rights to purchase or bid for the purchase of vessels subject to this arrangement in the event of their proposed sale. The Gas Shuriken and Eco Nebula were subsequently sold to third parties, and we reacquired 100% interest in the Gas Defiance and, in June 2025, in the Gas Haralambos and the Eco Lucidity. In the first quarter of 2020, we acquired three

2010-built Medium Gas Carriers, the Eco Ethereal (ex Gaschem Bremen), the Eco Evoluzione (ex. Gaschem Stade) and the Gaschem Hamburg, pursuant to a separate joint venture arrangement with an unaffiliated third party, in which we have a 51% equity interest and the Eco Sorcerer in 2023. The Gaschem Hamburg was subsequently sold in the second quarter of 2021, the Eco Evoluzione (ex. Gaschem Stade) was subsequently sold in the first quarter of 2023 and the Eco Ethereal (ex Gaschem Bremen) was subsequently sold pursuant to the charterer’s purchase option in May 2024. These joint venture vessels are managed by our manager, Stealth Maritime.

Commercial and Technical Management of Our Fleet

We have a management agreement with Stealth Maritime, pursuant to which Stealth Maritime provides us with technical, administrative, commercial and certain other services. Stealth Maritime is a leading ship-management company based in Greece, established in 1999 in order to provide shipping companies with a range of services. Our manager’s safety management system is ISM certified in compliance with IMO’s regulations by Lloyd’s Register. In relation to the technical services, Stealth Maritime is responsible for arranging for the crewing of the vessels, the day to day operations, inspections and vetting, maintenance, repairs, dry-docking and insurance. Administrative functions include, but are not limited to accounting, back-office, reporting, legal and secretarial services. In addition, Stealth Maritime provides services for the chartering of our vessels and monitoring thereof, freight collection, and sale and purchase. In providing most of these services, Stealth Maritime pays third parties and receives reimbursement from us. In addition, Stealth Maritime may subcontract technical management and crew management for some of our vessels to third parties, including Hellenic Manning Overseas Inc, formerly known as Navis Maritime Services Inc., in which an affiliate of Stealth Maritime has a 25% interest. As of April 1, 2026, the technical management of two of our vessels was subcontracted by Stealth Maritime. These crew and technical managers are supervised by Stealth Maritime.

Under the November 2006 agreement, which was amended effective January 1, 2007, as approved by our Board of Directors, including all of our independent directors, we pay Stealth Maritime a fixed management fee of $440 per vessel operating under a voyage or time charter per day (except for two vessels for which a fixed daily fee of $280 is charged by Stealth Maritime as part of the services is currently provided by third party managers) on a monthly basis in advance, pro-rated for the calendar days we own the vessels. We pay a fixed fee of $125 per vessel per day for each of our vessels operating on bareboat charter. We are also obligated to pay Stealth Maritime a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Stealth Maritime will also earn a fee equal to 1.0% of the contract price of any vessel bought or sold by them on our behalf. In addition, as long as Stealth Maritime (or an entity with respect to which Harry N. Vafias is an executive officer, director or the principal shareholder) is our fleet manager or Harry N. Vafias is an executive officer or director of the Company, Stealth Maritime has granted us a right of first refusal to acquire any LPG carrier which Stealth Maritime may acquire in the future. In addition, Stealth Maritime has agreed that it will not charter-in any LPG carrier without first offering the opportunity to charter-in such vessels to us. Currently Stealth Maritime manages two medium gas carriers in addition to our vessels. This right of first refusal does not prohibit Stealth Maritime from managing vessels owned by unaffiliated third parties in competition with us, nor does it cover other sectors of the shipping industry, including product carriers or crude oil tankers.

The initial term of our management agreement with Stealth Maritime expired in June 2010; however, unless six months’ notice of non-renewal is given by either party prior to the end of the then current term, this agreement automatically extends for additional 12 month periods. No such notice has been given, and accordingly, this agreement will extend to June 2027.

For additional information about the management agreement, including the calculation of management fees, see “Item 7. Major Shareholders and Related Party Transactions” and our consolidated financial statements which are included as Item 18 to this Annual Report.

Crewing and Employees

Stealth Maritime ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel. Since 2021, Hellenic Manning Overseas Inc, formerly known as Navis Maritime Services Inc., based in Manila, has been responsible for providing the crewing of our fleet, under Stealth Maritime’s technical management, to the extent that these vessels were not deployed on bareboat charters. These responsibilities include training, compensation, transportation and additional insurance of the crew. The remaining vessels were crewed by their respective technical managers and their crewing agents.

Chartering of the Fleet

We, through Stealth Maritime, manage the employment of our fleet. We deploy our LPG carriers, and prior to the Tanker Spin-Off in December 2021 our tankers, on period charters, including time and bareboat charters that can last up to several years, and spot market charters (through voyage charters and short-term time charters), which generally last from one to six months, subject to market conditions. Time and bareboat charters are for a fixed period of time. A voyage charter is generally a contract to carry a specific cargo from a loading port to a discharging port for an agreed-upon total charge. Under voyage charters we pay for voyage expenses such as port, canal and fuel costs. Under a time charter the charterer pays for voyage expenses while under a bareboat charter the charterer pays for voyage expenses and operating expenses such as crewing, supplies, maintenance and repairs including special survey and dry-docking costs.

Vessels operating in the spot market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in LPG charter rates, although we are then exposed to the risk of declining LPG carrier charter rates. Typically spot market charters can last from a few days up to two months. If we commit vessels to period charters, future spot market rates may be higher or lower than those rates at which we have period chartered our vessels.

In formulating our chartering strategy, we evaluate past, present and future performance of the freight markets and balance the mix of our chartering arrangements in order to achieve optimal results for the fleet. As of April 1, 2026 and including our one JV Vessel, we had three vessels operating in the spot market, fifteen vessels on time charters expiring in 2026, and seven on time charters expiring from 2027 to January 2029. We also have two vessels on time charter that we have agreed to sell with expected deliveries in April 2026 and September 2026 respectively, and have one vessel that is laid up due to damage suffered in an explosion in July 2025. In terms of charter coverage as of April 1, 2026, we had 49% of the available calendar days fixed under period charters for 2026 and 17% for 2027.

While a significant part our fleet is operating in Europe and the Mediterranean, we deploy vessels globally and are not restricted to specific locations. Some of the areas where we usually operate are the Middle East, Far East, Africa and the US Gulf. According to industry reports, the United States is currently expected to continue to increase its exports of LPG products. In the event this creates more demand for vessels like ours, we would expect to deploy more vessels in the United States and the Caribbean. As freight rates usually vary between these areas as well as voyage and operating expenses, we evaluate such parameters when positioning our vessels for new employment.

Customers

Our assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment for our vessels. Principal charterers include producers of LPG products, such as national, major and other independent energy companies and energy traders, and industrial users of those products. For the years ended December 31, 2025 and 2024, we had two customers and two customers, respectively, that accounted for more than 10% of our total revenues. For the years ended December 31, 2025 and 2024, our three largest customers accounted for 34.1% and 32.3%, respectively, of our revenues.

Environmental and other Regulations

Government regulations significantly affect the ownership and operation of our vessels. They are subject to international conventions and national, state and local laws and regulations in force in the countries in which they may operate or are registered.

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (United States Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry), charterers and particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and financial assurances for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of operation of one or more of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, any future requirements may limit our ability to do business, increase our operating costs, force the early retirement of one or more of our vessels, and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations.

Environmental Regulations-International Maritime Organization (“IMO”)

The IMO, the United Nations agency for maritime safety and the prevention of pollution by ships, has negotiated international conventions relating to pollution by ships. In 1973, IMO adopted the MARPOL, which has been periodically updated with relevant amendments. MARPOL addresses pollution from ships by oil, noxious liquid substances carried in bulk, harmful substances carried by sea in packaged form, sewage, garbage, and air emissions. Our vessels are subject to standards imposed by the IMO.

In September 1997, the IMO adopted MARPOL Annex VI to address air pollution from ships. Effective in May 2005, Annex VI set limits on SOx and nitrogen oxide (“NOx”) emissions from ship exhausts and prohibited deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also included a global cap on the sulfur content of fuel oil and allowed for special areas to be established with more stringent controls on emissions. Options for complying with the requirements of Annex VI include use of low sulfur fuels, modifications to vessel engines, or the addition of post combustion emission controls. Annex VI has been ratified by some, but not all IMO member states. Vessels that are subject to Annex VI must obtain an International Air Pollution Prevention Certificate evidencing compliance with Annex VI.

In October 2008, the IMO adopted amendments to Annex VI, and the United States ratified the Annex VI amendments in October 2008.

Beginning in 2011 the amendments required a progressive reduction of sulfur levels in bunker fuels to be phased in by 2020 and imposed more stringent NOx emission standards on marine diesel engines, depending on their date of installation. Since January 1, 2020, the amended Annex VI required that fuel oil contain no more than 0.50% sulfur. It is up to individual parties to MARPOL to enforce fines and sanctions, and several major port state regimes have announced plans to do so. We may incur costs to comply with the amended Annex VI requirements. We currently have no committed capital expenditure obligations for the installation of scrubbers.

On November 1, 2022, amendments to MARPOL Annex VI adopted by the IMO came into effect. These “goal” or “performance-based” amendments are both of a technical and an operational nature, and they require ships to improve their energy efficiency with a view to reducing their greenhouse gas emissions, with a particular focus on carbon emissions. The U.S. Coast Guard is working to implement the amended provisions of MARPOL Annex VI, chiefly through proposed rule 1625-AC78, which remains at the proposed rule stage since its original publication in October of 2022. The amended MARPOL provisions and the rules proposed by the U.S. Coast Guard to implement them, in addition to any other new or more stringent air emission regulations which may be adopted, could require significant capital expenditures to retrofit vessels and could otherwise increase our investment and operating costs.

More stringent emission standards apply in coastal areas designated by the IMO as SOx Emission Control Areas, or ECAs, such as the Baltic and North Seas, United States (including Hawaii) and Canadian (including the French territories of St. Pierre and Miquelon) coastal areas, and the United States Caribbean Sea (including Puerto Rico and the US Virgin Islands). Similar restrictions apply in Icelandic and inland Chinese waters. Specifically, as of January 1, 2019, China expanded the scope of its Domestic Emission Control Areas to include all coastal waters within 12 nautical miles of the mainland. Vessels operating within an ECA or an area with equivalent standards must use fuel with a sulfur content that does not exceed 0.10%. Additionally, two new NOx ECAs, the Baltic Sea and the North Sea, will be enforced for ships constructed (keel laying) on or after January 1, 2021, or existing ships which replace an engine with “non-identical” engines, or install an “additional” engine. Other ECAs may be designated, and the jurisdictions in which our vessels operate may adopt more stringent emission standards independent of IMO. For example, the Mediterranean Sea has been proposed as an additional ECA. We have obtained International Air Pollution Prevention Certificates for all of our vessels and believe they are compliant in all material respects with current Annex VI requirements.

Our LPG carriers must have an IMO Certificate of Fitness demonstrating compliance with construction codes for LPG carriers. These codes, and similar regulations in individual member states, address fire and explosion risks posed by the transport of liquefied gases. Collectively, these standards and regulations impose detailed requirements relating to the design and arrangement of cargo tanks, vents, and pipes; construction materials and compatibility; cargo pressure; and temperature control. All of our LPG carriers have Certificates of Fitness and we intend to obtain such certificates for any vessels that we agree to acquire.

Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 (the “CLC”) (the United States, with its separate OPA regime described below, is not a party to the CLC). This convention generally applies to vessels that carry oil in bulk as cargo. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, the registered owner of a regulated vessel is strictly liable for pollution damage in the territorial waters or exclusive economic zone of a contracting state caused by the discharge of any oil from the ship, subject to certain defenses. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons, liability per incident is limited to 4.51 million Special Drawing Rights (“SDR”) plus 631 SDR for each additional gross ton over 5,000. For a vessel over 140,000 gross tons, liability is limited to 89.77 million SDR. The SDR is an International Monetary Fund unit pegged to a basket of currencies. The right to limit liability under the CLC is forfeited where the spill is caused by the owner’s actual fault and, under the 1992 Protocol, where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading in states that are parties to the CLC must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law regimes govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our protection and indemnity insurance will cover any liability under the CLC.

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage caused by discharges of bunker oil in jurisdictional waters of ratifying states. The Bunker Convention also requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). Because the Bunker Convention does not apply to pollution damage governed by the CLC, it applies only to discharges from any of our vessels that are not transporting oil. The Bunker Convention entered into force on November 21, 2008. Liability limits under the Bunker Convention were increased as of June 2015. In jurisdictions where the Bunker Convention has not been adopted, such as the United States, liability for spills or releases of oil from ship’s bunkers typically is determined by national or other domestic laws in the jurisdiction where the events occur.

In April 2025, during its 83rd session (MEPC 83), the International Maritime Organization (IMO) approved draft amendments to MARPOL Annex VI establishing the IMO Net-Zero Framework, a landmark package requiring a global fuel standard and a greenhouse-gas pricing mechanism for ships over 5,000 GT (covering ~85% of international shipping emissions), based on a global fuel standard requiring ships to reduce their annual greenhouse gas fuel intensity (GFI) using a “Base Target” and a “Direct Compliance Target” at which ships would be eligible to earn “surplus units”, and requiring ships emitting above GFI thresholds to acquire remedial units to balance their deficit emissions. In October 2025, during the MEPC’s second extraordinary session (MEPC/ES.2, 14-17 Oct), IMO delegates voted to adjourn the formal adoption of the framework delaying it by one year due to lack of consensus postponing its final adoption until October 2026. As a result, the entry-into-force date has been pushed back. The earliest realistic implementation is now projected for March 2028, provided adoption occurs in October 2026 and is ratified according to IMO legislative timelines.

Our LPG vessels may also become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea adopted in 1996 as amended by the Protocol to the HNS Convention, adopted in April 2010 (2010 HNS Protocol) (collectively, the “2010 HNS Convention”), if it enters into force. The Convention creates a regime of liability and compensation for damage from hazardous and noxious substances (or HNS), including liquefied gases. The 2010 HNS Convention sets up a two-tier system of compensation composed of compulsory insurance taken out by ship owners and an HNS Fund that will come into play when the insurance is insufficient to satisfy a claim or does not cover the incident. Under the 2010 HNS Convention, if damage is caused by bulk HNS, claims for compensation will first be sought from the ship owner up to a maximum of 100 million SDR. If the damage is caused by packaged HNS or by both bulk and packaged HNS, the maximum liability is 115 million SDR. Once the limit is reached, compensation will be paid from the HNS Fund up to a maximum of 250 million SDR. The 2010 HNS Convention has not been ratified by a sufficient number of countries to enter into force, and at this time we cannot estimate with any certainty the costs of compliance with its requirements should it enter into force.

The IMO adopted the BWM Convention in February 2004. The Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention took effect on September 8, 2017. Many of the implementation dates originally contained in the BWM Convention had already passed prior to its effectiveness, so that the period for installation of mandatory ballast water exchange requirements would be very short, with several thousand ships per year needing to install the systems. Consequently, the IMO Assembly passed a resolution in December 2013 revising the dates for implementation of the ballast water management requirements so that they are triggered by the entry into force date. In effect, this makes all vessels constructed before September 8, 2017 “existing” vessels, allowing for the installation of ballast water management systems on such vessels at the first renewal International Oil Pollution Prevention (“IOPP”) survey following entry into force of the BWM Convention. In July 2017, the implementation scheme was further changed to require vessels with IOPP certificates expiring between September 8, 2017 and September 8, 2019 to comply at their second IOPP renewal. All ships must have installed a ballast water treatment system by September 8, 2024. Each vessel in our current fleet has been issued or will be issued a ballast water management plan Statement of Compliance by the classification society with respect to the applicable IMO regulations and guidelines. The cost of compliance could increase for our vessels as a result of these requirements, although it is difficult to predict the overall impact of such a requirement on our operations.

The operation of our vessels is also affected by the requirements set forth in the ISM Code of the IMO. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive SMS that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Vessel operators must obtain a “Safety Management Certificate” from the government of the vessel’s flag state to verify that it is being operated in compliance with its approved SMS. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, decrease available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our fleet is ISM code- certified. However, there can be no assurance that such certification will be maintained indefinitely. Non-compliance with the ISM Code may subject such party to increased liability, invalidate existing insurance or decrease available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports. For example, the U.S. Coast Guard and E.U. authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and E.U. ports.

Environmental Regulations-The United States Oil Pollution Act of 1990 (“OPA”) and the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”)

The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA applies to discharges of any oil from a vessel, including discharges of fuel oil (bunkers) and lubricants. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which include the United States’ territorial sea and its two hundred nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Accordingly, both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the discharge of pollutants results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of pollutants from their vessels. OPA broadly defines these other damages to include:

•	natural resources damage and the costs of assessment thereof;

•	real and personal property damage;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resources damage; and

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

Since March 23, 2022, the current limits of OPA liability for double-hulled tank vessels larger than 3,000 gross tons are the greater of $2,500 per gross ton or $21,521,000, subject to adjustment for inflation by the United States Coast Guard every three years. These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

OPA requires owners and operators of vessels over 300 gross tons to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under the OPA. Under the United States Coast Guard regulations implementing OPA, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty. Under the OPA regulations, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

We currently maintain, for each of our vessels, pollution liability coverage insurance in the amount of $1 billion per vessel per incident. In addition, we carry hull and machinery and protection and indemnity insurance to cover the risks of fire and explosion. Under certain circumstances, fire and explosion could result in a catastrophic loss. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates. If the damages from a catastrophic spill exceeded our insurance coverage, it would have a severe effect on us and could possibly result in our insolvency.

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject as discussed above. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the United States Coast Guard regulations by providing a financial guaranty evidencing sufficient self-insurance.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation, have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

Environmental Regulations-Other Environmental Initiatives

The EU has adopted legislation that: (1) requires member states to refuse access to their ports to certain sub-standard vessels, according to vessel type, flag and number of previous detentions; (2) creates an obligation on member states to inspect at least 25% of vessels using their ports annually and provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; (3) provides the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies; and (4) requires member states to impose criminal sanctions for certain pollution events, such as the unauthorized discharge of tank washings. It is impossible to predict what additional legislation or regulations, if any, may be promulgated by the EU or any other country or authority.

The European Parliament and the Council of the E.U. have adopted regulation 2015/757, the EU-MRV on the monitoring, reporting and verification of CO2 emissions from maritime transport. It entered into force on July 1, 2015 and monitoring began January 1, 2018. The maritime EU-MRV regulation applies to all merchant ships of 5,000 gross tons or above on voyages from, to and between ports under jurisdiction of E.U. member states. Companies operating the vessels will have to monitor the CO2 emissions released while in port and for any voyages to or from a port under the jurisdiction of an E.U. member state and to keep records on CO2 emissions on both per-voyage and annual bases. Furthermore, as of January 1, 2018, our vessels began monitoring and reporting CO2 emissions pursuant to the IMO DCS regulation. On February 4, 2019, the European Commission tabled a proposal concerning the amendment of the EU-MRV. The main objective of the proposal was to amend the EU-MRV in order to take account of the new IMO DCS for fuel oil consumption of ships that was introduced by the IMO in March 2018. As part of the IMO’s efforts to reduce GHG emissions from ships, an initial IMO GHG strategy envisaged a reduction in carbon intensity of international shipping (a 40% reduction of average CO2 emissions per transport work by 2030 and a 70% reduction by 2050, compared to 2008) and a 50 % reduction in total annual GHG emissions from international shipping by 2050, compared to 2008. In 2021, the United States announced its commitment to working with the IMO to adopt a goal of achieving zero emissions from international shipping by 2050; although the current U.S. administration opposed the draft proposals approved by the IMO in 2025, which ultimately requested in IMO delegates voted to adjourn the formal adoption of the framework delaying it by one year due to lack of consensus postponing its final adoption until October 2026.

The globally applicable IMO DCS system, currently runs in parallel with the EU-MRV, thus duplicating regulation for shipping companies whose ships sail both inside and outside the EU. The EU recently included international carbon emissions from the maritime sector in the EU emissions trading system. These monitoring and reporting processes adopted by the EU-MRV and the IMO DCS regulations is considered to be part of a market-based mechanism for a carbon tax to be adopted. On June 22, 2022, the European Union revised proposed amendments to regulation 2015/757.

In July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which provides new mid-term emissions reduction goals and builds upon the initial strategy’s levels of ambition. The revised levels of ambition include (1) further decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels, and energy sources to represent at least 5%, striving for 10%, of the energy used by international shipping by 2023 and (4) achieving net zero GHG emissions from international shipping. A basket of mid-term measures to reduce GHG emissions that combines technical and economical elements is expected to be finalized at MEPC 81 in spring 2024, and ultimately enter into force in 2027. Potential long-term measures may be finalized and agreed by MEPC beyond 2030.

Following a July 14, 2021 European Commission proposal, the European Parliament voted to include CO2, methane (NH4) and nitrous oxide (N2O) emissions from shipping within the EU’s Emissions Trading Scheme (“EU ETS”). The proposal was adopted in May 2023, and became effective January 1, 2024. The EU ETS now applies to all voyages by vessels 5,000 gross tonnage and above that start or finish within the EU. It requires vessel operators to purchase allowances that correspond to the emissions covered by the system. The scheme phased in for CO2 in 2024, and will phase in for methane and nitrous oxide in 2026. Additional jurisdictions may adopt similar GHG emissions monitoring and reduction schemes in the future. 12 out of 28 vessels in our fleet as of April 1, 2026, are below 5,000 gross tonnage. For the remaining vessels, for those that are on time charters we get compensation from the charterers for the voyage expenses related to EU ETS, while for those that operate in the spot market we are responsible for the purchase of allowances. As of April 1, 2026, we had four vessels operating in the spot market.

Additionally, on September 13, 2023, the European Council of the European Union adopted the Fuel EU Maritime Regulation 2023/1805, or FuelEU, under the FuelEU Initiative of its “Fit-for-55” package with the goal to reduce the greenhouse gas intensity of the energy used on-board by 55% until 2030 and by 80% until 2050.

Among other things, FuelEU requires that greenhouse gas intensity of fuel used by covered vessels is reduced by 2%, starting on January 1, 2025, with additional reductions contemplated every five years (up to 80% by 2050) and a special incentive regime to support the uptake of the so-called renewable fuels of non-biological origin with a high decarbonization potential. Shipping companies may use alternative fuels or enter into pooling mechanisms with other shipping companies in order to achieve compliance, bank surplus emissions and borrow compliance balances from future years. Decisions as to whether to pool, bank or borrow FuelEU compliance balances will have to be made by April 30, 2026. A FuelEU Document of Compliance is required to be kept on board a vessel to show compliance by June 30, 2026. Both the EU ETS and FuelEU schemes have significant impacts on the management of the vessels calling to EU ports, by increasing the complexity and monitoring of, and costs associated with the operation of vessels and affecting the relationships with our time charterers.

Varying emission requirements will present significant challenges for vessel owners and operators. To address the potential compliance challenges for some of the existing vessels, particularly the older ones, while keeping in line with the IMO strategy’s levels of ambition and the EU ETS, we may incur significant capital expenditures to apply efficiency improvement measures and meet the Required EEXI threshold, for example with respect to shaft/engine power limitation (power optimization), fuel change, energy saving devices and ship replacement. The introduction of the EEXI regulatory framework may also accelerate the scrapping of older tonnage, while the adoption of shaft/engine power limitation as measures to comply with the latest amendments may lead to the continuing prevalence of slow steaming to even lower speeds which could result in contracting/ building of new ships to replace any reduction in capacity.

The impact of these requirements on our business and operations, including any necessary capital expenditures, is difficult to accurately predict at this time.

Fourteen years after the IMO’s initial adoption of the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, 2009, a sufficient number of contracting states have ratified the Convention and reached requirements for entry into force. Entry into force of this Convention required that the combined merchant fleets of the contracting states constitute not less than 40 percent of the gross tonnage (gt) of the world’s merchant shipping and the combined maximum annual ship recycling volume of these states during the preceding 10 years constitutes not less than three percent of the gt of the combined merchant shipping of the same states. The Hong Kong convention entered into force on June 26, 2025.

On March 23, 2012, the United States Coast Guard adopted ballast water discharge standards under the U.S. National Invasive Species Act, or NISA. The regulations, which became effective on June 21, 2012, set maximum acceptable discharge limits for living organisms and established standards for ballast water management systems, and they are consistent with the requirements under the BWM Convention described above. The requirements are being phased in based on the size of the vessel and its next dry docking date. Several U.S. states, such as California, have also adopted more stringent legislation or regulations relating to the permitting and management of ballast water discharges compared to U.S. Environmental Protection Agency (“EPA”) regulations.

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA. Under EPA regulations we are required to obtain a CWA permit to discharge ballast water and other wastewaters incidental to the normal operation of our vessels if we operate within the three mile territorial waters or inland waters of the United States. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporates the current United States Coast Guard requirements for ballast water management, as well as supplemental ballast water requirements, and includes requirements applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water. The United States Coast Guard and the EPA have entered into a memorandum of understanding which provides for collaboration on the enforcement of the VGP requirements. As a result, the United States Coast Guard includes the VGP as part of its normal Port State Control inspections. The EPA issued a VGP that became effective in December 2013. Among other things, it contained numeric ballast water discharge limits for most vessels and more stringent requirements for exhaust gas scrubbers and required the use of environmentally friendly lubricants. We have submitted NOIs (Notices Of Intent) for Discharges Incidental to the Normal Operation of a Vessel under the 2013 VGP to the U.S. EPA for all our ships trading in U.S. waters. The 2013 VGP was set to expire on December 13, 2018; however, its provisions will remain in effect until the regulations under the 2018 Vessel Incidental Discharge Act (“VIDA”) are final and enforceable. VIDA, signed into law on December 4, 2018, establishes a new framework for the regulation of vessel incidental discharges under CWA Section 312(p). VIDA requires the EPA to develop performance standards for those discharges within two years of enactment and requires the United States Coast Guard to develop implementation, compliance, and enforcement regulations within two years of the EPA’s promulgation of its performance standards. All provisions of the 2013 VGP will remain in force and effect until the United States Coast Guard regulations under VIDA are finalized. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking—Vessel Incident Discharge National Standards of Performance in the Federal Register for public comment. The comment period closed on November 25, 2020. In October 2024, the EPA finalized its rule on Vessel Incidental Discharge Standards of Performance, which means that the USCG must now develop corresponding regulations regarding ballast water within two years of that date. Compliance with the EPA and United States Coast Guard ballast water management regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements at potentially substantial cost, or may otherwise restrict our vessels from entering United States waters.

Climate Control Initiatives

Although the Kyoto Protocol requires adopting countries to implement national programs to reduce emissions of greenhouse gases, emissions of greenhouse gases from international shipping are not currently subject to the Kyoto Protocol. The Kyoto Protocol was extended to 2020 at the 2012 United Nations Climate Change Conference, with the hope that a new climate change treaty would be adopted by 2015 and come into effect by 2020. The Paris Agreement adopted under the United Nations Framework Convention on Climate Change in December 2015 contemplates commitments from each nation party thereto to take action to reduce greenhouse gas emissions and limit increases in global temperatures but did not include any restrictions or other measures specific to shipping emissions. However, restrictions on shipping emissions are likely to continue to be considered and a new treaty may be adopted in the future that includes restrictions on shipping emissions. International or multi-national bodies or individual countries may adopt their own climate change regulatory initiatives. The IMO’s Marine Environment Protection Committee adopted two sets of mandatory requirements to address greenhouse gas emissions from shipping that entered into force in January 2013. The Energy Efficiency Design Index establishes minimum energy efficiency levels per capacity mile and applies to new vessels of 400 gross tons or greater. Currently operating vessels must develop and implement Ship Energy Efficiency Plans. By 2025, all new ships built must be 30% more energy efficient than those built in 2014, but it is likely that the IMO will increase these requirements such that new ships must be up to 50% more energy efficient than those built in 2014 by 2022. These new requirements could cause us to incur additional costs to comply. MARPOL adopted in June 2021 will build on the EEDI and SEEMP and require ships to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index and reduce operational carbon intensity reductions based on a new operational carbon intensity indicator, in line with the IMO strategy which aims to reduce carbon intensity of international shipping by 40% by 2030. Likewise, the Energy Efficiency Existing Ship Index (EEXI) and the Carbon Intensity Indicator (CII), both introduced on January 1, 2023, will impose additional technical requirements on vessels, based on their particular specifications, including, in the case of the CII, the potential requirement for the development of SEEMP plan for vessels that earn low compliance ratings for three consecutive years. CII requirements are set to become particularly stringent by 2030. The USCG plans to develop and propose regulations to implement these provisions in the United States. The IMO is also considering the development of market-based mechanisms for limiting greenhouse gas emissions from ships, but it is impossible to predict the likelihood of adoption of such a standard or the impact on our operations. In April 2015, the EU adopted regulations requiring the monitoring and reporting of greenhouse gas emissions from marine vessels (of over 5,000 gross tons) which went into effect in January 2018. The EPA has issued a finding that greenhouse gas emissions endanger the public health and safety and has adopted regulations under the Clean Air Act to limit emissions of greenhouse gases from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources, although the mobile source regulations do not apply to greenhouse gas emissions from vessels. Any passage of climate control initiatives by the IMO, the EU or the individual countries in which we operate that limit greenhouse gas emissions from vessels could require us to limit our operations or make significant financial expenditures that we cannot predict with certainty at this time. Passage of climate control initiatives that affect the demand for LPG products and oil may also materially affect our business. Even in the absence of climate control legislation and regulations, our business may be materially affected to the extent that climate change may result in sea level changes or more intense weather events.

On June 29, 2017, the Global Industry Alliance, or the GIA, was officially inaugurated. The GIA is a program, under the Global Environmental Facility-United Nations Development Program-IMO project, which supports shipping, and related industries, as they move towards a low carbon future. Organizations including, but not limited to, ship owners, operators, classification societies, and oil companies, signed to launch the GIA.

Additional legislation or regulation applicable to the operation of our ships that may be implemented in the future could negatively affect our profitability.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect in the United States. To implement certain portions of the MTSA, in July 2003, the United States Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security or, ISPS, Code. Among the various requirements are:

•	on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The United States Coast Guard regulation’s aim to align with international maritime security standards exempted non-United States vessels from MTSA vessel security measures provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate (“ISSC”) that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have obtained ISSCs for all of our vessels and implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Codes to ensure that our vessels attain compliance with all applicable security requirements within the prescribed time periods. We do not believe these requirements will have a material financial impact on our operations.

IMO Cyber Security

The Maritime Safety Committee, at its 98th session in June 2017, adopted Resolution MSC.428(98)—Maritime Cyber Risk Management in Safety Management Systems. The resolution encourages administrations to ensure that cyber risks are appropriately addressed in existing safety management systems (as defined in the ISM Code) no later than the first annual verification of the company’s Document of Compliance after January 1, 2021.

Owners risk having ships detained if they have not included cyber security in the SMS of ships.

Vessel Recycling Regulations

The EU has adopted a regulation that seeks to facilitate the ratification of the IMO Recycling Convention and sets forth rules relating to vessel recycling and management of hazardous materials on vessels. In addition to new requirements for the recycling of vessels, the new regulation contains rules for the control and proper management of hazardous materials on vessels and prohibits or restricts the installation or use of certain hazardous materials on vessels. The new regulation applies to vessels flying the flag of an EU member state and certain of its provisions apply to vessels flying the flag of a third country calling at a port or anchorage of a member state. For example, when calling at a port or anchorage of a member state, a vessel flying the flag of a third country will be required, among other things, to have on board an inventory of hazardous materials that complies with the requirements of the new regulation and the vessel must be able to submit to the relevant authorities of that member state a copy of a statement of compliance issued by the relevant authorities of the country of the vessel’s flag verifying the inventory. The new regulation took effect on non-EU-flagged vessels calling on EU ports of call beginning on December 31, 2020.

Classification and Inspection

All our vessels are certified as being “in class” by a classification society member of the International Association of Classification Societies such as Lloyds Register of Shipping, Bureau Veritas, American Bureau of Shipping and Nippon Kaiji Kyokai. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard contracts and memoranda of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel. Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society that is a member of the International Association of Classification Societies. Every vessel’s hull and machinery is “classed” by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of such classification society and complies with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society every year-an annual survey, every two to three years-an intermediate survey, and every four to five years-a special survey. Vessels also may be required, as part of the intermediate survey process, to be dry-docked every 30 to 36 months for inspection of the underwater parts of the vessel and for necessary repairs related to such inspection; alternatively, such requirements may be dealt concurrently with the special survey.

In addition to the classification inspections, many of our customers, including the major oil companies, regularly inspect our vessels as a pre-condition to chartering voyages on these vessels. We believe that our well-maintained, high quality tonnage should provide us with a competitive advantage in the current environment of increasing regulations, and customer emphasis on quality of service.

All areas subject to surveys as defined by the classification society, are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Vessels are dry docked for the special survey for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the ship owner within the prescribed time limits.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery Insurance

We have obtained marine hull and machinery and war risk insurance, which include the risk of actual or constructive total loss, for all of our vessels. We also maintain increased value insurance for most of our vessels. Under the increased value insurance, in case of total loss of the vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the Hull and Machinery policy. Increased value insurance also covers excess liabilities which are not recoverable in full by the Hull and Machinery policies by reason of under insurance. The vessels are each covered up to at least fair market value, with deductibles of $150,000 per vessel.

Protection and Indemnity Insurance

Protection and indemnity insurance, is a form of mutual indemnity insurance, which covers our third party liabilities in connection with our shipping activities. It is provided by non-profit-making protection and indemnity commonly known as P&I Associations or “clubs.” This insurance provides cover towards third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargoes, claims arising from collisions with other vessels, damage to third-party properties, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal.

Our current protection and indemnity insurance provides cover for Oil Pollution up to $1.0 billion per vessel per incident. The P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Claims pooling between the clubs is regulated by the Pooling Agreement which defines the risks that can be pooled and how losses are to be shared between the participating clubs. The Pool provides a mechanism for sharing all claims in excess of US$10 million up to, approximately US$3.1 billion.

Under the current structure, clubs’ contributions to claims in the lower pool layer from $10 million to $50 million are assessed on a tripartite formula which takes account of each club’s contributing tonnage, premium and claims record. For claims falling in the upper pool layer from $50 million to $100 million, 7.5% is retained by the club bringing the claim and 92.5% is shared by all on a tonnage-weighted basis.

The Group clubs arrange a common market reinsurance contract to provide reinsurance for claims which exceed the upper limit of the pool (US $100 million) up to an amount of US $3.1 billion any one claim (US $1 billion for Oil Pollution claims). It is said to be the largest single marine reinsurance contract in the market.

As members of Mutual P&I Associations, we may become subject to unbudgeted supplementary calls payable to the P&I Club depending on its financial year results that they are determined by 3 main parameters, i.e their exposure from payment of claims, the income through premium and the income arising from investments. Our aim at every renewal is to conclude our P&I insurance with “A rated” P&I clubs as this, amongst other benefits, eliminates the risk of unbudgeted supplementary calls being imposed.

Competition

We operate in a highly competitive global market based primarily on supply and demand of vessels and cargoes. While the worldwide LPG sector is comparatively smaller than other shipping sectors, consisting of vessels of varying sizes between 1,000 and 85,000 cbm, it is a diversified global market with many charterers, owners and operators of vessels. As of April 1, 2026, our LPG carrier fleet, including our JV Vessel, had an average age of 11.1 years. Accordingly, we believe we are well positioned from a competitive standpoint in terms of our vessels meeting the ongoing needs of charterers. All of the vessels in our fleet were built in well-established Japanese and Korean shipyards with a reputation for producing high quality vessels, which we believe provides an advantage in attracting customers. Also, as of April 1, 2026, we had one of the largest single-owned fleets in our primary sector segment (3,000 cbm to 11,000 cbm), which, in our view, also positions us well from the standpoint of charterers and competitors. We also have a presence in the larger sized vessels with four Handysize vessels and three MGC vessels (including one JV vessel). Our presence in the Handysize segment begun in 2017 while we entered the MGC segment in 2020. While the existing fleets of the Handysize and MGC vessels are smaller in terms of number of vessels our presence there is more limited. We believe, that the LPG shipping sector will continue to be highly competitive, and will be driven by both energy production and consumption.

Competition for charters can be intense and depends on price as well as on the location, size, age, condition, specifications and acceptability of the vessel and its operator to the charterer and is frequently tied to having an available vessel with the appropriate approvals from oil majors. Principal factors that are important to our charterers include the quality and suitability of the vessel, its age, technical sophistication, safety record, compliance with IMO standards and the heightened industry standards that have been set by some energy companies, and the competitiveness of the bid in terms of overall price.

Seasonality

The LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ended December 31 and March 31 and relatively weaker during the fiscal quarters ended June 30 and September 30, as was generally the case in each of the last five fiscal years.

C. Organizational Structure

As of April 1, 2026, other than the entity owning the JV Vessel, as indicated therein, we were the sole owner of all the outstanding shares of the subsidiaries listed in Exhibit 8.

D. Properties

Other than our vessels we do not have any material property. For information on our fleet, see “Item 4. Information on the Company-Business Overview.”

We have no freehold or material leasehold interest in any real property. We lease office space from an affiliated company of Stealth Maritime. See “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions-Office Space.”

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this Annual Report. This discussion includes forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Item 3. Key Information-Risk Factors” and elsewhere in this Annual Report, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We are a provider of international seaborne transportation services to LPG producers and users. As of December 31, 2025, we operated a fleet of 29 LPG carriers, including one JV vessel, that can carry various petroleum gas products in liquefied form, including propane, butane, butadiene, isopropane, propylene and VCM (“Vinyl Chloride Monomer”) as well as ammonia in the larger vessels in our fleet. As of April 1, 2026, our fleet is composed of 28 LPG carriers, including one JV Vessel, with a total capacity of approximately 334,118 cubic meters (cbm). We have agreed to sell one 5,025 cbm vessel with delivery scheduled in April 2026, and one 3,525 cbm vessel with delivery scheduled in September 2026 while our 40,551 cbm vessel, the Eco Wizard, has continued, since July 2025, to be unable to be employed as a result of an incident in a Russian port, which will leave us with 25 operating vessels in the water, including one JV vessel, aggregating 285,017 cbm. For the years ended December 31, 2025, 2024 and 2023, we owned, excluding our JV Vessel, an average of 28.4, 27.2 and 29.3 vessels, respectively, generating revenues of $173.2 million, $167.3 million and $143.5 million, respectively.

We, through Stealth Maritime, manage the employment of our fleet. We intend to continue to deploy our fleet under period charters including time and bareboat charters, which can last up to several years, and spot market or voyage charters, which generally last from one to six months, subject to market conditions. Period charters and short term time charters are for a fixed period of time.

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Charters and revenues. Under a time charter, the charterer pays a fixed rate per day over the term of the charter; a time charter, including a short term time charter, may provide for rate adjustments and profit sharing. Under a bareboat charter, the charterer pays us a fixed rate for its use of our ship for the term of the charter. Under a voyage charter, we agree to transport a specified cargo from a loading port to a discharging port for a fixed amount.

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Charters and expenses. Under a time charter, we are responsible for the vessel’s operating costs (crew, provisions, stores, lubricants, insurance, maintenance and repairs) incurred during the term of the charter, while the charterer pays voyage expenses (port, canal and fuel costs) that are unique to each particular voyage. Under a bareboat charter, the charterer is responsible for all vessel operating expenses and voyage expenses incurred during the term of the charter. Under a voyage or spot charter, we are responsible for both the vessel operating expenses and the voyage expenses incurred in performing the charter.

As of April 1, 2026, of the 27 operational vessels in our fleet excluding our JV Vessel, three were employed in the spot market, with the remaining vessels deployed on period charters (excluding one vessel laid up due to damages suffered in an explosion incident in July 2025) and none of our LPG carriers were deployed on bareboat charters. As of April 1, 2026 and excluding our JV Vessel, 49% of our anticipated fleet days were covered by period charter contracts for the remainder of 2026 and 17% for 2027. The corresponding forward coverage as of April 1, 2025 was 70% for the remainder of 2025 and 36% for 2026. We are, however, exposed to prevailing charter rate fluctuations for the remaining fleet days not covered by period charter contracts, as well as performance by our counterparties for the chartered days.

A. Operating Results

Factors Affecting Our Results of Operations

We believe that the important measures for analyzing trends in the results of our operations consist of the following:

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Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, dry dockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenue and the amount of expense that we record during that period as well as be used for calculating daily equivalents. When reporting calendar days we exclude the days related to our JV vessels as the amount of revenue and expense related to these vessels is recorded separately. For the years 2023, 2024 and 2025 as the average number of vessels (excluding JV vessels) were 29.3 , 27.2 and 28.4 respectively. The corresponding calendar days were 10,698, 9,944 and 10,368, respectively. We sold one vessel in the first quarter of 2026, have agreed to sell two vessels, the Eco Universe, with scheduled delivery in April 2026, and the Eco Royalty with scheduled delivery in September 2026, while our 40,551 cbm vessel, the Eco Wizard, has continued, since July 2025, to be unable to be employed as a result of an incident in a Russian port, leaving us with 26 operating vessels in the water.

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Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet (excluding JV vessels) was in our possession net of off-hire days associated with major repairs, dry dockings or special or intermediate surveys. The shipping industry uses voyage days (also referred to as available days) to measure the number of days in a period during which vessels are available to generate revenues.

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Fleet utilization; Fleet operational utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our calendar days during that period, and we calculate fleet operational utilization by dividing the number of our voyage days-excluding commercially idle days-during a period, by the number of our calendar days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades or drydockings and other surveys, and uses fleet operational utilization to also measure a company’s efficiency in finding suitable employment for its vessels.

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Cyclicality. The international gas carrier market, including the transport of LPG, is cyclical with attendant volatility in profitability, charter rates and vessel values, resulting from changes in the supply of, and demand for, LPG carrier capacity. From the last quarter of 2011 until the third quarter of 2014, LPG carrier market conditions generally improved from low levels with higher LPG carrier charter rates and utilization levels, however, the impact of the dramatic decline in oil prices on demand for LPG adversely affected LPG carrier charter rates and utilization levels from the fourth quarter of 2014 until the latter part of 2017, particularly in the smaller vessel classes. In 2017, there were increases in oil prices and in the second half of 2017 some limited improvement in LPG carrier charter rates and utilization levels which continued in 2018 and until the beginning of 2020, when the broader shipping market was globally affected by the outbreak of the COVID-19 virus and the resulting disruptions to the international shipping industry and energy demand, which continued to negatively affect small to medium range LPG carrier charter rates into early 2023, since which time rates have recovered.

While the global economy has generally improved in many parts of the world, LPG charter rates could face significant downside risks, including in the event of renewed weakness in the global economy and lower demand for the seaborne transport of LPG products and the impact of tariffs imposed by the United States in 2025, which have created the potential for an extended trade war, which may have a material adverse effect on global economic conditions, and may significantly reduce global trade and, in particular, trade between the United States and other countries. In addition, the conflict in Ukraine has disrupted energy production and this conflict, as well as Houthi attacks on vessels in the Red Sea and the Gulf of Aden, are disrupting trade patterns, including shipping in the Black Sea, the Red Sea and elsewhere, and the impact of these events on energy prices and LPG carrier charter rates, which initially increased, is uncertain, particularly if it results in an economic downturn and reduced demand for energy and LPG specifically or reduced supply due to sanctions imposed on Russia.

In March 2026, the outbreak of war in the Middle East between Iran and the U.S. and Israel, including strikes by Iran on energy infrastructure in a number of other Middle Eastern countries and related disruption of shipping in the Persian Gulf and the substantial closure of the Strait of Hormuz, has resulted in a sharp increase in oil prices and concerns that the supply of LPG may be significantly constrained for some period of time. The resulting volatility in the market for LPG and in the LPG carrier charter markets, could result in lower LPG carrier charter rates and adversely affect our business. On April 7, 2026, a two-week cease fire in the war between Iran and the U.S. and Israel was announced, which was subsequently extended. The impact of this temporary cease fire, including whether it will hold or be further extended, is uncertain, including the extent to which it may affect conditions that have supported energy prices and high charter rates for vessels that initially had resulted after the outbreak of the war. As of the date of this annual report, one of our vessels, the Eco Oracle, remains in the Persian Gulf and has not been able to exit due to the effective closure of the Strait of Hormuz.

With regards to the vessels in the spot market, we are exposed to changes in spot rates for LPG carriers and such changes affect our earnings and the value of our LPG carriers at any given time. When LPG vessel prices are considered to be low, companies not usually involved in shipping may make speculative vessel orders, thereby increasing the global supply of LPG carriers, satisfying demand sooner and potentially suppressing charter rates.

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Seasonality. The LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ending December 31 and March 31 and relatively weaker during the fiscal quarters ending June 30 and September 30, as was the case in 2023, 2024 and 2025.

Our ability to control our fixed and variable expenses, including those for commission expenses, crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses also affect our financial results. Factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, primarily crew wages, are denominated, can also cause our vessel operating expenses to increase. In addition, our net income is affected by our financing arrangements, including our interest rate swap arrangements.

Joint Ventures

As of April 1, 2026, one of the vessels in our fleet was owned through a joint venture arrangement. Previously, pursuant to one JV arrangement we sold a 49.9% equity interest in four JV vessels in the first quarter of 2019, two of which were subsequently sold to third parties, and we acquired with the same JV arrangement an MGC LPG carrier in the second quarter of 2019 that we sold in 2022. Of the four original vessels, one was sold to a third party in 2024 and delivered in January 2025 and one was reacquired by us in November 2024 and two were reacquired by us in June 2025, leaving this JV with no vessels. In addition, we further acquired, through a separate joint venture, a 51% equity interest in three MGC LPG carriers in the first quarter of 2020, each of which were subsequently sold to a third party, in the first half of 2021, the first quarter of 2023 and the second quarter of 2024, respectively, and we subsequently exercised an option to acquire from a related party a 51% equity interest in a 40,000 cbm newbuilding LPG carrier delivered in 2023, the remaining 49% having been bought by our JV partner. See “Note 6 Investments in Joint Ventures” in our audited consolidated financial statements included elsewhere in this report, for additional information regarding these joint ventures.

Our investments in joint ventures are accounted for using the equity method of accounting since we have joint control over the joint venture entities. We do not consolidate the joint venture entities because we do not have a controlling financial interest. The significant factors considered and judgments made in determining that the power to direct the activities of the joint venture entities that most significantly impact their economic performance are shared, are that all significant business decisions over operating and financial policies of the joint venture entities, require unanimous consent from each joint venture investor.

Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and our proportionate share of earnings or losses and distributions. We evaluate our investments in joint ventures for impairment when events or circumstances indicate that the carrying value of such investments may have experienced other than temporary decline in value below their carrying value. If the estimated fair value is less than the carrying value and is considered other than a temporary decline, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the consolidated statements of operations.

Basis of Presentation and General Information

Revenues

Our voyage revenues are driven primarily by the number and size of the vessels in our fleet, the number of voyage days during which our vessels generate revenues and the amount of daily charter hire that our vessels earn under charters which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels and the levels of supply and demand in the LPG carrier charter markets.

We employ our vessels under period charter, principally time,and occasionally bareboat charters, and spot charters. Bareboat charters provide for the charterer to bear the cost of operating the vessel and as such typically market rates for bareboat charters are lower than those for time charters. We have not employed any vessels under bareboat charter since the middle of 2022. Vessels operating on period charters, principally time and bareboat charters, provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. As a result, during the time our vessels are committed on period charters we will be unable, during periods of improving charter markets, to take advantage of improving charter rates as we could if our vessels were employed only on spot charters. Vessels operating in the spot charter market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improving charter rates, although we are then exposed to the risk of declining charter rates, which may have a materially adverse impact on our financial performance. If we commit vessels on period charters, future spot market rates may be higher or lower than those rates at which we have time chartered our vessels.

Voyage Expenses

Voyage expenses include port and canal charges, bunker (fuel oil) expenses, carbon allowances under the EU ETS scheme and commissions. These charges and expenses increase in periods during which vessels are employed on voyage charters in the spot market, because under these charters, these expenses are for the account of the vessel owner. Under time or bareboat charters, these charges and expenses, including bunkers (fuel oil) but excluding commissions which are always paid by the vessel owner, are paid by the charterer. Bunkers (fuel oil), the price of which has been relatively stable in the last few years but increased sharply in March 2026 as a result of the war in the Middle East between the U.S. and Israel and Iran, accounted for 36.9% of total voyage expenses for the year ended December 31, 2025, 33.2% of total voyage expenses for the year ended December 31, 2024, and 35.7% of total voyage expenses for the year ended December 31, 2023. Commissions on hire are paid to our manager Stealth Maritime and/or third party brokers. Stealth Maritime receives a fixed brokerage commission of 1.25% on freight, hire and demurrage for each vessel based on our management agreement since 2005. In 2025, 2024 and 2023, port and canal charges and bunker expenses represented a relatively small portion of our vessels’

overall expenses, 10.5%, 4.1% and 6.6%, respectively, because the majority of our vessels were employed under period charters, including time and bareboat charters, that require the charterer to bear such expenses. As of April 1, 2026, we had four vessels in the spot market for which we pay voyage expenses; the corresponding number as of April 1, 2025 was four and as of April 1, 2024 was one.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our ability to control these fixed and variable expenses, also affects our financial results. In addition, the type of charter under which our vessels are employed (time, bareboat or spot charter) also affects our operating expenses because we do not pay the operating expenses of vessels that we deploy on bareboat charters. Factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance and regulations related to safety and environmental matters may also cause these expenses to increase.

Management Fees

During each of the years ended December 31, 2025, 2024 and 2023, we paid Stealth Maritime, our fleet manager, a fixed rate management fee of $440 per day for each vessel in our fleet under voyage or time charters (except for two vessels for 2025 and two vessels for 2024 and four for prior years for which, since 2020, a fixed daily fee of $280 is charged by our fleet manager as part of the services is currently provided by third party managers) and a fixed rate fee of $125 per day for each of the vessels operating on bareboat charter. These rates have been in effect since January 1, 2007. Stealth Maritime also receives a fee equal to 1% calculated on the price stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf.

General and Administrative Expenses

We incur general and administrative expenses that consist primarily of legal fees, audit fees, office rental fees, officers and board remuneration or reimbursement, directors’ and officers’ insurance, listing fees and other general and administrative expenses. Our general and administrative expenses also include our direct compensation expenses and the value of non-cash executive services provided through, and other expenses arising from, our management agreement with Stealth Maritime, our directors’ compensation and the value of the lease expense for the space we rent from Stealth Maritime. For our compensation expenses, pursuant to our management agreement, we currently reimburse Stealth Maritime for its payment of the compensation of our Chief Executive Officer, Technical Manager and Internal Auditor. During the year ended December 31, 2025, such cash compensation was in the aggregate amount of $1.0 million. We also recognize stock-based compensation expense, when we grant equity awards (see “Item 6. Directors, Senior Management and Employees. B. Compensation of Directors and Senior Management”).

Depreciation and Dry docking

We depreciate our vessels on a straight-line basis over their estimated useful lives, determined to be 30 years from the date of their initial delivery from the shipyard in the case of our LPG carriers. Depreciation is based on cost less the estimated scrap value of the vessels. LPG carriers tend to trade for longer periods due to the less corrosive nature of the cargoes they carry. Residual values used in depreciation calculations are based on $350 per light weight ton.

We expense costs associated with dry dockings and special and intermediate surveys as incurred which may affect the volatility of our results. During 2025, we drydocked four vessels at a total cost of $3.6 million and none of the JV vessels. During 2024, we drydocked seven vessels at a total cost of $5.3 million and two additional JV vessels, while in 2023, we drydocked three of the larger Handysize vessels at a total cost of $2.6 million and two additional JV vessels. We expect that during 2026, five vessels will be drydocked.

Impairment Loss

Based on the accounting standards followed by the Company, impairment losses are recognized on long-lived assets used in operations or held for sale, when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts and the asset’s carrying value exceeds its fair value. The Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statements of operations. For the year ended December 31, 2025, we recognized an impairment loss of $0.5 million relating to the vessel Gas Cerberus, which we agreed to sell in April 2025 and delivered in June 2025. We did not recognize any impairment loss in 2024. For the year ended December 31, 2023, we recognized an impairment loss of $2.8 million mainly relating to the sale of three LPG vessels that were classified as Held for Sale as of December 31, 2023.

Net Gain on Sale of Vessels

The carrying value of our vessels includes the original cost of the vessels plus capitalized expenses since acquisition relating to improvements and upgrading of the vessels, less accumulated depreciation and less any impairment.

In 2025, we sold two vessels and recognized a gain of $0.5 million. In addition, one of our JVs sold a vessel and recognized a gain of $0.2 million. In 2024, we sold two vessels, which had been classified as held for sale as of December 31, 2023, and recognized a gain of $0.05 million. In addition, one of our JVs sold a vessel that was delivered to her new owners in May 2024 and from the sale our JV recognized a gain of $17.9 million. In 2023, we agreed to sell seven vessels, the five were delivered to their new owners in 2023, while two, the Eco Green and the Eco Dream, were delivered to their new owners in the first quarter of 2024. We recognized a gain on the sale of the four vessels that were delivered within 2023 of $7.6 million. In addition, one of our JV’s sold one MGC vessel, the Eco Evoluzione in March 2023 recognizing a gain of $13.9 million from the sale.

Gain on Derivatives

As of December 31, 2025, we did not have any interest rate swaps. As of December 31, 2024, our one interest rate swap was accounted for as cash flow hedge (2023: one of our interest rate swaps) and the changes in its fair value were recorded in “Accumulated other comprehensive Income”. All changes in the fair value of cash flow interest rate swaps that are not accounted for as cash flow hedges, that as of December 31, 2025 and 2024 we had none, are recorded in earnings under “Gain on Derivatives.” Interest rate swaps recorded under this latter category increase the potential volatility of our reported earnings, as opposed to those that qualify for hedge accounting, due to the recognition of non-cash fair value movements of cash flow interest rate swaps directly in the statement of operations.

Interest Expense and Finance Costs

We have entered into credit facilities to fund a portion of the purchase price of the vessels in our fleet, all of which have since been repaid in full and retired. In past periods, including in 2025, 2024 and 2023, we incurred interest expense on outstanding indebtedness under these credit facilities, which we include in interest expense. We also incurred financing costs in connection with establishing those facilities, which are deferred and amortized over the period of the facility, which we also include in interest expense. We will incur additional interest expenses under any new credit facilities we enter into to finance or refinance the purchase price of additional vessels as described in the “—Liquidity and Capital Resources” section below.

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Results of Operations

	Year Ended December 31,
	2023	2024	2025
INCOME STATEMENT DATA
Revenues	143,527,769	167,262,185	173,161,478
Total Revenues	143,527,769	167,262,185	173,161,478
Operating expenses:
Voyage expenses	11,429,716	9,594,880	20,433,872
Voyage expenses-related party	1,779,488	2,063,228	2,097,322
Vessels’ operating expenses	52,206,248	48,961,137	52,980,264
Vessels’ operating expenses-related party	911,250	875,002	933,616
Dry-docking costs	2,641,706	5,312,614	3,602,010
Management fees	4,531,920	4,258,240	4,445,120
General and administrative expenses	5,331,029	10,309,693	8,333,449
Depreciation	23,707,797	26,076,687	25,252,476
Impairment loss	2,816,873	—	488,400
Net gain on sale of vessels	(7,645,781)	(46,384)	38,000)
Total expenses	97,710,246	107,405,097	118,028,529
Income from operations	45,817,523	59,857,088	55,132,949
Interest and finance costs	(9,956,712)	(9,062,562)	(2,241,719)
Gain on derivatives	237,618	99,286	—
Interest income	3,712,239	3,416,221	2,953,442
Foreign exchange loss	(190,72)	(70,692)	(282,697)
Other expenses, net	(6,197,577)	(5,617,747)	429,026
Equity earnings in joint ventures	12,316,883	15,622,836	5,086,641
Net income	51,936,829	69,862,177	60,648,616
FLEET DATA (excluding JV Vessels)
Average number of vessels(1)	29.3	27.2	28.4
Total voyage days for fleet(2)	10,566	9,677	10,027
Total time and bareboat charter days for fleet(3)	9,544	8,930	8,642
Total spot market days for fleet(4)	1,022	747	1,385
Total calendar days for fleet(5)	10,698	9,944	10,368
Fleet utilization(6)	98.8%	97.3%	96.7%
Fleet operational utilization(7)	96.6%	95.4%	91.8%
AVERAGE DAILY RESULTS (excluding JV Vessels)
Average Time Charter Equivalent daily rate(8)	12,334	16,080	15,022
Vessel operating expenses(9)	4,965	5,012	5,200
General and administrative expenses(10)	498	1,037	804
Management fees(11)	424	428	429
Total daily operating expenses(12)	5,464	6,048	6,004

(1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2)

Our total voyage days for our fleet reflect the total days the vessels we operated were in our possession for the relevant periods, net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

(3)	Total time and bareboat charter days for fleet are the number of voyage days the vessels in our fleet operated on time or bareboat charters for the relevant period.
(4)	Total spot market charter days for fleet are the number of voyage days the vessels in our fleet operated on spot market charters for the relevant period.

(5)

Total calendar days are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

(6)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days (excluding commercially idle days) by fleet calendar days for the relevant period.

(8)

Average Time Charter Equivalent daily rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. We determine the adjusted average charter rate by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage and are payable by us under a voyage-spot charter (which would otherwise be paid by the charterer under a time or bareboat charter contract), as well as commissions or any voyage costs incurred while the vessel is idle. Charter equivalent revenues and average time charter equivalent daily rate are non-GAAP measures which provide additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because they assist Company management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. They are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters or time charters, but not bareboat charters) under which the vessels may be employed between the periods. Our calculation of charter equivalent revenues and average time charter equivalent daily rate may not be comparable to that reported by other companies in the shipping or other industries. Under bareboat charters, we are not responsible for either voyage expenses, unlike spot charters, or vessel operating expenses, unlike spot charters and time charters; Reconciliation of charter equivalent revenues as reflected in the consolidated statements of operations and calculation of average time charter equivalent daily rate follow:

	Year Ended December 31,
	2023	2024	2025
Voyage revenues	$143,527,769	$167,262,185	173,161,478
Voyage expenses	(13,209,204)	(11,658,108)	(22,531,194)

Charter equivalent revenues	$130,318,565	$155,604,077	$150,630,284

Total voyage days for fleet	10,566	9,677	10,027

Average Time charter Equivalent daily rate	$12,334	$16,080	$15,022

(9)

Vessel operating expenses, including related party vessel operating expenses, consist of crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(10)	Daily general and administrative expenses are calculated by dividing total general and administrative expenses by fleet calendar days for the relevant period.
(11)

Management fees are based on a fixed rate management fee of $440 per day for each vessel in our fleet under spot or time charter and a fixed rate fee of $125 per day for each of the vessels operating on bareboat charter. There is also a fixed daily fee of $280 charged to two LPG vessels for 2025, two LPG vessels for 2024 and four for prior years for which some services have been provided by third party managers. Daily management fees are calculated by dividing total management fees by fleet calendar days for the relevant period.

(12)

Total operating expenses, or “TOE”, is a measurement of our total expenses associated with operating our vessels. TOE is the sum of vessel operating expenses and general and administrative expenses. Daily TOE is calculated by dividing TOE by fleet calendar days for the relevant time period.

Year ended December 31, 2025 compared to the year ended December 31, 2024

The average number of vessels in our fleet was 28.4 for the year ended December 31, 2025 compared to 27.2 for the year ended December 31, 2024.

REVENUES-Voyage revenues for the year ended December 31, 2025 were $173.2 million compared to $167.3 million for the year ended December 31, 2024, an increase of $5.9 million or 3.5%. The increase in revenue was attributable to the increased number of vessels in our fleet and improved market conditions, despite the loss of revenue from our vessel Eco Wizard.

VOYAGE EXPENSES-Voyage expenses were $22.5 million for the year ended December 31, 2025 compared to $11.7 million for the year ended December 31, 2024. The increase in expenses was mainly due to an increase in port expenses and in bunkers costs as a result of the increase in spot market days for the fleet.

VESSEL OPERATING EXPENSES-Vessel operating expenses were $53.9 million for the year ended December 31, 2025 compared to $49.8 million for the year ended December 31, 2024, an increase of $4.1 million mainly due to increase in crew, maintenance repairs and spares expenses partly in conjunction with the higher number of vessels in the fleet.

DRY DOCKING COSTS-Dry docking costs were $3.6 million for the year ended December 31, 2025 compared to $5.3 million for the year ended December 31, 2024. Dry docking costs for the year ended December 31, 2025 mainly related to the completed dry docking of four vessels, while the costs for the same period of last year related to the completed dry docking of seven vessels.

MANAGEMENT FEES RELATED PARTY-Management fees were $4.4 million for the year ended December 31, 2025 compared to $4.3 million for the year ended December 31, 2024, an increase of $0.1 million. The increase was due to the higher number of average vessels. The daily management fees per vessel did not change during these periods and remained at $440 per day for vessels under time and spot charter (except for two vessels for which a fixed daily fee of $280 is charged).

GENERAL AND ADMINISTRATIVE EXPENSES-General and administrative expenses for the year ended December 31, 2025 were $8.3 million compared to $10.3 million for the year ended December 31, 2024, an decrease of $2.0 million. The lower expenses during the year ended December 31, 2025 were mainly attributed to the decrease in stock based compensation expense.

DEPRECIATION-Depreciation expenses for the 28.4 average number of vessels in our fleet for the year ended December 31, 2025 were $25.3 million compared to $26.1 million for the 27.2 average number of vessels in our fleet for the year ended December 31, 2024, a decrease of $0.8 million. This decrease in depreciation expenses was mainly related to the two vessels that had been classified as held for sale as of December 31, 2025, whereas no vessels were classified as held for sale during the same period last year.

IMPAIRMENT LOSS- Impairment loss was $0.5 million for the year ended December 31, 2025 compared to nil for the year ended December 31, 2024. As a result of the agreed sale terms for the vessel Gas Cerberus, which was delivered in June 2025, a non-cash impairment loss of $0.5 million was recognized in the first quarter of 2025.

GAIN ON SALE OF VESSELS-During the year ended December 31, 2025, we realized a net gain on the sale of two vessels of $0.5 million compared to gain of $0.05 million for the year ended December 31, 2024. The gain was attributed to the sale of two vessels during the twelve months ended December 31, 2025, compared to the gain from the sale of two vessels during the twelve months ended December 31, 2024, which had been classified as held for sale as of December 31, 2023.

INTEREST AND FINANCE COSTS-Interest and finance costs were $2.2 million for the year ended December 31, 2025 compared to $9.1 million for the year ended December 31, 2024. The $6.9 million decrease from the same period of last year is due to continued debt prepayments.

INTEREST INCOME-Interest income was $3.0 million for the year ended December 31, 2025 compared to $3.4 million for the year ended December 31, 2024, a decrease of $0.4 million due to the decrease in rates of time deposits.

EQUITY EARNINGS IN JOINT VENTURES-amounted to $5.1 million for the year ended December 31, 2025 compared to $15.6 million in the year ended December 31, 2024. The $10.5 million decrease was primarily due to the profitable sale of one of the Medium Gas carriers owned by one of our joint ventures in the same period of last year.

NET INCOME-As a result of the above factors, we recorded net income of $60.6 million for the year ended December 31, 2025, compared to a net income of $69.9 million for the year ended December 31, 2024.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Discussions of year-to-year comparisons between 2024 and 2023 that are not included in this Annual Report on Form 20-F can be found in “Operating and Financial Review and Prospects” Part I, Item 5 of our annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on April 28, 2025, and incorporated herein by reference.

B. Liquidity and Capital Resources

As of December 31, 2025, we had cash and cash equivalents of $99.1 million and restricted cash was nil.

Our principal sources of funds for our liquidity needs are cash flows from operations and long-term bank borrowings. Additional sources of funds include proceeds from vessel sales and any equity offerings. Our principal use of funds has been to acquire our vessels, maintain the quality of our vessels, service our debt and fund working capital requirements, as well as to repurchase shares of our common stock.

We had net proceeds from vessel sales of $25.1 million in 2025, $34.7 million in 2024 and $80.1 million in 2023. As of December 31, 2025 and April 1, 2026, all of the 27 vessels in our fleet were debt free, and adding leverage to any of these vessels, subject to bank availability, would potentially be an additional source of liquidity. We last raised equity capital in 2014, through three registered common stock offerings with net proceeds of approximately $112.3 million.

Our liquidity needs, as of December 31, 2025 through the end of 2026 and beyond, primarily relate to funding expenses for operating our vessels (including management fees), general and administrative expenses as well as any potential vessel acquisitions we elect to make either independently or in collaboration with a third party investor. Furthermore, we have five scheduled drydockings for 2026 for our fully-owned vessels, the costs of which are anticipated to be covered from our operating cash flows, while we do not have material expenditure requirements for ballast water system installations.

As of December 31, 2025 and April 1, 2026, we had no outstanding indebtedness, after making $85.9 million in debt repayments during the year ended December 31, 2025. We have guaranteed the performance of the loan agreement with outstanding balance as of December 31, 2025 of $23.7 million, up to 51%, our equity interest in the joint venture, with respect to one entity. See “Note 16 Commitments and Contingencies” in our audited consolidated financial statements include elsewhere in this report.

We believe our internally generated cash flows will be sufficient to fund our operations, including working capital requirements, for at least 12 months.

Our dividend policy and stock repurchases will also affect our liquidity position. See “Item 8. Financial Information-Dividend Policy.” On May 24, 2023, we publicly announced that our Board of Directors had authorized the repurchase of up to $15,000,000 of shares of our common stock, and on October 26, 2023 we announced a $10 million increase to this repurchase program for a total aggregate amount of $25 million and on February 26, 2025, we announced a $5 million increase to this repurchase program for a total aggregate amount of $30 million. As of April 1, 2026, 4,254,042 shares of common stock had been repurchased for an aggregate of $21.2 million, with the average purchase price of $4.99 per share, and $8.8 million remained authorized for further repurchases in the future at management’s discretion.

Cash Flows

	Year Ended December 31,
	2023	2024	2025
Net cash provided by operating activities	$77,440,215	$103,500,055	$85,182,679
Net cash provided by/(used in) investing activities	111,340,031	(64,482,265)	16,683,054
Net cash used in financing activities	(174,179,489)	(38,252,341)	(87,309,052)

Net cash provided by operating activities. Net cash provided by operating activities was $85.2 million for the year ended December 31, 2025, $103.5 million for the year ended December 31, 2024 and $77.4 million for the year ended December 31, 2023. This represents the net amount of cash, after expenses, generated by chartering our vessels. Net cash provided by operating activities decreased in 2025 compared to 2024 primarily due to decreased distributions from our joint venture vessels, as $20.6 million were distributed during 2024 mostly related to the sale of one MGC vessel and the distribution of the resulting proceeds compared to $2.6 million in distributions during 2025. Net cash provided by operating activities increased in 2024 compared to 2023 primarily due to increased revenues as a result of improved market conditions and reduction in voyage and operating expenses as a result of a reduction in the number of vessels, as well as increased distributions from our joint venture vessels.

Net cash provided by/(used in) investing activities. Net cash provided by/(used in) investing activities was an inflow of $16.7 million in 2025, an outflow of $64.5 million in 2024 and an inflow of $111.3 million in 2023. In 2025, net cash used in investing activities mainly consisted of $25.1 million in proceeds from the sale of two vessels and $8.0 million related to payments for the acquisition of the remaining equity part not already owned in two vessels from our JV partners.

In 2024, net cash provided by investing activities mainly consisted of $34.7 million in proceeds from the sale of two vessels and $106.2 million related to payments for the acquisition of three vessels, two MGC’s we acquired from affiliated entities and one small vessel we acquired from our joint venture, as well as $7.0 million return of investment from one of our joint ventures related to the sale of one MGC vessel.

In 2023, net cash provided by investing activities mainly consisted of $80.1 million in proceeds from the sale of vessels, $26.5 million from time deposits that matured and a $4.7 million return of investment from one of our joint ventures related to the sale of one MGC vessel.

Net cash used in financing activities- Net cash used in financing activities was $87.3 million for the year ended December 31, 2025, consisting primarily of loan repayments. Net cash used in financing activities was $38.3 million for the year ended December 31, 2024, consisting primarily of $108.2 million of loan repayments and $70.0 million in proceeds provided by bank borrowings related to the acquisition of two vessels. Net cash used in financing activities was $174.2 million for the year ended December 31, 2023, consisting primarily of $154.9 million of loan repayments and $19.1 million of stock repurchases.

As and when we identify assets that we believe will provide attractive returns, we may enter into specific term loan facilities and borrow amounts under these facilities as the vessels are delivered to us. This is the primary driver of the timing and amount of cash provided to us by our financing activities, however, from time to time to bolster our cash position and take advantage of financing opportunities, including to refinance the acquisition cost of vessels acquired earlier, we have entered into and may in the future borrow under credit facilities secured by previously unencumbered vessels in our then existing fleet. In recent years we elected to prepay a number of our outstanding loans with cash from operations in order to reduce interest expense that would otherwise have increased with increasing prevailing SOFR rates, and had no outstanding indebtedness as of December 31, 2025.

C. Research and Development, Patents and Licenses

None.

D. Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize. In turn, charter rates are determined by the underlying balance in demand and supply for vessels of the type that comprise our fleet. Demand for LPG transportation is influenced by various global economic factors and trade patterns, while the supply is primarily a factor of the fleet growth, determined by the number of vessels in the order book entering the fleet and the number of vessels exiting the fleet, primarily sold for demolition. As a result, the LPG shipping sector has been a highly cyclical industry experiencing volatility in charter hire rates and vessel values.

LPG charter rates were negatively impacted by the decrease in global demand for energy resulting from the COVID-19 pandemic. Beginning in the second half of 2021 charter rates saw an improvement as demand for LPG rebounded with seasonal variations. Since 2022 charter rates gradually rose reaching multi-year highs in 2024. Charter rates particularly improved during 2023 and remained relatively flat at elevated levels during 2024 and 2025, for example were approximately $290,000 per month, for a small vessel trading West of Suez, in December 2025 compared to approximately $280,000 per month in December 2024 and $275,000 per month in December 2023. Charter rates for larger vessels in the handysize segment followed a similar path and for example were approximately $940,000 per month for a handysize vessel in December 2025 compared to approximately $935,000 per month in December 2024 and $900,000 per month in December 2023. Although prospects for the small and handysize LPG segment currently appear favorable mid and long term, as the order book for 2026 and the next couple of years is relatively low, future growth in the demand for LPG carriers and charter rates will depend on economic growth in the world economy and demand for LPG. Charter rates for MGC vessels that tend to exhibit higher volatility, also rose considerably during 2023 as a result of increasing demand for seaborne transportation but have since corrected, and for example were approximately $930,000 per month in December 2024, dropping to $805,000 per month in June 2025 before recovering to $935,000 per month in December 2025. The orderbook for MGC vessels is higher compared to the small and handysize vessels, particularly starting from 2027 onwards. Global financial conditions remain volatile and may negatively impact demand for seaborne transportation of LPG, it was only in the first quarter of 2023 that the largest consumer of LPG, China, lifted its restrictive policies, while the rise in interest rates globally adds to this volatility in financial conditions as it may push economies into recession, and the potential for a global economic slowdown as a result of increased trade protectionism, including resulting from the recent imposition of tariffs by the U.S. and other countries. Tensions over trade and other matters remain high between the U.S. and China, which is the world’s largest importer of LPG and covers over half of its import needs from U.S. based producers, although the share of imports from the U.S. has declined recently as a result of trade tensions.

In addition, the conflicts in the Middle East and Ukraine are disrupting energy production and trade patterns and its impact on energy prices and tanker charter rates, which initially have increased particularly as European countries sought to secure supplies further afield especially from the United States, is uncertain. The price of oil, which declined sharply in 2020 and remained at relatively low levels in the most of 2021, also impacts demand for seaborne transportation of LPG. The imposition of tariffs by the U.S. and other countries, including China, initially led to a significant decline in oil prices related to fears of a global economic slowdown. A surge in the price of oil, like the one witnessed in early 2022 and in March 2026 after the outbreak of the war in the Middle East between Iran and the U.S. and Israel, should under normal circumstances positively impact seaborne transportation of LPG in the short term, although a higher cost of energy for a prolonged time could lead to economic recession and subsequent reduction in demand.

We believe that the future growth in demand for LPG carriers and the charter rate levels will depend primarily upon the supply and demand for LPG, particularly supply in the United States, that has exported record amounts of LPG in 2025 and the economies of the Middle East, where large quantities are produced, and demand in the Far East and developing countries in Asia, particularly China and India, and Africa and in general upon seasonal and regional changes in supply/demand and changes to the capacity of the world fleet.

E. Critical Accounting Estimates

Critical accounting estimates are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting estimates that involve a high degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see Note 2 to our consolidated financial statements included elsewhere herein.

Impairment or disposal of long-lived assets:

We follow the Accounting Standards Codification (“ASC”) Subtopic 360-10, “Property, Plant and Equipment” (“ASC 360-10”), which requires long-lived assets used in operations be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. On a quarterly basis, in case an impairment indicator exists, we perform an analysis of the anticipated undiscounted future net cash flows of our long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows and the fair market value of the asset, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statement of operations.

We review certain indicators of potential impairment, such as vessel fair values, vessel sales and purchases, business plans and overall market conditions including any regulatory changes that may have a material impact on the vessel lives. The decline in the values of some of the vessels included in our LPG fleet was considered to be an indicator of potential impairment. As of the end of each respective quarter of 2025, we performed step one, the undiscounted cash flow test as required by the ASC guidance. We determined undiscounted projected net operating cash flows for each vessel with carrying value exceeding its fair value and compared it to the vessel’s carrying value. This assessment was made at the individual vessel level since separately identifiable cash flow information for each vessel was available. In developing estimates of future cash flows to be generated over remaining useful lives of the vessels, we made assumptions about the future, such as: (1) vessel charter rates, (2) vessel utilization rates, (3) vessel operating expenses, (4) dry docking costs, (5) vessel scrap values at the end of vessels’ remaining useful lives and (6) the remaining useful lives of the vessels. These assumptions were based on historical trends as well as future expectations in line with our historical performance and our expectations for future fleet utilization under our current fleet deployment strategy and overall market conditions.

Projected cash flows were determined for the vessels by considering the revenues from existing charters for those vessels that are employed on time charters and revenue estimates based on nine-year historical average rates (base rates) for periods for which there is no charter in place. With regards to operating expenses and utilization rate, these were based on historical trends. Revenue estimates are highly subjective. We believe that the nine-year average historical average rates represent an appropriate estimation of the future revenue rates since they more accurately reflect the earnings capacity of our vessels and because they capture the volatility of the market as they include numerous market highs and lows. Furthermore, they are considered a fair estimate based on past experience.

During 2025, the Company identified and recorded an impairment loss of $0.5 million for one of its vessels, which was agreed to be sold for further trading and was delivered during 2025.

During 2024, the Company did not record any impairment on any vessels in its fleet.

During 2023, the Company identified and recorded an impairment loss of $2.8 million for three of its vessels, which were agreed to be sold for further trading, one was delivered during 2023 and two were subsequently delivered during January 2024. During 2023 the Company also recorded a $7.6 million gain on the sale of four vessels that were delivered during 2023.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of new-buildings.

Sensitivity Analysis.

The impairment test is highly sensitive to variances in future charter rates. When we conducted the analysis of the impairment test as of December 31, 2025 we also performed a sensitivity analysis related to the future cash flow estimates. Set forth below is an analysis, as of December 31, 2025, of the percentage difference between the current average rates for our fleet compared with the base rates used in the impairment test as described above, as well as an analysis of the impact on our impairment analysis if we were to utilize the most recent five-year, three-year and one-year historical average rates, which shows the number of vessels whose carrying value would not have been recovered and the related impairment charge.

	Percentage difference between our average 2025 rates as compared with the base rates	5-year historical average rate		3-year historical average rate		1-year historical average rate
		No. of vessels	Amount ($ million)	No. of vessels	Amount ($ million)	No. of vessels	Amount ($ million)
LPG Carriers	17%	—	—	—	—	—	—

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will improve by any significant degree. Charter rates may remain at relatively low levels for some time, or decline, which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

Based on the carrying value of each of our vessels held for use as of December 31, 2025 and what we believe the charter-free market values of each of these vessels were as of December 31, 2025, 4 of our 28 owned vessels in the water had current carrying values, above their market values (8 of our 28 vessels in the water as at December 31, 2024). We believe that the aggregate carrying value of these vessels, assessed separately, exceeds their aggregate charter-free market value by approximately $4.6 million and $9.5 million as of December 31, 2025 and 2024, respectively. However, we believe that with respect to each of these 4 vessels, we will recover their carrying values at the end of their useful lives, based on their undiscounted cash flows.

The Company’s estimates of market values assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without recommendations of any kind. In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that the Company could achieve if it were to sell any of the vessels. The Company would not record an impairment charge for any of the vessels for which the fair market value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel’s carrying amount is not recoverable.

Item 6.	Directors, Senior Management and Employees

A. Directors, Senior Management and Employees

The following table sets forth, as of April 1, 2026, information for each of our directors and executive officers.

Name	Age	Positions	Year Became Director	Year Director’s Current Term Expires
Harry N. Vafias	48	President, Chief Executive, Chief Financial Officer and Class III Director	2004	2027
Michael G. Jolliffe	76	Chairman of the Board, Class II Director	2004	2028
Markos Drakos	66	Class I Director	2006	2026
John Kostoyannis	60	Class II Director	2010	2028

Certain biographical information about each of these individuals is set forth below.

Harry N. Vafias has been our President and Chief Executive Officer and a member of our Board of Directors since our inception in December 2004 and our Chief Financial Officer since January 2014. Mr. Vafias has been actively involved in the tanker and gas shipping industry since 1999. He is also Chief Executive Officer and Chairman of Imperial Petroleum Inc. following its spin-off from the Company and Nasdaq listing in December 2021, and the Non-Executive Chairman of C3is Inc. following its spin-off from Imperial Petroleum and Nasdaq listing in June 2023. Mr. Vafias worked at Seascope, a leading ship brokering firm specializing in sale and purchase of vessels and chartering of oil tankers. Mr. Vafias also worked at Braemar, a leading ship brokering firm, where he gained extensive experience in tanker and dry cargo chartering. Seascope and Braemar merged in 2001 to form Braemar Seascope Group plc, a public company quoted on the London Stock Exchange and one of the world’s largest ship brokering and shipping service groups. From 2000 until 2004, he worked at Brave Maritime and Stealth Maritime, companies providing comprehensive ship management services, where Mr. Vafias headed the operations and chartering departments of Stealth Maritime and served as manager for the sale and purchase departments of both Brave Maritime and Stealth Maritime. Mr. Vafias graduated from City University Business School in the City of London in 1999 with a B.A. in Management Science and from Metropolitan University in 2000 with a Masters degree in Shipping, Trade and Transport.

Michael G. Jolliffe has been Chairman of our Board of directors since 2004. He is a Director of a number of companies in shipping, agency representation, shipbroking and capital services. Mr. Jolliffe is Co-Founder and Vice Chairman of Tsakos Energy Navigation Ltd, a crude oil and product carrier and LNG shipping company listed on the New York Stock Exchange. He is CEO of Tsakos Containers Navigation Ltd. He is also Chairman of the Wighams Group of companies, owning companies involved in shipbroking, agency representation and capital market businesses.

Markos Drakos has been a member of our Board of Directors since 2006 and Chairman of our Audit Committee. In 1988, Mr. Drakos co-founded Touche Ross & Co (Cyprus), later renamed Deloitte & Touche, Nicosia, and served as co-managing partner of the company’s Nicosia office in Cyprus until 2002. Following the December 2002 reorganization of Deloitte & Touche, Nicosia, Mr. Drakos founded Markos Drakos Consultants Group which encompasses several companies offering services, mainly in the Advisory, Fiduciary, Accounting, Taxation and Investments areas. Mr. Drakos also served as Vice Chairman of the Cyprus Telecommunications Authority, the leading telecommunications company in Cyprus from 2000 to 2003. Mr. Drakos has also served as a member of the Offshore, Shipping & Foreign Investment Committee of the Institute of Certified Public Accountants of Cyprus. Mr. Drakos received a Bachelor of Science degree in Economics from the London School of Economics and is a Fellow of the Institute of Chartered Accountants in England and Wales and a member of the Institute of Certified Public Accountants of Cyprus.

John Kostoyannis joined our Board of Directors in 2010. Mr. Kostoyannis is a Managing Director at Allied Shipbroking Inc., a leading shipbroking house in Greece, providing Sale and Purchase and Chartering services in the shipping industry. Before joining Allied Shipbroking, from 1991 until September 2001, Mr. Kostoyannis worked in several prominent shipbroking houses in London and Piraeus. He is a member of the Hellenic Shipbrokers Association. Mr. Kostoyannis graduated from the City of London Polytechnic in 1988 where he studied Shipping and Economics. Mr. Kostoyannis has also been a member of the Board of Directors of Imperial Petroleum Inc. and C3is Inc., which are both listed on the Nasdaq Capital Market, since November 2021 and June 2023, respectively.

B. Compensation of Directors and Senior Management

The Chairman of our Board of Directors receives annual fees of $70,000, plus reimbursement for his out-of-pocket expenses, while each of our other independent directors receives fees of up to $35,000 per annum, plus reimbursement of their out-of-pocket expenses. Executive directors received no compensation for their services as directors. We do not have service contracts with any of our directors. In addition, we have not paid any compensation to our executive officers. Under our management agreement with Stealth Maritime, we reimburse Stealth Maritime for its payment of the cash compensation to our Chief Executive Officer, Chief Financial Officer, Internal Auditor and our Technical Manager. The aggregate of such cash compensation for the years ended December 31, 2025, 2024 and 2023 were $1.0 million, $0.9 million and $1.0 million, respectively.

Our executive officers and directors are also eligible to receive awards under our equity compensation plan described below under “-Equity Compensation Plan.” In 2023, we granted restricted shares and stock options, including to our officers and directors, and in 2024 and 2025 we granted restricted shares and stock options to our chief executive officer and our independent directors, each as described below under “ —Equity Compensation Plan.” We recognized share-based compensation expense of $5.0 million, $7.3 million and $2.6 million and in 2025, 2024 and 2023, respectively. In 2025, 2024 and 2023, of these amounts, $3.6 million, $6.3 million and $2.4 million, respectively, related to stock awards to executive officers and $0.16 million, $0.03 million and $0.06 million, respectively, related to stock awards to non-employee directors.

C. Board Practices

The Board of Directors may change the number of directors by a vote of a majority of the entire Board. Each director is elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors. Our Board of Directors is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term.

At December 31, 2025 and April 1, 2026, we had four members on our Board of Directors named above. Our Board of Directors has determined that Michael G. Jolliffe, Markos Drakos and John Kostoyannis are independent directors within the meaning of the applicable Nasdaq listing requirements and SEC independence requirements applicable to Audit Committee members since none of them has received any compensation from the Company except for director’s fees and restricted stock awards to directors, and none of them has any relationship or has had any transaction with the Company which the Board believes would compromise their independence. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected.

We have no service contracts with any of our directors that provide for benefits upon termination of employment.

During the fiscal year ended December 31, 2025, the full Board of Directors held four meetings, and also acted by written consent. Each director attended all of the meetings of the Board and all of the meetings of committees of which such director was a member in 2025.

To promote open discussion among the independent directors, a majority of the directors met four times in 2025 in regularly scheduled executive sessions without participation of our Company’s management and will continue to do so. Mr. Jolliffe has served as the presiding director for purposes of these meetings. Stockholders who wish to send communications on any topic to the Board of Directors or to the independent directors as a group, or to the presiding director, Mr. Jolliffe, may do so by writing to StealthGas Inc., 331 Kifissias Avenue, Kifissia 14561 Athens, Greece.

Corporate Governance

Our Board of Directors and our Company’s management reviews our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the Nasdaq Stock Market and the SEC.

We have adopted a number of key documents that are the foundation of our corporate governance, including:

•	a Code of Business Conduct and Ethics;

•	a Nominating and Corporate Governance Committee Charter;

•	a Compensation Committee Charter; and

•	an Audit Committee Charter.

We will provide a paper copy of any of these documents upon the written request of a stockholder. Stockholders may direct their requests to the attention of Investor Relations, c/o Harry Vafias, StealthGas Inc., 331 Kifissias Avenue, Kifissia 14561 Athens, Greece. These documents are also available on our website at www.stealthgas.com under the heading “Corporate Governance.”

Committees of the Board of Directors

The Board of Directors has established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. As of April 1, 2026, the Audit Committee consists of Messrs. Markos Drakos (Chairman), Michael Jolliffe, and John Kostoyannis; the Nominating and Corporate Governance Committee consists of Messrs. Michael Jolliffe (Chairman), Markos Drakos and John Kostoyannis; and the Compensation Committee consists of Messrs. Michael Jolliffe (Chairman), Markos Drakos and John Kostoyannis. Each of the directors on these committees has been determined by our Board of Directors to be independent under the standards of the Nasdaq Stock Market, and, in the case of the Audit Committee, the SEC.

Audit Committee

The Audit Committee is governed by a written charter, which is approved and annually adopted by the Board. The Board has determined that the members of the Audit Committee meet the applicable independence requirements of the SEC and the Nasdaq Stock Market, that all members of the Audit Committee fulfill the requirement of being financially literate and that Mr. Drakos is an Audit Committee financial expert as defined under current SEC regulations.

The Audit Committee is appointed by the Board and is responsible for, among other matters, overseeing the:

•	integrity of the Company’s financial statements, including its system of internal controls;

•	Company’s compliance with legal and regulatory requirements;

•	independent auditor’s appointment, qualifications and independence;

•	retention, setting of compensation for, termination and evaluation of the activities of the Company’s independent auditors, subject to any required shareholder approval; and

•	performance of the Company’s independent audit function and independent auditors, as well preparing an Audit Committee Report to be included in our annual proxy statement.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is appointed by the Board and is responsible for, among other matters:

•	reviewing the Board structure, size and composition and making recommendations to the Board with regard to any adjustments that are deemed necessary;

•

evaluating and recommending to the Board the slate of nominees for directors to be elected by the stockholders at the Company’s next annual meeting of stockholders and, where applicable, to fill vacancies;

•	recommending to the Board the responsibilities of the Board committees, including each committee’s structure, operations, and authority to delegate to subcommittees;

•	evaluating and recommending to the Board those directors to be appointed to the various Board committees, including the persons recommended to serve as chairperson of each committee;

•	reviewing annually the compensation of non-employee directors and the principles upon which such compensation is determined;

•

consulting with the Chief Executive Officer, as appropriate, and other Board members to ensure that its decisions are consistent with the sound relationship among the Board, Board committees, individual directors and management;

•	overseeing the Board’s annual evaluation of its own performance and the performance of other Board committees;

•	retaining, setting compensation and retentions terms for and terminating any search firm to be used to identify candidates; and

•	developing and recommending to the Board for adoption a set of Corporate Governance Guidelines applicable to the Company and periodically reviewing the same.

Compensation Committee

The Compensation Committee is appointed by the Board and is responsible for, among other matters:

•	establishing and periodically reviewing the Company’s compensation programs;

•	administering the Company’s equity compensation plan;

•

reviewing the performance of directors, officers and employees of the Company who are eligible for awards and benefits under any plan or program and adjust compensation arrangements as appropriate based on performance;

•	reviewing and monitoring management development and succession plans and activities;

•

from time to time when necessary, reviewing with the Chief Executive Officer the latter’s proposed succession plan for each executive officer and the Chief Executive Officer’s evaluation of each such executive officer;

•	in case of unexpected unavailability, reviewing with the Board the Company’s succession plan for the Chief Executive Officer and other executive officers, including plans for emergency succession;

•

retaining, setting compensation and retention terms for, and terminating any consultants, legal counsel or other advisors that the Compensation Committee determines to employ to assist it in the performance of its duties; and

•	preparing any Compensation Committee report included in our annual proxy statement.

D. Employees

Our manager employs and provides us with the services of our Chief Executive Officer and Chief Financial Officer, our Internal Auditor and our Technical Manager. In each case, their services are provided under the management agreement with Stealth Maritime. Stealth Maritime compensates each of these individuals for their services and we, in turn, reimburse Stealth Maritime for their compensation.

As of December 31, 2025, 487 officers and crew members served on board the fully owned vessels in our fleet. However, these officers and crew are not directly employed by the Company.

E. Share Ownership

The shares of common stock beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in “Item 7. Major Shareholders and Related Party Transactions” below.

Equity Compensation Plan

We have an equity compensation plan, the 2024 Equity Compensation Plan, which was adopted in April 2024 and is administered by our Board of Directors which can make awards totaling in aggregate up to 10% of the number of shares of common stock outstanding at the time any award is granted. Officers, directors and employees (including any prospective officer or employee) of the Company and its subsidiaries and affiliates and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) the Company and its subsidiaries and affiliates will be eligible to receive awards under the equity incentive plan. Awards may be made under the expected equity compensation plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares. The 2024 Equity Compensation Plan replaced the 2015 Equity Compensation Plan, under which we will not grant any additional shares. Awards with respect to an aggregate of 1,195,300 shares of our common stock (including stock options) have been granted under the 2024 Plan, and awards with respect to an aggregate of 3,621,612 shares of our common stock (including stock options) were granted under the 2015 Plan from its adoption in 2015. Under Nasdaq rules, we may, consistent with Marshall Islands law, adopt new equity compensation plans without the approval of stockholders.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding shares of common stock as of April 1, 2026 by:

•	each person or entity that we know beneficially owns 5% or more of our shares of common stock;

•	our Chief Executive Officer and our other members of senior management;

•	each of our directors; and

•	all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has or shares voting power and/or dispositive power with respect to securities is treated as a beneficial owner of those securities. It does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of April 1, 2026 are considered as beneficially owned by the person holding such options, warrants or rights. Each shareholder is entitled to one vote for each share held. The applicable percentage of ownership for each shareholder is based on 37,185,686 shares of common stock outstanding as of April 1, 2026. Information for certain holders is based on their latest filings with the Securities and Exchange Commission or information delivered to us.

	Shares of Common Stock Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Flawless Management Inc.(1)	7,105,453	19.1%
Glendon Capital Management L.P.(2)	4,842,982	13.0%
TowerView LLC(3)	2,702,500	7.3%
Barclays PLC(4)	2,151,912	5.8%
Executive Officers and Directors
Harry N. Vafias(1)(5)	12,412,713	33.0%
Michael G. Jolliffe(6)	67,000	*
Markos Drakos(7)	66,714	*
John Kostoyannis(8)	47,796	*
All executive officers and directors as a group (four persons)	12,594,223	33.5%

*	Less than 1%.
(1)

According to Amendment No. 9 to Schedule 13D jointly filed with the SEC on February 25, 2026 by Flawless Management Inc., Arethusa Properties Ltd. and Harry N. Vafias, Harry N. Vafias has sole voting power and sole dispositive power with respect to all such shares owned by Flawless Management Inc. and Harry N. Vafias, and 586,020 shares beneficially owned by Arethusa Properties Ltd. and Harry N. Vafias.

(2)

According to Amendment No. 2 to Schedule 13G jointly filed by and on behalf of each of Glendon Capital Management L.P. on November 12, 2025, Brian Berman and Glendon Opportunities Fund, L.P. According to this filing, (a) pursuant to investment discretion delegated to him by Glendon Capital Management L.P.’s investment committee, Mr. Berman is deemed to have the power to vote and dispose of these shares and (b) Glendon Opportunities Fund, L.P. has beneficial ownership of 4,739,902 of these shares.

(3)	According to a Schedule 13D/A filed by TowerView LLC and Daniel R. Tisch on December 9, 2024.
(4)	According to a Schedule 13G filed by Barclays PLC on August 12, 2025.
(5)

Includes 390,000 shares issuable upon exercise of vested stock options, of which 50,000 are exercisable at a price of $6.89, 290,000 are exercisable at a price of $6.43 and 50,000 are exercisable at a price of $6.01, and 50,000 shares issuable upon exercise of stock options at a price of $6.01 per share scheduled to vest within 60 days of April 1, 2026.

(6)

Includes 10,000 shares issuable upon exercise of vested stock options, 5,000 of which are exercisable at a price of $6.81 per share and 5,000 of which are exercisable at a price of $6.01 per share, and 5,000 shares issuable upon exercise of stock options at a price of $6.01 per share scheduled to vest within 60 days of April 1, 2026.

(7)

Includes 4,500 shares issuable upon exercise of vested stock options, 2,000 of which are exercisable at a price of $6.81 per share and 2,500 of which are exercisable at a price of $6.01 per share, and 2,500 shares issuable upon exercise of stock options at a price of $6.01 per share scheduled to vest within 60 days of April 1, 2026.
(8)

Includes 3,500 shares issuable upon exercise of vested stock options, 1,000 of which are exercisable at a price of $6.81 per share and 2,500 of which are exercisable at a price of $6.01 per share, and 2,500 shares issuable upon exercise of stock options at a price of $6.01 per share scheduled to vest within 60 days of April 1, 2026.

We effected a registered public offering of our common stock and our common stock began trading on the Nasdaq Stock Market in October 2005. Our majority stockholders have the same voting rights as our other shareholders. As of April 1, 2026, we had approximately 37 shareholders of record. One of the stockholders of record was located in the United States and held in the aggregate 25,877,415 shares of common stock representing approximately 69.0% of our outstanding shares of common stock. This was CEDEFAST, which, as nominee for The Depository Trust Company, is the record holder of 25,877,415 shares of common stock. Accordingly, we believe that the shares held by CEDEFAST include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States. We are not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

B. Related Party Transactions

Pursuant to our Audit Committee Charter, our Audit Committee is responsible for establishing procedures for the approval of all related party transactions involving executive officers and directors, which procedures require the audit committee to approve any such transaction. Our Code of Business Conduct and Ethics requires our Audit Committee to review and approve any “related party” transaction as defined in Item 7.B of Form 20-F before it is consummated.

Management Affiliations

Harry Vafias, our president, Chief Executive Officer and one of our directors, is an officer, director and the sole shareholder of Flawless Management Inc., our largest stockholder. He is also the son of the principal and founder of Brave Maritime, an affiliate of Stealth Maritime, which is our management company. Stealth Maritime may subcontract the technical management of some of our LPG carriers to Brave Maritime the fees for which technical management services are paid by Stealth Maritime out of the fees we pay to it as described below. None of our vessels is currently subcontracted to Brave Maritime.

Management and Other Fees

We have a management agreement with Stealth Maritime, pursuant to which Stealth Maritime provides us with technical, administrative, commercial and certain other services. In relation to the technical services, Stealth Maritime is responsible for arranging for the crewing of the vessels, the day to day operations, inspections and vetting, supplies, maintenance, repairs, bunkering dry-docking and insurance. Administrative functions include but are not limited to accounting, back-office, reporting, legal and secretarial services. In addition, Stealth Maritime provides services for the chartering of our vessels and monitoring thereof, freight collection, and sale and purchase. In providing most of these services, Stealth Maritime pays third parties and receives reimbursement from us. Under the management agreement Stealth Maritime may subcontract certain of its obligations.

Beginning in 2018, Stealth Maritime also provides crew management services to certain of our vessels. These services have been subcontracted by Stealth Maritime to an affiliated ship-management company, Hellenic Manning Overseas Inc. (formerly known as Navis Maritime Services Inc.), which is 25% owned by an affiliate of Stealth Maritime. The Company pays to Stealth Maritime a fixed monthly fee of $2,500 per vessel for these crew management services, all of which fees are passed on to Hellenic Manning Overseas Inc. For the years ended December 31, 2025, 2024 and 2023, these crew management fees amounted to $0.8 million in each year, respectively. As of April 1, 2026, 28 vessels (including our JV Vessel) were being manned by Hellenic Manning Overseas Inc.

In the years ended December 31, 2025, 2024 and 2023, we paid Stealth Maritime a fixed management fee of $440 per vessel operating under a voyage or time charter per day, pro-rated for the calendar days we own the vessels. We paid a fixed fee of $125 per vessel per day for each of our vessels operating on bareboat charter. These fixed daily fees are based on the management agreement with Stealth Maritime and have not changed since 2007. For two LPG vessels which are currently under a time charter contract and some services are currently provided by third party management, we pay a fixed daily management fee of $280 to Stealth Maritime. Management fees for the years ended December 31, 2025, 2024 and 2023 were $4.4 million, $4.3 million and $4.5 million, respectively. In addition, our manager arranges for supervision onboard the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve-month period we are charged $500 for each additional day. In the years ended December 31, 2025, 2024 and 2023, we paid $0.14 million, $0.12 million and $0.11 million, respectively, related to onboard supervision. We pay our manager, Stealth Maritime, a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. For the years ended December 31, 2025, 2024 and 2023, total brokerage commissions of 1.25% amounted to $2.1 million, $2.1 million and $1.8 million, respectively, and were included in our consolidated statements of operations under “Voyage expenses-related party.” Stealth Maritime also receives a fee equal to 1% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. For the years ended December 31, 2025, 2024 and 2023, the amounts of $0.3 million, $1.2 million and nil, respectively, were capitalized to the cost of the vessels in respect of the 1% purchase fee.

Annually, the Board reviews the management fees charged by Stealth Maritime as compared to the fees charged by the management companies of our publicly-listed peers. We believe the rates reflected are among the lowest of publicly-listed companies.

For the years ended December 31, 2025, 2024 and 2023, the amounts of $0.3 million, $0.4 million and $0.7 million, respectively, were recognized as commission expenses relating to the sale of vessels and are included in our consolidated statements of operations under the caption “Net gain on sale of vessels”. For the years ended December 31, 2025, 2024 and 2023, commission expenses relating to vessels held for sale of $0.1 million, $0.4 million and $0.4 million, respectively, are included in the consolidated statements of operation under the caption “Impairment Loss”. We also reimburse Stealth Maritime for its payment for executive services related to our Chief Executive Officer and Chief Financial Officer, Internal Auditor and Technical Manager. During the years ended December 31, 2025, 2024 and 2023, such compensation was in the aggregate amount of $1.0 million, $0.9 million and $1.0 million, respectively.

Additional vessels that we may acquire in the future may be managed by Stealth Maritime or other unaffiliated management companies. The initial term of our management agreement with Stealth Maritime expired in June 2010 but is extended on a year-to-year basis thereafter unless six-month written notice is provided prior to the expiration of the term. Such notice has not been given by either party. The current account balance with the manager at December 31, 2025 and at December 31, 2024 was a liability of $1.0 million and a liability of $0.4 million, respectively. The liability represents payments made by Stealth Maritime on behalf of the ship-owning companies. Furthermore, the current account balance with the entity that we own 50.1% equity interests, pursuant to a joint venture agreement with a financial investor, amounted to nil as of December 31, 2025 and 2024, respectively, mainly representing revenues collected by us on behalf of these entities.

On April 1, 2020, we entered into an agreement with Brave Maritime for the supervision of the construction of the 11,000 cbm LPG vessel under construction, for a fixed fee of Euro 390,000. We had also entered into an agreement with Brave Maritime for the supervision of the construction of the three 40,000 cbm newbuilding vessels, one of which was delivered in December 2023 to one of our JVs and two of which were delivered to us in January 2024, for a fixed fee of $550,000 per vessel.

For the years ended December 31, 2025, 2024 and 2023, the supervision fees amounted to nil, $1.1 million and nil, respectively, and were capitalized to the cost of the respective vessels.

Right of First Refusal

As long as Stealth Maritime (or an entity with respect to which Harry N. Vafias is an executive officer, director or shareholder) is our fleet manager or Harry N. Vafias, is an executive officer or director of the Company, Stealth Maritime has granted us a right of first refusal to acquire any LPG carrier, which Stealth Maritime may acquire in the future. Stealth Maritime has also agreed that it will not charter-in any LPG carrier without first offering the opportunity to charter-in such vessel to us. Our President and Chief Executive Officer Harry N. Vafias has granted us an equivalent right with respect to any entity that he is an executive officer, director or principal shareholder of, so long as he is an executive officer or director of us. This right of first refusal does not prohibit Stealth Maritime or an entity controlled by Mr. Vafias from managing vessels owned by unaffiliated third parties in competition with us, nor does it cover other sectors of the shipping industry, including product carriers or crude oil tankers.

Office Space

We lease office space from Stealth Maritime. In the years ended December 31, 2025, 2024 and 2023, we made lease payments of $137,991, $103,445 and $104,167, respectively. The lease rate for 2026 is €120,000 per year as per renewed contract.

Vessel Acquisitions

In July 2022, we entered into an agreement with companies affiliated with members of the Vafias family for the acquisition of two 40,000 cbm newbuilding Medium Gas Carriers for $117 million. Each of the vessels were constructed in Korea and delivered to us in January 2024. In November 2024, we acquired the Gas Defiance from the joint venture entity in which we already owned 50.1% for $9.5 million. In June 2025, we acquired the remaining interests in the entities owning the Eco Lucidity and Gas Haralambos of which we already owned 50.1%, for $8.0 million net of cash acquired.

JV Loan Guarantees

We have guaranteed to the respective lenders the performance of two loan agreements entered into by three entities over which we have joint control and we account them for under the equity method. The outstanding loan balance of $6.3 million under one of these loan agreements entered into by two entities was repaid in November 2024. With regards to the guarantee provided for the loan agreement entered into by one of these entities, in June 2023, the loan was completely repaid and was replaced by a new loan agreement in October 2023 related to the delivery of the Eco Sorcerer, whereby we guarantee 51% of the outstanding loan balances of this entity and the joint venture party owning 49% equity interest in this entity has provided a guarantee amounting to 49% of the outstanding loan balances of this entity. This is the only outstanding loan as of April 1, 2026. Total outstanding loan balances of these entities as of December 31, 2025, 2024 and 2023 amounted to $23.6 million, $34.4 million and $34.0 million, respectively.

C. Interest of Experts and Counsel

Not applicable.

Item 8.	Financial Information

See “Item 18. Financial Statements” below.

Significant Changes. Other than as described in Note 18 “Subsequent Events” to our consolidated financial statements included in this Annual Report, no significant change has occurred since the date of such consolidated financial statements.

Legal Proceedings. To our knowledge we are not currently a party to any material lawsuit that, if adversely determined, would have a material effect on our financial position, results of operations or liquidity. From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings which may have, or have had a material effect on our financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position, results of operations or liquidity.

Please refer to Note 16 “Commitments and Contingencies” to our audited consolidated financial statements included elsewhere in this report.

Dividend Policy. We have not paid a dividend since March 2009. In the first quarter of 2009, our Board of Directors determined to suspend the payment of cash dividends as a result of weak market conditions in the international shipping industry and to preserve the Company’s liquid cash resources. Our board of directors will evaluate our dividend policy consistent with our cash flows and liquidity requirements.

Declaration and payment of any dividend is subject to the discretion of our Board of Directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, restrictions in any loan agreements or other financing arrangements, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and other factors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment thereof. See “Item 3. Key Information-Risk Factors-Risks Related To Our Common Stock—We may not pay dividends on our common stock”.

Item 9.	The Offer and Listing

Trading on the Nasdaq Stock Market

Following our initial public offering in the United States in October 2005, our shares of common stock were quoted on the Nasdaq National Market, and are now listed on the Nasdaq Global Select Market, under the symbol “GASS”.

Item 10.	Additional Information

A. Share Capital

Under our articles of incorporation, our authorized capital stock consists of 5,000,000 shares of preferred stock, $0.01 par value per share, none of which is issued or outstanding and 100,000,000 shares of common stock, $0.01 par value per share, of which 37,185,686 shares were issued and outstanding and fully paid as of December 31, 2025, and 37,516,686 shares were issued and outstanding and fully paid as of April 1, 2026. All of our shares of stock are in registered form.

Common Stock

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our Board of Directors out of funds legally available for dividends. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. All outstanding shares of common stock are, and the shares to be sold in this offering when issued and paid for will be, fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future.

Blank Check Preferred Stock

Under the terms of our articles of incorporation, our Board of Directors has authority, without any further vote or action by our stockholders, to issue up to 5,000,000 shares of blank check preferred stock. Our Board of Directors could issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Dividends

We have not paid a dividend since March 2009. In the first quarter of 2009, our Board of Directors determined to suspend the payment of cash dividends as a result of weak market conditions in the international shipping industry and to preserve the Company’s liquid cash resources. Our board of directors will evaluate our dividend policy consistent with our cash flows and liquidity requirements.

Declaration and payment of any dividend is subject to the discretion of our Board of Directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, restrictions in our loan agreements, or other financing arrangements, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and other factors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment thereof.

Under the terms of our previous credit facilities, we were generally permitted to declare or pay cash dividends in any twelve-month period as long as the amount of the dividends and share repurchases did not exceed 50% of the Company’s free cash flow (as defined in our credit agreements) and provided we were not in default under the other covenants contained in these credit facilities, or under some of our previous credit facilities to declare or pay cash dividends as long as we are not in default under the other covenants contained in these credit facilities. See “Item 3. Key Information-Risk Factors-Risks Related To Our Common Stock—We may not pay dividends on our common stock”.

B. Articles of Incorporation and Bylaws

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act, or BCA. Our articles of incorporation and bylaws do not impose any limitations on the ownership rights of our stockholders.

Under our bylaws, annual stockholder meetings will be held at a time and place selected by our Board of Directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called by the Board of Directors. Our Board of Directors may set a record date between 15 and 60 days before the date of any meeting to determine the stockholders that will be eligible to receive notice and vote at the meeting.

Directors. Our directors are elected by a plurality of the votes cast at a meeting of the stockholders by the holders of shares entitled to vote in the election. There is no provision for cumulative voting.

The Board of Directors may change the number of directors by a vote of a majority of the entire board. Each director shall be elected to serve until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. The Board of Directors has the authority to fix the amounts which shall be payable to the members of our Board of Directors for attendance at any meeting or for services rendered to us.

Dissenters’ Rights of Appraisal and Payment. Under the BCA, our stockholders have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. However, the right of a dissenting stockholder under the BCA to receive payment of the fair value of his shares is not available for the shares of any class or series of stock, which shares or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of the stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders. The right of a dissenting stockholder to receive payment of the fair value of his or her shares shall not be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation. In the event of any further amendment of our articles of incorporation, a stockholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting stockholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the circuit court in the judicial circuit in the Marshall Islands in which our Marshall Islands office is situated. The value of the shares of the dissenting stockholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

Stockholders’ Derivative Actions. Under the BCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Anti-takeover Provisions of our Charter Documents. Several provisions of our articles of incorporation and bylaws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a stockholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank Check Preferred Stock. Under the terms of our articles of incorporation, our Board of Directors has authority, without any further vote or action by our stockholders, to issue up to 5,000,000 shares of blank check preferred stock. Our Board of Directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified Board of Directors. Our articles of incorporation provide for a Board of Directors serving staggered, three-year terms. Approximately one-third of our Board of Directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay stockholders who do not agree with the policies of the Board of Directors from removing a majority of the Board of Directors for two years.

Election and Removal of Directors. Our articles of incorporation and bylaws prohibit cumulative voting in the election of directors. Our bylaws require parties other than the Board of Directors to give advance written notice of nominations for the election of directors. Our bylaws also provide that our directors may be removed only for cause and only upon the affirmative vote of the holders of at least 80% of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Calling of Special Meetings of Stockholders. Our bylaws provide that special meetings of our stockholders may be called only by resolution of our Board of Directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the previous year’s annual meeting. If, however, the date of our annual meeting is more than 30 days before or 60 days after the first anniversary date of the previous year’s annual meeting, a stockholder’s notice must be received at our principal executive offices by the later of (i) the close of business on the 90th day prior to the annual meeting date or (ii) the close of business on the tenth day following the date on which such annual meeting date is first publicly announced or disclosed by us. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Business Combinations. Our articles of incorporation prohibit us from engaging in a “business combination” with certain persons for three years following the date the person becomes an interested stockholder. Interested stockholders generally include:

•	persons who are the beneficial owners of 15% or more of the outstanding voting stock of the corporation; and

•

persons who are affiliates or associates of the corporation and who hold 15% or more of the corporation’s outstanding voting stock at any time within three years before the date on which the person’s status as an interested stockholder is determined.

Subject to certain exceptions, a business combination includes, among other things:

•	certain mergers or consolidations of the corporation or any direct or indirect majority-owned subsidiary of the company;

•

the sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets having an aggregate market value equal to 10% or more of either the aggregate market value of all assets of the corporation, determined on a consolidated basis, or the aggregate value of all the outstanding stock of the corporation;

•	certain transactions that result in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation that is owned directly or indirectly by the interested stockholder; and

•	any receipt by the interested stockholder of the benefit (except as a stockholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

These provisions of our articles of incorporation do not apply to a business combination if:

•	before a person becomes an interested stockholder, the board of directors of the corporation approves the business combination or transaction in which the stockholder became an interested stockholder;

•

upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than certain excluded shares;

•

following a transaction in which the person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation and (b) authorized at a regular or special meeting of stockholders, and not by written consent, by the vote of the holders of at least two-thirds of the voting stock of the corporation not owned by the stockholder; or

•	a transaction with a stockholder that was or became an interested stockholder prior to the consummation of our initial public offering.

C. Material Contracts

We refer to “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions” for a discussion of our material agreements outside the ordinary course of our business to which we are a party.

Other than the agreements discussed in the aforementioned section of this annual report, we have no material contracts, other than contracts entered into in the ordinary course of business, to which we or any member of the group is a party.

D. Exchange Controls and Other Limitations Affecting Stockholders

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

We are not aware of any limitations on the rights to own our common stock, including rights of non-resident or foreign stockholders to hold or exercise voting rights on our common stock, imposed by foreign law or by our articles of incorporation or bylaws.

E. Tax Considerations

Marshall Islands Tax Consequences

We are incorporated in the Marshall Islands. Because we and our subsidiaries do not, and we do not expect that we and our subsidiaries will, conduct business or operations in the Republic of The Marshall Islands, under current Marshall Islands law we are not subject to tax on income or capital gains and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our stockholders so long as such stockholders do not reside in, maintain offices in, or engage in business in the Republic of The Marshall Islands. In addition, holders of shares of our common stock will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of shares of our common stock and will not be required by the Republic of The Marshall Islands to file a tax return relating to such common stock.

United States Federal Income Tax Consequences

Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States. We have no current intention of maintaining such an office. References in this discussion to “we” and “us” are to StealthGas Inc. and its subsidiaries on a consolidated basis, unless the context otherwise requires.

This section does not purport to be a comprehensive description of all of the tax considerations that may be relevant to us or each investor. This section does not address all aspects of U.S. federal income taxation that may be relevant to any particular investor based on such investor’s individual circumstances. In particular, this section considers only investors that will own common stock as capital assets and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to investors that are subject to special treatment, including broker-dealers, insurance companies, taxpayers who have elected mark-to-market accounting, tax-exempt organizations, regulated investment companies, real estate investment trusts, financial institutions or “financial services entities”, taxpayers who hold common shares as part of a straddle, hedge, conversion transaction or other integrated transaction, taxpayers required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an “applicable financial statement”, taxpayers that own 10% or more, directly or constructively, of the common shares, certain expatriates or former long-term residents of the United States, taxpayers that are subject to the “base erosion and anti-avoidance” tax”, and United States Holders (as defined herein) whose functional currency is not the U.S. dollar. We have not sought, nor do we intend to seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court.

The following does not address any aspect of U.S. federal gift or estate tax laws, or state or local tax laws. Additionally, the section does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our common stock through such entities. Shareholders should consult their tax advisors regarding the specific tax consequences to them of the acquisition, holding or disposition of our common shares, in light of their particular circumstances.

United States Federal Income Taxation of Our Company

Taxation of Operating Income: In General

Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as “United States-source shipping income.”

Shipping income attributable to transportation that both begins and ends in the United States is generally considered to be 100% from sources within the United States. We do not expect to engage in transportation that produces income which is considered to be 100% from sources within the United States.

Shipping income attributable to transportation exclusively between non-United States ports is generally considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

In the absence of exemption from tax under Section 883, our gross United States-source shipping income, unless determined to be effectively connected with the conduct of a United States trade or business, as described below, would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code, an entity, such as us and our vessel-owning subsidiaries, that is treated for United States federal income tax purposes as a non-United States on-United States corporation will be exempt from United States federal income taxation on its United States-source shipping income if:

(i) the entity is organized in a country other than the United States (an “equivalent exemption jurisdiction”) that grants an exemption to corporations organized in the United States that is equivalent to that provided for in Section 883 of the Code (an “equivalent exemption”); and

(ii) either (A) for more than half of the days in the relevant tax year more than 50% of the value of the entity’s stock is owned, directly or under applicable constructive ownership rules, by individuals who are residents of equivalent exemption jurisdictions or certain other qualified shareholders (the “50% Ownership Test”) and certain ownership certification requirements are complied with or (B) for the relevant tax year the entity’s stock is “primarily and regularly traded on an established securities market” in an equivalent exemption jurisdiction or the United States (the “Publicly-Traded Test”).

We believe, based on Revenue Ruling 2008-17, 2008-12 IRB 626, and the exchanges of notes referred to therein, that each of Liberia and the Marshall Islands, the jurisdictions in which we and our vessel-owning subsidiaries are organized, is an equivalent exemption jurisdiction with respect to income from bareboat and time or voyage charters. Under the rules described in the preceding paragraph, our wholly-owned vessel-owning subsidiaries that are directly or indirectly wholly-owned by us throughout a taxable year will be entitled to the benefits of Section 883 for such taxable year if we satisfy the 50% Ownership Test or the Publicly-Traded Test for such year. Due to the widely-held ownership of our stock, it may be difficult for us to satisfy the 50% Ownership Test. Our ability to satisfy the Publicly-Traded Test is discussed below.

The Section 883 regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a particular country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common stock, which is the sole class of our issued and outstanding stock, is “primarily traded” on the Nasdaq Global Select Market.

Under the regulations, our common stock will be considered to be “regularly traded” on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market. We refer to this as the listing threshold. Since our common stock is our sole outstanding class of stock and is listed on the Nasdaq Global Select Market, we will satisfy the listing requirement.

It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we will satisfy the trading frequency and trading volume tests. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as we believe to be the case with our common stock, such class of stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of our stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of such class of our outstanding shares of the stock is owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of our outstanding stock, which we refer to as the “5% Override Rule.”

For purposes of being able to determine the persons who own 5% or more of our stock, or “5% Stockholders,” the regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the United States Securities and Exchange Commission, or the “SEC,” as having a 5% or more beneficial interest in our common stock. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes. Our shares of common stock have in the past and may in the future also be, owned, actually or under applicable attribution rules, such that 5% Stockholders own, in the aggregate, 50% or more of our common stock. In such circumstances, we will be subject to the 5% Override Rule unless we can establish that among the shares included in the closely-held block of our shares of common stock are a sufficient number of shares of common stock that are owned or treated as owned by “qualified share-holders” that the shares of common stock included in such block that are not so treated could not constitute 50% or more of the shares of our common stock for more than half the number of days during the taxable year. In order to establish this, such qualified share-holders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified share-holders. For these purposes, a “qualified share-holder” includes (i) an individual that owns or is treated as owning shares of our common stock and is a resident of a jurisdiction that provides an exemption that is equivalent to that provided by Section 883 of the Code and (ii) certain other persons. There can be no assurance that we will not be subject to the 5% Override Rule.

Our Chief Executive Officer, who is treated under applicable ownership attribution rules as owning approximately 33.0% of our shares of common stock as of April 1, 2026, has entered into an agreement with us regarding his compliance, and the compliance by certain entities that he controls and through which he owns our shares, with the certification requirements designed to substantiate status as qualified stockholders. In certain circumstances, his compliance and the compliance of such entities he controls with the terms of that agreement may enable us and our subsidiaries to qualify for the benefits of Section 883 even where persons each of whom owns, either directly or under applicable attribution rules, 5% or more of our shares own, in the aggregate, more than 50% of our outstanding shares. There can be no assurance, however, that his compliance and the compliance of such entities he controls with the terms of that agreement will enable us or our subsidiaries to qualify for the benefits of Section 883.

There can be no assurance that we or any of our subsidiaries will qualify for the benefits of Section 883 for any year.

To the extent the benefits of Section 883 are unavailable, our United States-source shipping income and that at our subsidiaries, to the extent not considered to be “effectively connected” with the conduct of a United States trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, we expect that no more than 50% of our shipping income and that of our subsidiaries would be treated as being derived from United States-sources, we expect that the maximum effective rate of United States federal income tax on such gross shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 exemption are unavailable and our United States-source shipping income or that of our subsidiaries is considered to be “effectively connected” with the conduct of a United States trade or business, as described below, any such “effectively connected” United States-source shipping income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at rates of up to 21%. In addition, we or our subsidiaries may be subject to the 30% “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of a United States trade or business by us or our subsidiaries.

Our United States-source shipping income and that of our subsidiaries, other than leasing income, will be considered “effectively connected” with the conduct of a United States trade or business only if:

•	we or our subsidiaries have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•

substantially all (at least 90%) of our United States-source shipping income, other than leasing income or that of a subsidiary, is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not intend to have, or permit circumstances that would result in having, any vessel operating to the United States on a regularly scheduled basis.

Our United States-source shipping income from leasing or that of our subsidiaries will be considered “effectively connected” with the conduct of a United States trade or business only if:

•	we or our subsidiaries have, or are considered to have, a fixed place of business in the United States that is involved in the production of such leasing income; and

•	substantially all (at least 90%) of our United States-source shipping income from leasing or that of a subsidiary is attributable to such fixed place of business.

For these purposes, leasing income is treated as attributable to a fixed place of business where such place of business is a material factor in the realization of such income and such income is realized in the ordinary course of business carried on through such fixed place of business. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our United States-source shipping income or that of our subsidiaries is “effectively connected” with the conduct of a United States trade or business.

United States Taxation of Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel will be so structured that it will be considered to occur outside of the United States.

United States Federal Income Taxation of United States Holders

As used herein, the term “United States Holder” means a beneficial owner of common stock that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

This discussion applies only to beneficial owners of common stock that own the common stock as “capital assets” (generally, for investment purposes) and does not comment on all aspects of U.S. federal income taxation that may be important to certain shareholders in light of their particular circumstances, such as shareholders subject to special tax rules (e.g., financial institutions, regulated investment companies, real estate investment trusts, insurance companies, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, broker-dealers, tax-exempt organizations, partnerships or other pass-through entities and their investors or former citizens or long-term residents of the United States) or shareholders that will hold common stock as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, all of whom may be subject to U.S. federal income tax rules that differ significantly from those summarized below.

If a partnership (or an entity treated as a partnership for United States federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a United States Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the United States Holder’s tax basis in his common stock on a dollar for dollar basis and thereafter as capital gain. Because we are not a United States corporation, United States Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as passive category income or, in the case of certain types of United States Holders, general category income for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common stock to a United States Holder who is an individual, trust or estate (a “United States Individual Holder”) should be treated as “qualified dividend income” that is taxable to such United States Individual Holders at preferential tax rates provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the Nasdaq Global Select Market); (2) we are not a passive foreign investment company, or PFIC, for the taxable year during which the dividend is paid or the immediately preceding taxable year see the discussion under the heading “PFIC Status and Significant Tax Consequences” below for a discussion of our potential qualification as a PFIC; and (3) the United States Individual Holder owns the common stock (and has not been protected from risk of loss) for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. Special rules may apply to any “extraordinary dividend”. Generally, an extraordinary dividend is a dividend in an amount which is equal to or in excess of ten percent of a stockholder’s adjusted basis (or fair market value in certain circumstances) in a share of common stock paid by us. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a United States Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a United States Individual Holder. Any dividends paid by us which are not eligible for these preferential rates will be taxed to a United States Individual Holder at the standard ordinary income rates. Legislation has been proposed which, if enacted into law in its present form, would likely preclude, prospectively from the date of enactment, our dividends from being treated as “qualified dividend income” eligible for the preferential tax rates described above.

Sale, Exchange or other Disposition of Common Stock

Assuming we do not constitute a PFIC for any taxable year, a United States Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the United States Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States-source income or loss, as applicable, for United States foreign tax credit purposes. A United States Holder’s ability to deduct capital losses is subject to certain limitations.

PFIC Status and Significant Tax Consequences

Special United States federal income tax rules apply to a United States Holder that holds stock in a foreign corporation classified as a PFIC for United States federal income tax purposes. In general, we will be treated as a PFIC with respect to a United States Holder if, for any taxable year in which such holder held our common stock, either:

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25 percent of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services will not constitute passive income. By contrast, rental income will generally constitute “passive income” unless we are treated under specific rules as deriving our rental income in the active conduct of a trade or business.

We may hold, directly or indirectly, interests in other entities that are PFICs (“Subsidiary PFICs”). If we are a PFIC, each United States Holder will be treated as owning its pro rata share by value of the stock of any such Subsidiary PFICs.

In connection with determining our PFIC status we treat and intend to continue to treat the gross income that we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. We believe that our income from time chartering activities does not constitute “passive income” and that the assets that we own and operate in connection with the production of that income do not constitute assets held for the production of passive income. We treat and intend to continue to treat, for purposes of the PFIC rules, the income that we derive from bareboat charters as passive income and the assets giving rise to such income as assets held for the production of passive income. We believe there is substantial authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. There is, however, no legal authority specifically under the PFIC rules regarding our current and proposed method of operation and it is possible that the Internal Revenue Service, or IRS, may not accept our positions and that a court may uphold such challenge, in which case we and certain of our subsidiaries could be treated as PFICs. In this regard we note that a federal court decision, Tidewater Inc. and Subsidiaries v. United States, 565 F.3d 299 (5th Cir. 2009), held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of the “foreign sales corporation” rules under the Code. The IRS has stated that it disagrees with and will not acquiesce to the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. However, the IRS’s statement with respect to the Tidewater decision was an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would agree with the Tidewater decision. In addition, in making the determination as to whether we are a PFIC, we intend to treat the deposits that we make on our newbuilding contracts and that are with respect to vessels we do not expect to bareboat charter as assets which are not held for the production of passive income for purposes of determining whether we are a PFIC. We note that there is no direct authority on this point and it is possible that the IRS may disagree with our position. However, if the principles of the Tidewater decision were applicable to our time charters, or our new build deposits were treated as assets producing passive income, we would likely be treated as a PFIC. Moreover, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC, we cannot assure you that the nature of our assets, income and operations will not change, or that we can avoid being treated as a PFIC for any taxable year.

We do not believe that we were a PFIC for 2025. This belief is based in part upon our beliefs regarding the value of the assets that we hold for the production of or in connection with the production of passive income relative to the value of our other assets. Should these beliefs turn out to be incorrect, then we and certain of our subsidiaries could be treated as PFICs for 2025. There can be no assurance that the IRS or a court will not determine values for our assets that would cause us to be treated as a PFIC for 2025 or a subsequent year. In addition, although we do not believe that we were a PFIC for 2025, we may choose to operate our business in the current or in future taxable years in a manner that could cause us to become a PFIC for those years. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, and depends upon our assets, income and operations in that taxable year, there can be no assurance that we will not be considered a PFIC for 2025 or any future taxable year.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a United States Holder would be subject to different taxation rules depending on whether the United States Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a United States Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below. Regardless of whether a United States Holder makes a QEF election or a mark-to-market election, if we were to be treated as a PFIC for any taxable year ending on or after December 31, 2025, the United States Holder generally would be required to file an IRS Form 8621 reporting his ownership of shares in a PFIC. We may elect to provide such information on our website.

Taxation of United States Holders Making a Timely QEF Election

If a United States Holder makes a timely QEF election, which United States Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for United States federal income tax purposes his pro-rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. Generally, a QEF election should be made on or before the due date for filing the electing United States Holder’s U.S. federal income tax return for the first taxable year in which our common stock is held by such United States Holder and we are classified as a PFIC. The Electing Holder’s adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A United States Holder would make a QEF election with respect to any year that our company and any PFIC Subsidiary is a PFIC by filing one copy of IRS Form 8621 with his United States federal income tax return and a second copy in accordance with the instructions to such form. If we were aware that we were to be treated as a PFIC for any taxable year, we would provide each United States Holder with all necessary information in order to make the QEF election described above with respect to our common stock and the stock of any Subsidiary PFIC.

Taxation of United States Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate, our common stock is treated as “marketable stock,” a United States Holder would be allowed to make a “mark-to-market” election with respect to our common stock, provided the United States Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the United States Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder’s adjusted tax basis in the common stock. The United States Holder would also be permitted an ordinary loss in respect of the excess, if any, of the United States Holder’s adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A United States Holder’s tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the United States Holder. A mark-to-market election under the PFIC rules with respect to our common stock would not apply to a Subsidiary PFIC, and a United States Holder would not be able to make such a mark-to-market election in respect of its indirect ownership interest in that Subsidiary PFIC. Consequently, United States Holders of our common stock could be subject to the PFIC rules with respect to income of the Subsidiary PFIC, the value of which already had been taken into account indirectly via mark-to-market adjustments.

Taxation of United States Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a United States Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common stock;

•

the amount allocated to the current taxable year or to any portion of the United States Holder’s holding period prior to the first taxable year for which we were a PFIC would be taxed as ordinary income; and

•

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common stock.

Other PFIC Elections.

If a United States Holder held our stock during a period when we were treated as a PFIC but the United States Holder did not have a QEF election in effect with respect to us, then in the event that we were not treated as a PFIC for a subsequent taxable year, the United States Holder could elect to cease to be subject to the rules described above with respect to those shares by making a “deemed sale” or, in certain circumstances, a “deemed dividend” election with respect to our stock. If the United States Holder makes a deemed sale election, the United States Holder will be treated, for purposes of applying the rules described above under the heading “Taxation of United States Holders Not Making a Timely QEF or Mark-to-Market Election”, as having disposed of our stock for its fair market value on the last day of the last taxable year for which we qualified as a PFIC (the “termination date”). The United States Holder would increase his, her or its basis in such common stock by the amount of the gain on the deemed sale described in the preceding sentence. Following a deemed sale election, the United States Holder would not be treated, for purposes of the PFIC rules, as having owned the common stock during a period prior to the termination date when we qualified as a PFIC.

If we were treated as a “controlled foreign corporation” for United States federal income tax purposes for the taxable year that included the termination date, then a United States Holder could make a “deemed dividend” election with respect to our common stock. If a deemed dividend election is made, the United States Holder is required to include in income as a dividend his, her or its pro rata share (based on all of our stock held by the United States Holder, directly or under applicable attribution rules, on the termination date) of our post-1986 earnings and profits as of the close of the taxable year that includes the termination date (taking only earnings and profits accumulated in taxable years in which we were a PFIC into account). The deemed dividend described in the preceding sentence is treated as an excess distribution for purposes of the rules described above under the heading “Taxation of United States Holders Not making a Timely QEF or Mark-to-Market Election”. The United States Holder would increase his, her or its basis in our stock by the amount of the deemed dividend. Following a deemed dividend election, the United States Holder would not be treated, for purposes of the PFIC rules, as having owned the stock during a period prior to the termination date when we qualified as a PFIC. For purposes of determining whether the deemed dividend election is available, we generally will be treated as a controlled foreign corporation for a taxable year when, at any time during that year, United States persons, each of whom owns, directly or under applicable attribution rules, shares having 10% or more of the total voting power of our stock, in the aggregate own, directly or under applicable attribution rules, shares representing more than 50% of the voting power or value of our stock.

A deemed sale or deemed dividend election must be made on the United States Holder’s original or amended return for the shareholder’s taxable year that includes the termination date and, if made on an amended return, such amended return must be filed not later than the date that is three years after the due date of the original return for such taxable year. Special rules apply where a person is treated, for purposes of the PFIC rules, as indirectly owning our common stock.

United States Federal Income Taxation of “Non-United States Holders”

A beneficial owner of common stock that is not a United States Holder and is not treated as a partnership for United States federal income tax purposes is referred to herein as a “Non-United States Holder.”

Dividends on Common Stock

Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States. If the Non-United States Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income generally is taxable only if it is attributable to a permanent establishment maintained by the Non-United States Holder in the United States.

Sale, Exchange or Other Disposition of Common Stock

Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

•

the gain is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States. If the Non-United States Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain generally is taxable only if it is attributable to a permanent establishment maintained by the Non-United States Holder in the United States; or

•	the Non-United States Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-United States Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of United States Holders. In addition, in the case of a corporate Non-United States Holder, such holder’s earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to a non-corporate United States Holder will be subject to information reporting requirements and backup withholding tax if such holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-United States Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If a holder sells our common stock to or through a United States office or broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the holder certifies that it is a non-United States person, under penalties of perjury, or the holder otherwise establishes an exemption. If a holder sells our common stock through a non-United States office of a non-United States broker and the sales proceeds are paid outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a holder sells our common stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

Backup withholding tax is not an additional tax. Rather, a holder generally may obtain a refund of any amounts withheld under backup withholding rules that exceed such stockholder’s income tax liability by filing a refund claim with the Internal Revenue Service.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. You may access our public filings with the SEC without charge on this website.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Our risk management policy

Our primary market risks relate to adverse movements in freight rates for our LPG carriers and any declines that may occur in the value of our assets which are made up primarily of LPG carriers. Our policy is to also continuously monitor our exposure to other business risks, including counter party risks related to our charterers, the impact of changes in interest rates, currency rates, and bunker prices on earnings and cash flows. We assess these risks and, when appropriate, enter into derivative contracts with credit-worthy counter parties to minimize our exposure to the risks. In regard to bunker prices, as our employment policy for our vessels has continued to be and is expected to continue with a high percentage of our fleet on period employment, we are not directly exposed for the majority of our fleet to increases in bunker fuel prices as these are the responsibility of the charterer under period charter arrangements. For the remainder of the fleet operating in the spot market we do not intend to enter into bunker hedging arrangements.

Interest rate risk

We are not currently subject to market risks relating to changes in interest rates as we do not have any outstanding indebtedness or interest rate swaps as of December 31, 2025 or April 1, 2026. In the future, however, we may enter into loan agreements, including to finance the growth of our fleet, in which case we would expect to be subject to market risks relating to changes in interest rates, because we would expect the amounts advanced thereunder to have floating rate debt on which we would pay interest based on SOFR plus a margin. In order to manage our exposure to changes in interest rates due to such floating rate indebtedness we may enter into interest rate swap agreements, as we have done in the past when we had outstanding floating rate indebtedness. As of December 31, 2024, total bank indebtedness of the Company was $85.9 million, of which $19.2 million was covered by one interest rate swap agreement. In April 2025, as part of further debt repayment, we closed our last remaining swap that was due to mature in December 2025 and received compensation of $0.3 million, being the fair value of the swap at the time of closing. We have not and do not intend to enter into interest rate swaps for speculative purposes. As of December 31, 2025 and April 1, 2026, we did not have any outstanding indebtedness or interest rate swaps.

Foreign exchange rate fluctuation

We generate all of our revenues in U.S. dollars and incurred about 29.9% of our expenses in currencies other than U.S. dollars in 2025 (2024: 20.3%). For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Due to our relatively low percentage exposure of any particular currency other than our base currency, which is the U.S. dollar we believe that such currency movements will not otherwise have a material effect on us. As such, we do not hedge these exposures as the amounts involved do not make hedging economic. As of April 1, 2026 we have no payment obligations related to the building of any vessels, in U.S. dollars or any other currency.

We have not and do not intend to enter into foreign currency contracts for speculative purposes. Please read Note 2 (Significant Accounting Policies), Note 8 (Long -Term Debt) and Note 9 (Derivatives and Fair Value Disclosures) to our Financial Statements included herein, which provide additional information with respect to our derivative financial instruments and existing debt agreements.

Item 12.	Description of Securities Other than Equity Securities

Not Applicable.

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

PART II

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

a. Disclosure Controls and Procedures

StealthGas’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2025. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on the Company’s evaluation, management concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2025.

b. Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, and for the assessment of the effectiveness of internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with US GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In making its assessment of the Company’s internal control over financial reporting as of December 31, 2025, management used the criteria set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and evaluated the internal control over financial reporting.

Management concluded that, as of December 31, 2025 the Company’s internal control over financial reporting was effective. Deloitte Certified Public Accountants S.A., our independent registered public accounting firm, has audited the financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2025 which is reproduced in its entirety in Item 15(c) below.

c. Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Deloitte Certified Public Accountants S.A., an independent registered public accounting firm, as stated in their report which appears herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

of

StealthGas Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of StealthGas Inc. and subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025 of the Company and our report dated April 28, 2026 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting.” Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/S/ Deloitte Certified Public Accountants S.A.
Athens, Greece
April 28, 2026

d. Changes in Internal Control Over Financial Reporting

During the period covered by this Annual Report on Form 20-F, we have made no changes to our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

The Board has determined that Markos Drakos is an Audit Committee financial expert as defined by the U.S. Securities and Exchange Commission and meets the applicable independence requirements of the U.S. Securities and Exchange Commission and the Nasdaq Stock Market.

Item 16B.	Code of Ethics

We have adopted a Code of Business Conduct and Ethics, a copy of which is posted on our website, and may be viewed at http://www.stealthgas.com. We will also provide a paper copy free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of: Investor Relations, 331 Kifissias Avenue, Kifissia 14561 Athens, Greece. No waivers of the Code of Business Conduct and Ethics were granted to any person during the fiscal year ended December  31, 2025.

Item 16C. Principal Accountant Fees and Services

Remuneration of Deloitte Certified Public Accountants S.A. (“Deloitte”) (PCAOB ID No. 1163), an Independent Registered Public Accounting Firm, has audited our annual financial statements for fiscal years ended 2025, 2024 and 2023, acting as our independent auditor since our inception in 2004. All services provided by Deloitte were pre-approved by the Audit Committee. The chart below sets forth the total amount billed and accrued for Deloitte for services performed in 2025 and 2024 and breaks down these amounts by the category of service (in thousands):

	2025	2024
Audit fees	$305	$286
Assurance/audit related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	$305	$286

(1) Audit fees

Audit fees represent compensation for professional services rendered for (i) the audit of our financial statements included herein, (ii) the review of our quarterly financial information and (iii) services provided in connection with the issuance of consents and assistance with and review of documents filed with the SEC.

(2) Assurance / Audit Related Fees

Deloitte did not provide any services that would be classified in this category in 2025 and 2024.

(3) Tax Fees

Deloitte did not provide any tax services in 2025 and 2024.

(4) All Other Fees

Deloitte did not provide any other services that would be classified in this category in 2025 and 2024.

Non-audit services

The Audit Committee of our Board of Directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees.

Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis.

Approval for other permitted non-audit services has to be sought on an ad hoc basis.

Where no Audit Committee meeting is scheduled within an appropriate time frame, the approval is sought from the Chairman of the Audit Committee subject to confirmation at the next meeting.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On May 24, 2023, we publicly announced that our Board of Directors had authorized the repurchase of up to $15 million of shares of our common stock, and on October 26, 2023 we announced a $10 million increase to this repurchase program for a total aggregate amount of $25 million. On February 21, 2025 we announced a $5 million increase to this repurchase program for a total aggregate amount of $30 million. As of April 1, 2026, 4,254,042 shares of common stock had been repurchased for an aggregate of $21.2 million, with the average purchase price of $4.99 per share. No shares had been repurchased since April 2025.

Shares may be purchased from time to time in open market or privately negotiated transactions, which may include derivative transactions, at times and prices that are considered to be appropriate by the Company and the program may be discontinued at any time.

The below table presents information about our stock repurchases from January 1, 2025 through March 31, 2026. All such repurchases have been made on the open market within the safe harbor provisions of Regulation 10b-18 under the Exchange Act.

Period	Total Number of Shares Purchased (a)	Average Price Paid Per Share (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (c)	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (d)
January 2025	—	—	3,927,055	$5,560,619
February 2025	44,531	$5.79	3,971,586	$10,302,634
March 2025	143,163	$5.59	4,114,749	$9,501,646
April 2025	139,293	$5.23	4,254,042	$8,772,885
May 2025	—	—	4,254,042	$8,772,885
June 2025	—	—	4,254,042	$8,772,885
July 2025	—	—	4,254,042	$8,772,885
August 2025	—	—	4,254,042	$8,772,885
September 2025	—	—	4,254,042	$8,772,885
October 2025	—	—	4,254,042	$8,772,885
November 2025	—	—	4,254,042	$8,772,885
December 2025	—	—	4,254,042	$8,772,885
January 2026	—	—	4,254,042	$8,772,885
February 2026	—	—	4,254,042	$8,772,885
March 2026	—	—	4,254,042	$8,772,885

Item 16F.	Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G. Corporate Governance

Statement of Significant Differences Between our Corporate Governance Practices and Nasdaq Corporate Governance Standards

As a foreign private issuer, we are not required to comply with certain of the corporate governance practices followed by U.S. companies under the Nasdaq corporate governance standards. We, however, voluntarily comply with all applicable Nasdaq corporate governance standards other than that, while Nasdaq requires listed companies to obtain prior shareholder approval for certain issuances of authorized stock in transactions not involving a public offering, as permitted under Marshall Islands law and our articles of incorporation and bylaws, we do not need prior shareholder approval to issue shares of authorized stock, including with respect to equity compensation plans.

Item 16H.	Mine Safety Disclosures

Not Applicable

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not Applicable.

Item 16J. Insider Trading Policies.

We have adopted an insider trading policy that governs the purchase, sale, and/or other transactions of our securities by our directors, officers and employees, including employees of our manager, that is reasonably designed to promote compliance with insider trading laws, rules and regulations, and any listing standards that apply to us. A copy of our insider trading policy is filed as Exhibit 11 to this Annual Report on Form 20-F. In addition, with regard to our trading in our own securities, it is the our policy to comply with the applicable insider trading laws, rules and regulations, and any exchange listing standards when engaging in transactions in our securities.

Item 16K. Cybersecurity

Risk Management and Strategy

Our company recognizes the importance of safeguarding the security of the computer systems, software, networks, and other technology assets used in our business, both ashore and onboard our vessels.

Our manager, Stealth Maritime, has implemented processes for identifying, assessing, and mitigating cybersecurity risks and, as part of an Enterprise Risk Management, or ERM, process, our manager has implemented a cybersecurity risk management program that is informed by recognized industry standards and frameworks and incorporates elements of the same.

Our manager’s cybersecurity risk management program incorporates a number of components, including, but not limited to, information security policies and operating procedures, periodic information security risk assessments and other vulnerability analyses, and ongoing monitoring of critical risks from cybersecurity threats using automated tools.

Additionally, our manager has implemented a process to conduct cybersecurity awareness training for employees during onboarding and, thereafter, throughout the year, and conducts regular phishing simulations in an effort to raise awareness of spoofed or manipulated electronic communications and other cybersecurity threats.

Our manager maintains a Cybersecurity Incident Response Plan, which is designed to guide responses to cyber incidents, including to mitigate and contain any potential cybersecurity incidents that could affect its systems, network, or data. The Cybersecurity Incident Response Plan identifies the individuals responsible for developing, maintaining, and following procedures related to cybersecurity incident response, including escalation protocols.

As part of our manager’s cybersecurity risk management program, all processes around third-party vendor risk management are maintained, including a framework for managing third-party information security risks.

Governance

Our Board of Directors has ultimate responsibility for the oversight of cybersecurity risks and responses to cybersecurity incidents, should they arise. The Board of Directors is informed periodically regarding the status of initiatives to further reduce cybersecurity risk by our Manager’s IT function and other functions as needed.

The key individuals responsible for the overall assessment and day-to-day management of material risks from cybersecurity threats include the head of Information Technology and chief executive officer at our manager Stealth Maritime. Our manager’s current head of IT possesses over 27 years of experience with information technology and cybersecurity risk management programs.

Our manager’s chief executive officer alongside our senior management, provide quarterly reports to the Board of Directors covering cybersecurity and other information technology risks affecting us. These reports may include reviewing our manager’s current infrastructure and the status of key cybersecurity initiatives, including the status of ongoing mitigation efforts, providing insights into the latest cybersecurity threats, and discussing any recent security incidents impacting similarly-situated companies. In the event of a cybersecurity incident, we have implemented a process in which our Chief Executive Officer would report such incident to our board of directors if the incident is determined to present critical risk to us.

Although risks from cybersecurity threats have not to date materially affected us, our business strategy, results of operations or financial condition, we may, from time to time, experience threats to and security incidents related to the data and systems used in our business. See “Item 3.D. Risk Factors—Relating to Our Industry—A cyber-attack could materially disrupt our business”.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

Reference is made to the financial statements beginning on page F-1, which are incorporated herein by reference.

Item 19.	Exhibits

Number	Description

1.1	Amended and Restated Articles of Incorporation of the Company(1)

1.2	Amended and Restated Bylaws of the Company(2)

2.1	Description of Securities (6)

4.1	Amended and Restated Management Agreement between the Company and Stealth Maritime S.A., as amended(3)

4.2	Form of Right of First Refusal among the Company, Harry Vafias and Stealth Maritime S.A.(4)

4.3	StealthGas Inc.’s 2015 Equity Compensation Plan(5)

4.4	2024 Equity Compensation Plan(7)

8	Subsidiaries

11	Insider Trading Policy

12.1	Certification of the Chief Executive Officer

12.2	Certification of the Chief Financial Officer

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

97	Compensation Recovery Policy(8)

101.INS	Interactive Data File — The instance document does not appear separately because its XBRL tags are embedded within the inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

(1)	Previously filed as Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-127905) filed with the SEC and hereby incorporated by reference to such Registration Statement.
(2)	Previously filed as Exhibit 99.1 to a Report on Form 6-K filed with the SEC on December 24, 2014.
(3)	Previously filed as Exhibit 4.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on June 5, 2007.
(4)	Previously filed as Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-127905) filed with the SEC and hereby incorporated by reference to such Registration Statement.

(5)	Previously filed as Exhibit 4.4 to the Company’s Registration Statement on Form S-8 (File No. 333-207168) filed with the SEC on September 28, 2015.
(6)	Previously filed as Exhibit 2.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on April 29, 2022.
(7)	Previously filed as Exhibit 4.5 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 26, 2024.
(8)	Previously filed as Exhibit 97.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 26, 2024.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STEALTHGAS INC

By:	/s/ Harry N. Vafias
Name:	Harry N. Vafias
Title:	Chief Executive Officer

Date:	April 28, 2026

StealthGas Inc.

Consolidated Financial Statements

Index to consolidated

financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of StealthGas Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of StealthGas Inc. and subsidiaries (the “Company”) as of December 31, 2024 and 2025, the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 28, 2026, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that

(1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Vessel Impairment – Future Charter Rates used in the undiscounted future cash flows for vessels with impairment indication — Refer to Note 2 of the consolidated financial statements

Critical Audit Matter Description

The Company’s evaluation of its vessels for impairment involves an initial assessment of each vessel to determine whether events or changes in circumstances exist that may indicate that the carrying amount of the vessel is greater than its fair value and may no longer considered to be recoverable. As of December 31, 2025, 4 out of 28 vessels had an impairment indication.

If indicators of impairment exist for a vessel, the Company determines the recoverable amount by estimating the undiscounted future cash flows associated with the vessel. If the carrying value of the vessel exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value. The undiscounted cash flows incorporate various factors and significant assumptions, including estimated future charter rates. Future charter rates reflect the rates currently in effect for the duration of the vessels’ current contracted charters, and an estimated daily time charter rate for the unchartered period using the most recent nine-year historical time charter average for the vessel class. These assumptions are based on historical trends that are in line with the Company’s historical performance and expectations for the vessels’ utilization under the current deployment strategy.

We identified future charter rates used in the undiscounted future cash flows analysis as a critical audit matter because of the complex judgements made by management to estimate future charter rates and the significant impact they have on undiscounted cash flows expected to be generated over the remaining useful life of the vessels.

This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s future charter rates.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the future charter rates utilized in the undiscounted future cash flows included the following:

•	We tested the effectiveness of relevant controls over management’s review of the impairment analysis, including the future charter rates used within the undiscounted future cash flows analysis.

•	We evaluated the Company’s methodology for estimating the future charter rates by using our industry experience and by comparing actual results to management’s historical forecasts.

•

We evaluated the Company’s assumptions regarding future charter rates by comparing the future charter rates utilized in the undiscounted future cash flow analysis to 1) the Company’s historical rates, 2) the Company’s budget, and 3) historical rate information by vessel class published by third parties.

/s/ Deloitte Certified Public Accountants S.A.

April 28, 2026

Athens, Greece

We have served as the Company’s auditor since 2005.

StealthGas Inc.

Consolidated Balance Sheets

(Expressed in United States Dollars, Except for Share Data)

	Note	December 31, 2024	December 31, 2025
Assets
Current assets
Cash and cash equivalents		80,653,398	99,077,831
Trade and other receivables		6,156,300	7,744,675
Other current assets	13	193,265	22,419
Claims receivable		55,475	61,697,544
Inventories	4	3,891,147	1,899,887
Advances and prepayments		733,212	1,145,504
Assets held for sale	5	—	24,945,022
Fair value of derivatives	9	387,608	—

Total current assets		92,070,405	196,532,882

Non current assets
Operating lease right-of-use assets	17	—	104,801
Vessels, net	3,5	608,214,416	491,413,817
Other receivables		370,053	171,275
Restricted cash		3,867,752	—
Investments in joint ventures	6	27,717,238	23,467,353

Total non current assets		640,169,459	515,157,246

Total assets		732,239,864	711,690,128

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related parties	3	388,130	1,045,962
Trade accounts payable		10,994,434	9,881,737
Accrued and other liabilities	7	4,922,587	4,443,142
Operating lease liabilities	17	—	104,801
Deferred income		4,304,667	5,665,271
Current portion of long-term debt	8	23,333,814	—

Total current liabilities		43,943,632	21,140,913

Non current liabilities
Deferred income		213,563	222,605
Long-term debt	8	61,555,855	—

Total non current liabilities		61,769,418	222,605

Total liabilities		105,713,050	21,363,518

Commitments and contingencies	16
Stockholders’ equity
Capital stock, 5,000,000 preferred shares authorized and zero outstanding with a par value of $0.01 per share, 100,000,000 common shares authorized, 37,041,373 shares issued and outstanding at December 31, 2024 and 37,185,686 shares issued and outstanding at December 31, 2025 with a par value of $0.01 per share	10	370,414	371,857
Additional paid-in capital	10	409,912,934	413,450,279
Retained earnings		215,855,858	276,504,474
Accumulated other comprehensive income		387,608	—

Total stockholders’ equity		626,526,814	690,326,610

Total liabilities and stockholders’ equity		732,239,864	711,690,128

The accompanying notes are an integral part of these consolidated financial statements

StealthGas Inc.

Consolidated Statements of Income

For the Years Ended December 31, 2023, 2024 and 2025

(Expressed in United States Dollars, Except for Share Data)

	Note	December 31, 2023	December 31, 2024	December 31, 2025
Revenues
Revenues	13	143,527,769	167,262,185	173,161,478

Total revenues		143,527,769	167,262,185	173,161,478

Expenses
Voyage expenses		11,429,716	9,594,880	20,433,872
Voyage expenses – related party	3	1,779,488	2,063,228	2,097,322
Vessels’ operating expenses	14	52,206,248	48,961,137	52,980,264
Vessels’ operating expenses – related party	3,14	911,250	875,002	933,616
Dry-docking costs		2,641,706	5,312,614	3,602,010
Management fees – related party	3	4,531,920	4,258,240	4,445,120
General and administrative expenses (including $1,074,549, $1,049,452 and $1,122,233 to related party)	3	5,331,029	10,309,693	8,333,449
Depreciation	5	23,707,797	26,076,687	25,252,476
Impairment loss	3,5,9	2,816,873	—	488,400
Net gain on sale of vessels	3,5	(7,645,781)	(46,384)	(538,000)

Total expenses		97,710,246	107,405,097	118,028,529

Income from operations		45,817,523	59,857,088	55,132,949

Other (expenses)/income
Interest and finance costs		(9,956,712)	(9,062,562)	(2,241,719)
Gain on derivatives	9	237,618	99,286	—
Interest income		3,712,239	3,416,221	2,953,442
Foreign exchange loss		(190,722)	(70,692)	(282,697)

Other expenses, net		(6,197,577)	(5,617,747)	429,026

Income before equity in earnings of investees		39,619,946	54,239,341	55,561,975
Equity earnings in joint ventures	6	12,316,883	15,622,836	5,086,641

Net Income		51,936,829	69,862,177	60,648,616

Earnings per share
Basic	12	1.38	1.91	1.64

Diluted	12	1.37	1.90	1.64

Weighted average number of shares
Basic		37,166,449	35,237,059	35,881,239

Diluted		37,236,951	35,333,160	35,896,867

The accompanying notes are an integral part of these consolidated financial statements

StealthGas Inc.

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2023, 2024 and 2025

(Expressed in United States Dollars)

	Note	December 31, 2023	December 31, 2024	December 31, 2025
Net income		51,936,829	69,862,177	60,648,616

Other comprehensive income
Effect of cash flow hedges	9	(4,454,669)	(344,206)	(387,608)

Total other comprehensive loss		(4,454,669)	(344,206)	(387,608)

Total comprehensive income		47,482,160	69,517,971	60,261,008

The accompanying notes are an integral part of these consolidated financial statements

StealthGas Inc.

Consolidated Statements of Stockholders’ Equity

For the Years Ended December 31, 2023, 2024 and 2025

(Expressed in United States Dollars, Except for Number of Shares)

	Capital stock		Treasury stock		Additional Paid-in Capital (Note 10)	Retained Earnings	Accumulated Other Comprehensive (Loss)/Income (Note 9)	Total
	Number of Shares (Note 10)	Amount (Note 10)	Number of Shares (Note 10)	Amount (Note 10)
Balance, January 1, 2023	43,527,428	435,274	(5,325,247)	(25,373,380)	443,620,122	94,056,852	5,186,483	517,925,351

Issuance of restricted shares and stock based compensation	1,566,000	15,660	—	—	2,573,746	—	—	2,589,406
Exercise of stock options	250,000	2,500	—	—	745,000	—	—	747,500
Stock repurchase	—	—	(3,875,855)	(19,080,456)	—	—	—	(19,080,456)
Comprehensive income for the year	—	—	—	—	—	51,936,829	(4,454,669)	47,482,160

Balance, December 31, 2023	45,343,428	453,434	(9,201,102)	(44,453,836)	446,938,868	145,993,681	731,814	549,663,961

Issuance of restricted shares and stock based compensation	825,247	8,253	—	—	7,318,555	—	—	7,326,808
Exercise of stock options	125,000	1,250	—	—	355,000	—	—	356,250
Stock repurchase	—	—	(51,200)	(338,176)	—	—	—	(338,176)
Cancellation of treasury stock	(9,252,302)	(92,523)	9,252,302	44,792,012	(44,699,489)	—	—	—
Comprehensive income for the year	—	—	—	—	—	69,862,177	(344,206)	69,517,971

Balance, December 31, 2024	37,041,373	370,414	—	—	409,912,934	215,855,858	387,608	626,526,814

Issuance of restricted shares and stock based compensation	351,300	3,513	—	—	4,987,624	—	—	4,991,137
Exercise of stock options	125,000	1,250	—	—	355,000	—	—	356,250
Stock repurchase	—	—	(326,987)	(1,784,712)	—	—	—	(1,784,712)
Cancellation of treasury stock	(326,987)	(3,270)	326,987	1,784,712	(1,781,442)	—	—	—
Reversal of stock-based compensation for forfeited awards	(5,000)	(50)	—	—	(23,837)	—	—	(23,887)
Comprehensive income for the year	—	—	—	—	—	60,648,616	(387,608)	60,261,008

Balance, December 31, 2025	37,185,686	371,857	—	—	413,450,279	276,504,474	—	690,326,610

The accompanying notes are an integral part of these consolidated financial statements

StealthGas Inc.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2023, 2024 and 2025

(Expressed in United States Dollars)

	December 31, 2023	December 31, 2024	December 31, 2025
Cash flows from operating activities
Net income for the year	51,936,829	69,862,177	60,648,616
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	23,707,797	26,076,687	25,252,476
Amortization of deferred finance charges	1,345,940	711,378	990,921
Amortization of operating lease right-of-use assets	99,379	99,379	126,754
Share based compensation	2,589,406	7,326,808	4,967,250
Change in fair value of derivatives	789,509	108,841	—
Proceeds from disposal of interest rate swaps	—	1,018,000	—
Equity earnings in joint ventures	(12,316,883)	(15,622,836)	(5,086,641)
Dividends received from joint ventures	14,589,215	20,570,036	2,634,000
Impairment loss	2,816,873	—	488,400
Net gain on sale of vessels	(7,645,781)	(46,384)	(538,000)
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	238,627	(1,971,610)	(1,004,172)
Other current assets	139,925	(62,676)	170,846
Claims receivable	—	—	(4,474,893)
Inventories	1,365,189	(1,664,738)	2,154,930
Changes in operating lease liabilities	(99,379)	(99,379)	(126,754)
Advances and prepayments	(728,005)	676,228	(240,405)
Increase/(decrease) in
Balances with related parties	(1,532,943)	(555,589)	590,092
Trade accounts payable	(1,813,377)	628,899	(1,677,299)
Accrued liabilities	(100,515)	(758,558)	(802,426)
Deferred income	2,058,409	(2,796,608)	1,108,984

Net cash provided by operating activities	77,440,215	103,500,055	85,182,679

Cash flows from investing activities
Insurance proceeds	126,666	—	—
Payment for acquisition of remaining interest in joint venture, net of cash acquired	—	—	(7,976,895)
Vessels’ acquisitions, advances for vessels under construction and improvement of vessels	(85,201)	(106,169,013)	(412,428)
Proceeds from sale of vessels, net	80,109,781	34,679,584	25,072,377
Maturity in short-term investments	26,500,000	—	—
Return of investments from joint ventures	4,688,785	7,007,164	—

Net cash provided by/ (used in) investing activities	111,340,031	(64,482,265)	16,683,054

Cash flows from financing activities
Proceeds from exercise of stock options	747,500	356,250	356,250
Stock repurchase	(19,080,456)	(338,176)	(1,784,712)
Deferred finance charges paid	(988,165)	(22,167)	—
Advances from joint ventures	11,847	—	—
Advances to joint ventures	—	(11,847)	—
Loan repayments	(154,870,215)	(108,236,401)	(85,880,590)
Proceeds from long-term debt	—	70,000,000	—

Net cash used in financing activities	(174,179,489)	(38,252,341)	(87,309,052)

Net increase in cash and cash equivalents and restricted cash	14,600,757	765,449	14,556,681
Cash and cash equivalents and restricted cash at beginning of year	69,154,944	83,755,701	84,521,150

Cash and cash equivalents and restricted cash at end of year	83,755,701	84,521,150	99,077,831

Cash breakdown
Cash and cash equivalents	77,202,843	80,653,398	99,077,831
Restricted cash, current	659,137	—	—
Restricted cash, non-current	5,893,721	3,867,752	—

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	83,755,701	84,521,150	99,077,831

Supplemental Cash Flow Information:
Cash paid during the year for interest, net of amounts capitalized	14,695,487	9,594,744	2,756,593
Non cash investing activity – Vessels	63,752	476,180	57,230,928

The accompanying notes are an integral part of these consolidated financial statements

StealthGas Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

1. Basis of Presentation and General Information

The accompanying consolidated financial statements include the accounts of StealthGas Inc. and its wholly owned subsidiaries (collectively, the “Company”) which, as of December 31, 2025 owned a fleet of twenty-eight liquified petroleum gas (LPG) carriers providing worldwide marine transportation services under long, medium or short-term charters. StealthGas Inc. was formed under the laws of Marshall Islands on December 22, 2004.

The Company’s vessels are managed by Stealth Maritime Corporation S.A. (the “Manager”), a company controlled by members of the family of the Company’s Chief Executive Officer. The Manager, a related party, was incorporated in Liberia and registered in Greece on May 17, 1999 under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by article 4 of law 2234/94. (See Note 3).

During 2023, 2024 and 2025, the following charterers accounted for 10% or more of the Company’s revenues.

	Year ended December 31,
Charterer	2023	2024	2025
A	20%	—	—
B	14%	14%	14%
C	—	10%	—
D	—	—	12%

2. Significant Accounting Policies

Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and include the accounts of StealthGas Inc. and its wholly owned subsidiaries. All inter-company balances and transactions have been eliminated upon consolidation.

Use of Estimates: The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Other Comprehensive Income: The Company follows the provisions of guidance regarding reporting comprehensive income which requires separate presentation of certain transactions, such as unrealized gains and losses from effective portion of cash flow hedges, which are recorded directly as components of stockholders’ equity.

Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets, which utilize the U.S. Dollar as the functional currency. The accounting books of the Company are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the period end exchange rates. Resulting gains or losses are separately reflected in the accompanying consolidated statements of income.

Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturity of three months or less to be cash equivalents.

Restricted Cash: Restricted cash mainly reflects deposits with certain banks that can only be used to pay the current loan installments, or which are required to be maintained as a certain minimum cash balance per mortgaged vessel. In the event that the obligation relating to such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets; otherwise they are classified as non-current assets.

Trade Receivables: The amount shown as trade receivables includes estimated recoveries from charterers for hire, freight and demurrage billings, net of allowance for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts based on the Company’s history of write-offs and the economic status of its customers. Bad debts are written off in the period in which they are identified. No provision for doubtful accounts was required for any of the periods presented based on the Company’s credit losses assessment.

Claims Receivable: Claims receivable are recorded on the accrual basis and represent the claimable expenses, net of deductibles, incurred through each balance sheet date, for which recovery from insurance companies is probable and claim is not subject to litigation.

Inventories: Inventories consist of bunkers (for vessels under voyage charter or on ballast or idle) and lubricants which are stated at the lower of cost and net realizable value. The cost is determined by the first-in, first-out method. The net realizable value represents estimated selling prices less reasonably predictable costs of disposal and transportation. The Company considers victualing and stores as being consumed when purchased and, therefore, such costs are expensed when incurred.

Vessels, net: Vessels are stated at cost less depreciation and impairment, if any. Cost consists of the contract price less discounts and any material expenses incurred upon acquisition (initial repairs, improvements, acquisition and expenditures made to prepare the vessel for its initial voyage). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels, or otherwise are charged to expenses as incurred. Where vessels are acquired with existing time charters, the Company allocates the purchase price to the vessels and to the attached time charters on the basis of their relative fair values. The capitalized above-market (assets) and below-market (liabilities) charters are amortized as a reduction and increase, respectively, to revenues over the remaining term of the charter.

Impairment or Disposal of Long-lived Assets: Impairment charges are recorded for long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If indicators of impairment are present, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets, quarterly. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statements of income. Various factors including anticipated future charter rates, estimated scrap values, future dry-docking costs and estimated vessel operating costs are included in this analysis. These factors are based on historical trends as well as future expectations.

Undiscounted cash flows are determined by considering the revenues from existing charters for those vessels that have long term employment and when there is no charter in place the estimates are based on historical average rates. No impairment loss was identified for the year ended December 31, 2024. However, an impairment loss was identified and recorded for the year ended December 31, 2025 (Note 5).

Vessels’ Depreciation: The cost of each of the Company’s vessels is depreciated on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value. Management estimates the useful life of each of the Company’s LPG carriers to be 30 years from the date of their construction.

Assets Held for Sale: The Company classifies vessels, along with associated assets and liabilities, as being held for sale when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the vessels, (ii) the vessels are available for immediate sale in their present condition, (iii) an active program to find a buyer and other actions required to complete the plan to sell the vessels have been initiated, (iv) the sale of the vessels is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year and (v) the vessels are being actively marketed for sale at a price that is reasonable in relation to their current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are not depreciated once they meet the criteria to be classified as held for sale. Furthermore, in the period a vessel meets the held for sale criteria in accordance with ASC 360-10, a loss is recognized for any reduction of the vessel’s carrying amount to its fair value less cost to sell (Note 5).

Segment Reporting: The Chief Executive Officer, who is the Chief Operating Decision Maker (“CODM”), receives financial information and evaluates the Company’s operations by total charter revenues and not by the type of vessel, length of vessel employment, customer or type of charter. The CODM does not use discrete financial information to evaluate the operating results of each such type of charter or vessel but is instead regularly provided with only the consolidated expenses as noted on the face of the consolidated statements of comprehensive income. Although revenue can be identified for these types of charters or vessels, management cannot and does not identify expenses, profitability or other financial information for these various types of charters or vessels. As a result, management, including the CODM, reviews operating results solely by revenue per day and operating results of the fleet and the CODM decides how to allocate resources based on consolidated net income. Thus, the Company has determined that it operates under one reportable segment as well as one operating segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable.

Accounting for Special Survey and Dry-docking Costs: Special survey and dry-docking costs are expensed in the period incurred.

Deferred Finance Charges: Fees incurred for obtaining new loans or refinancing existing ones are deferred and amortized to interest expense over the life of the related debt using the effective interest method. The unamortized deferred financing charges are presented as a direct deduction from the carrying amount of the related loan and credit facility in the consolidated balance sheet. Deferred financing costs relating to undrawn facilities are presented within “Deferred finance charges” under non-current assets in the consolidated balance sheet.

Accounting for Revenue and Related Expenses: The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered on time charters, bareboat charters or voyage charters.

A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate. A time charter generally provides typical warranties and owner protective restrictions. The performance obligations in a time charter are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the owner of the vessel. Some of the Company’s time charters may also contain profit sharing provisions, under which the Company can realize additional revenues in the event that spot rates are higher than the base rates in these time charters. A bareboat charter is a contract in which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate, which is generally payable in advance, and the charterer generally assumes all risk and costs of operation during the bareboat charter period. The Company’s time charter and bareboat contracts are classified as operating leases pursuant to Accounting Standards Codification (“ASC”) 842 – Leases, because (i) the vessel is an identifiable asset (ii) the owner of the vessel does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. Time charter and bareboat revenues are recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured. Time charter and bareboat charter revenues are recognized as earned on a straight-line basis over the term of the charter as service is provided. Revenues from profit sharing arrangements in time charters are recognized in the period earned. Under time and bareboat charter agreements, all voyages expenses, except commissions are assumed by the charterer, while under bareboat charter agreements, the charterer also assumes responsibility for all vessel operating expenses, dry-docking expenses and risk of operation.

The Company, elected to make use of a practical expedient for lessors, not to separate the lease and non-lease components included in the time charter revenue but rather to recognize operating lease revenue as a combined single lease component for all time charter contracts as the related lease component, the hire of a vessel, and the non-lease component, the fees for operating and maintaining the vessel, have the same timing and pattern of transfer (both the lease and non-lease components are earned by passage of time) and the predominant component is the lease.

A voyage charter is a contract, in which the vessel owner undertakes to transport a specific amount and type of cargo on a load port-to-discharge port basis, subject to various cargo handling terms. The Company accounts for a voyage charter when all the following criteria are met: (1) the parties to the contract have approved the contract in the form of a written charter agreement and are committed to perform their respective obligations, (2) the Company can identify each party’s rights regarding the services to be transferred, (3) the Company can identify the payment terms for the services to be transferred, (4) the charter agreement has commercial substance (that is, the risk, timing, or amount of the Company’s future cash flows is expected to change as a result of the contract) and (5) it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. The Company determined that its voyage charters consist of a single performance obligation which is met evenly as the voyage progresses and begins to be satisfied once the vessel is ready to load the cargo. The voyage charter party agreement generally has a demurrage/despatch clause according to which, in the case of demurrage the charterer reimburses the vessel owner for any potential delays exceeding the allowed lay-time as per the charter party clause at the ports visited which is recorded as demurrage revenue, while in the case of despatch, the owner reimburses the charterer for the earlier discharging of the cargo from the agreed time. Revenues from voyage charters are recognized on a straight line basis over the voyage duration which commences once the vessel is ready to load the cargo and terminates upon the completion of the discharge of the cargo. Demurrage/despatch revenues are recognized when the amount can be estimated, and its collection is probable. In voyage charters, vessel operating and voyage expenses are paid for by the Company. The voyage charters are considered service contracts which fall under the provisions of ASC 606 because the Company retains control over the operations of the vessels such as the routes taken or the vessels’ speed.

Deferred income represents cash received for undelivered performance obligations and deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for varying charter rates. The portion of the deferred revenue that will be earned within the next twelve months is classified as current liability and the remaining as long-term liability.

Vessel voyage expenses are direct expenses to voyage revenues and primarily consist of brokerage commissions, port expenses, canal dues and bunkers. In addition, vessel voyage expenses include bunkers and port expenses incurred while the vessels are idle or in transit for the scheduled dry-docking, during periods when no active charter party agreement is in place. Brokerage commissions are paid to shipbrokers for their time and efforts for negotiating and arranging charter party agreements on behalf of the Company and expensed over the related charter period and all the other voyage expenses are expensed as incurred except for expenses during the ballast portion of the voyage. Any expenses incurred during the ballast portion of a voyage (period between the contract date and the date of the vessel’s arrival to the load port) such as bunker expenses, canal tolls and port expenses are deferred and are recognized on a straight-line basis, in voyage expenses, over the voyage duration as the Company satisfies the performance obligations under the contract provided these costs are (1) incurred to fulfill a contract that the Company can specifically identify, (2) able to generate or enhance resources of the company that will be used to satisfy performance of the terms of the contract, and (3) expected to be recovered from the charterer. These costs are considered ‘contract fulfillment costs’ and are included in ‘other current assets’ in the accompanying consolidated balance sheets.

Vessel operating expenses comprise all expenses relating to the operation of the vessel, including crewing, repairs and maintenance, insurance, stores, lubricants and other operating expenses. Vessel operating expenses are expensed as incurred.

Equity Compensation Plan: Share-based compensation includes vested and non-vested shares and share options granted to employees of the Company, to employees of the Manager and to non-employee directors, for their services as directors and is included in General and administrative expenses in the consolidated statements of income. These shares are measured at their fair value, which is equal to the closing price of the Company’s common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and the total fair value of such shares is recognized in full on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and a total fair value of such shares is recognized over the vesting period on a straight-line basis over the requisite service period for each separate portion of the award as if the award was, in substance, multiple awards (graded vesting attribution method). The fair value of share option grants is determined with reference to option pricing models and depends on the terms of the granted options. The fair value is recognized (as compensation expense) over the requisite service period for all awards that vest. The Company accounts for forfeitures as they occur (Note 11).

Earnings per Share: Basic earnings per share are computed under the two-class method by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Dilution is computed by either the treasury stock method or the two–class method, whichever results in the more dilutive effect. Under the treasury stock method, all of the Company’s dilutive securities are assumed to be exercised or converted and the proceeds used to repurchase common shares at the weighted average market price of the Company’s common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation to the extent these are not anti-dilutive (Note 12).

Derivatives: The Company is party to interest swap agreements where it receives a floating interest rate and pays a fixed interest rate for a certain period in exchange. The Company designates its derivatives based on guidance on ASC 815, “Derivatives and Hedging” which establishes accounting and reporting requirements for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The guidance on accounting for certain derivative instruments and certain hedging activities requires all derivative instruments to be recorded on the balance sheet as either an asset or liability measured at its fair value, with changes in fair value recognized in earnings unless specific hedge accounting criteria are met.

(i) Hedge Accounting: At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy undertaken for the hedge. The documentation includes identification of the hedging instrument, hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting exposure to changes in the hedged item’s cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on an ongoing basis to determine whether they actually have been highly effective throughout the financial reporting periods for which they were designated.

Contracts which meet the strict criteria for hedge accounting are accounted for as cash flow hedges. A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability, or a highly probable forecasted transaction that could affect profit or loss.

The effective portion of the gain or loss on the hedging instrument is recognized directly as a component of “Accumulated other comprehensive (loss)/income” in equity, while the ineffective portion, if any, is recognized immediately in current period earnings.

The Company discontinues cash flow hedge accounting if the hedging instrument expires and it no longer meets the criteria for hedge accounting or designation is revoked by the Company. At that time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in the statement of income. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to net profit or loss for the year as a component of “Gain on derivatives”.

(ii) Other Derivatives: Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in current period earnings.

Investments in joint ventures: The Company’s investments in joint ventures are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company’s proportionate share of earnings or losses and distributions. The Company evaluates its investments in joint ventures for impairment when events or circumstances indicate that the carrying value of such investments may have experienced other than temporary decline in value below their carrying value. If the estimated fair value is less than the carrying value and is considered other than a temporary decline, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the consolidated statements of income.

Leases – The Company as a Lessee: Under ASC 842, leases are classified as either finance or operating arrangements, with such classification affecting the pattern and classification of expense recognition in an entity’s income statement. For operating leases, ASC 842 requires recognition in an entity’s income statement of a single lease expense, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis. Right-of-use assets represent a right to use an underlying asset for the lease term and the related lease liability represents an obligation to make lease payments pursuant to the contractual terms of the lease agreement.

The Company elected the practical expedient of ASC 842 that allowed for time charter-in contracts with an initial lease term of one year or less to be excluded from the operating lease right-of-use assets and lease liabilities recognized in the consolidated balance sheet. The Company recognized the operating lease right-of-use assets and the corresponding lease liabilities in the consolidated balance sheet for time charter-in contracts and the agreement to lease office space with a lease term of more than one year at the commencement of the lease. The Company recognizes the lease payments for all vessel operating and office leases as charter hire expenses and general and administrative expenses, respectively, in the consolidated statements of income on a straight-line basis over the lease term.

Recent Accounting Pronouncements: In November 2024, the FASB issued ASU 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The standard is intended to require more detailed disclosure about specified categories of expenses (including employee compensation, depreciation, and amortization) included in certain expense captions presented on the face of the income statement. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the financial statements. The Company is currently assessing the impact this standard will have on its consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”. The ASU 2025-05 provides a practical expedient that all entities may elect to use when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue from Contracts with Customers, by allowing them to assume that current conditions as of the balance sheet date will not change for the remaining life of the asset. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those periods, with early adoption permitted. The Company is currently assessing the impact this standard will have on its consolidated financial statements and related disclosures.

In December 2025 the FASB issued ASU 2025-12 to clarify, correct errors in or make other improvements to a broad range of topics in the ASC, including ASC 260, Earnings Per Share; ASC 325, Investments — Other; and ASC 958, Not-for-Profit Entities. The guidance is effective for all entities for annual reporting periods beginning after 15 December 2026, and interim periods within those annual periods. Early adoption is permitted. Entities are required to apply the amendments to ASC 260 retrospectively to each prior reporting period presented in the period of adoption. Entities can apply all other amendments in the period of adoption either (1) prospectively to all new transactions recognized on or after the date that the entity first applies the amendments or (2) retrospectively to the beginning of the earliest comparative period presented, with an adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest comparative period presented. An entity may elect the transition method on an issue-by-issue basis (except for the ASC 260 amendments). The Company is currently assessing the impact this standard will have on its consolidated financial statements and related disclosures.

3. Transactions with Related Parties

The Manager provides the vessels with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee of $440 per vessel operating under a voyage or time charter (except for two vessels for which a fixed daily fee of $280 was charged by the Manager as part of the services are provided by a third party manager) or $125 per vessel operating under a bareboat charter (the “Management fees”) and a brokerage commission of 1.25% on freight, hire and demurrage per vessel (the “Brokerage commissions”), as per the management agreement between the Manager and the Company. In addition, the Manager arranges for supervision onboard the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve month period, an amount of $500 is charged for each additional day (the “Superintendent fees”).

The Manager provides crew management services to the Company’s vessels (except for two vessels managed by a third party manager). These services have been subcontracted by the Manager to an affiliated ship-management company, Hellenic Manning Overseas Inc. (ex. Navis Maritime Services Inc.). The Company pays to the Manager a fixed monthly fee of $2,500 per vessel (the “Crew management fees”).

The Manager also acts as a sales and purchase broker for the Company in exchange for a commission fee equal to 1% of the gross sale or purchase price of vessels or companies. The commission fees relating to vessels purchased (“Commissions – vessels purchased”) are capitalized to the cost of the vessels as incurred. The commission fees relating to vessels sold (“Commissions – vessels sold”) and the assets held for sale (“Commissions – assets held for sale”) are included in the consolidated statement of income.

In addition to management services, the Company reimburses the Manager for the compensation of its Chief Executive Officer, its Chief Financial Officer, its Internal Auditor and its Chief Technical Officer (the “Executive compensation”).

Furthermore, the Company has entered into a supervision agreement with an affiliated ship-management company, Brave Maritime Corp. Inc. (“Brave”) for the supervision of the construction of vessels Eco Oracle and Eco Wizard for a fixed fee of $550,000 per vessel (the “Supervision fees”). The supervision services were completed during 2024, and no supervision fees were incurred in 2025.

The current account balance with the Manager at December 31, 2024 and 2025 was a liability of $388,130 and $1,045,962, respectively. The balance mainly represents payments made by the Manager on behalf of the ship-owning companies, net of cash advances provided to the Manager.

The Company rents office space from the Manager and incurs a rental expense (the “Rental expense”) (Note 17).

The amounts charged by the Company’s related parties comprised the following:

		Year ended December 31,
	Location in statement of income	2023	2024	2025
Management fees	Management fees – related Party	4,531,920	4,258,240	4,445,120
Brokerage commissions	Voyage expenses – related Party	1,779,488	2,063,228	2,097,322
Superintendent fees	Vessels’ operating expenses – related party	110,500	120,000	136,700
Crew management fees	Vessels’ operating expenses – related party	800,750	755,002	796,916
Supervision fees	Vessels, net	—	1,100,000	—
Commissions – vessels purchased	Vessels, net	—	1,170,000
Commissions – vessels sold	Net gain on sale of vessels	728,150	—	251,000
Commissions – assets held for sale	Impairment loss	353,400	—	—
Executive compensation	General and administrative Expenses	970,382	946,007	984,242
Rental expense	General and administrative Expenses	104,167	103,445	137,991

During July 2022, the Company entered into memoranda of agreement with companies affiliated with members of the family of the Company’s Chief Executive Officer for the acquisition of two LPG vessels for a total cost of $117 million. Advances paid for the acquisition of these vessels amounted to $23.4 million as of December 31, 2023. Both vessels, the Eco Oracle and the Eco Wizard, were delivered to the Company in January 2024 and an amount of $93,600,000 was paid to the sellers.

On October 30, 2024, the Company entered into a memorandum of agreement for the acquisition of the vessel Gas Defiance from one of the Company’s joint ventures (Note 6) for a total of $9,500,000. The vessel Gas Defiance was delivered to the Company on November 4, 2024.

On 13 June 2025, the Company acquired the remaining 49.9% ownership interests in Cannes View Inc. and Colorado Oil and Gas Inc., which were previously accounted for using the equity method (Note 6), resulting in full 100% ownership of both companies. The vessels Gas Haralambos and Eco Lucidity were subsequently transferred to the Company.

4. Inventories

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2024	2025
Bunkers	2,346,431	299,094
Lubricants	1,544,716	1,600,793

Total	3,891,147	1,899,887

5. Vessels, net

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2023	698,729,462	(194,434,379)	504,295,083

Additions	129,996,020	—	129,996,020
Depreciation for the year	—	(26,076,687)	(26,076,687)

Balance, December 31, 2024	828,725,482	(220,511,066)	608,214,416

Additions	15,586,855	—	15,586,855

Impairment loss	(23,576,347)	23,087,947	(488,400)

Vessel total loss	(59,974,904)	2,807,728	57,167,176

Disposals	(34,795,758)	10,261,378	(24,534,380)

Transfer to Assets held for sale	(24,945,022)	—	(24,945,022)

Depreciation for the year	—	(25,252,476)	(25,252,476)

Balance, December 31, 2025	701,020,306	(209,606,489)	491,413,817

On December 15, 2022, the Company entered into a memorandum of agreement for the disposal of the vessel “Gas Spirit” to an unaffiliated third party for $5,700,000. The vessel was classified as vessel held for sale as of December 31, 2022 and was recorded at its selling price of $5,700,000 less estimated selling expenses of $50,311. The total impairment charge recognized in the Company’s consolidated statement of income for the year ended December 31, 2022 amounted to $565,591. An amount of $1,140,000 in connection with this sale was collected in December 2022 and was included under the caption “Accrued and other liabilities” in the consolidated balance sheet as of December 31, 2022. The Company decided to dispose the vessel “Gas Spirit” as the agreed selling price was a suitable opportunity for the Company. The vessel was delivered to her new owners on January 19, 2023 and the Company realized a loss from the sale of this vessel of $23,354 which is included in the Company’s consolidated statement of income under the caption “Net gain on sale of vessels” for the year ended December 31, 2023.

On February 13, 2023, the Company concluded a memorandum of agreement for the disposal of the vessel “Gas Galaxy” to an unaffiliated third party for $2,100,000. The Company disposed the vessel “Gas Galaxy” as the agreed selling price was a suitable opportunity for the Company. This vessel had a net book value, after impairment amounting to $45,578, of $2,100,000 as of December 31, 2022. The vessel was delivered to her new owners on April 4, 2023 and an impairment loss of $57,320 was recognized in the Company’s consolidated statement of income for the year ended December 31, 2023.

On April 26, 2023, the Company entered into four memorandum of agreements for the disposal of the vessels “Eco Texiana”, “Eco Enigma”, “Eco Czar” and “Eco Nemesis” to an unaffiliated third party for a total of $70,715,000. The vessels “Eco Texiana”, “Eco Enigma”, “Eco Czar” and “Eco Nemesis” were delivered to their new owner on May 26, 2023, June 14, 2023, July 18, 2023 and August 4, 2023 respectively. The vessel “Eco Nemesis” was classified as vessels held for sale as of June 30, 2023 and was recorded at its selling price of $16,950,000. The Company realized an aggregate gain from the sale of the vessels of $7,669,135 which is included in the Company’s consolidated statement of income under the caption “Net gain on sale of vessels” for the year ended December 31, 2023.

On May 26, 2023, the Company entered into two memorandum of agreements for the disposal of the vessels “Eco Green” and “Eco Dream” to unaffiliated third parties for a total of $35,340,000. The Company decided to dispose these vessels as the agreed selling price was a suitable opportunity for the Company. These vessels, together with their inventories on board amounting to $246,725, were classified as assets held for sale as of

December 31, 2023 and were recorded at their selling price of $35,340,000 less estimated selling expenses of $706,800. The total impairment charge recognized in the Company’s consolidated statement of income for the year ended December 31, 2023 amounted to $2,759,553. The vessel “Eco Green” was delivered to her new owners on January 9, 2024, whereas the vessel “Eco Dream” was delivered to her owners on January 17, 2024 and the Company realized a gain from the sale of these vessels of $46,384 which is included in the Company’s consolidated statement of income under the caption “Net gain on sale of vessels” for the year ended December 31, 2024.

Additions during the year ended December 31, 2024 mainly relate to the acquisition of the vessels Eco Oracle, Eco Wizard and Gas Defiance (Note 3).

On April 18, 2025, the Company concluded a memorandum of agreement for the disposal of the vessel “Gas Cerberus” to an unaffiliated third party for $12,400,000, in accordance with the Company’s strategy of selling older vessels. The vessel was delivered to her new owners on June 18, 2025. The Company realized a loss from the sale of the vessels of $121,218 which is included in the Company’s consolidated statement of income under the caption “Net gain on sale of vessels” for the year ended December 31, 2025.

On July 22, 2025, the Company concluded a memorandum of agreement for the disposal of the vessel “Gas Elixir” to an unaffiliated third party for $12,700,000. The Company decided to dispose this vessel as the agreed selling price was a suitable opportunity for the Company. The vessel was delivered to her new owners on November 3, 2025. The Company realized a gain from the sale of the vessels of $659,218 which is included in the Company’s consolidated statement of income under the caption “Net gain on sale of vessels” for the year ended December 31, 2025.

On September 17, 2025, the Company entered into a memorandum of agreement for the disposal of the vessel “Eco Invictus” to an unaffiliated third party for $14,300,000. The vessel was classified as vessel held for sale as of December 31, 2025. The Company decided to dispose the vessel “Eco Invictus” as the agreed selling price was a suitable opportunity for the Company. The vessel was delivered to her new owners on March 16, 2026.

On December 29, 2025, the Company entered into a memorandum of agreement for the disposal of the vessel “Eco Universe” to an unaffiliated third party for $14,950,000. The vessel was classified as vessel held for sale as of December 31, 2025. The Company decided to dispose the vessel “Eco Universe” as the agreed selling price was a suitable opportunity for the Company. The vessel will be delivered to her new owners in the second quarter of 2026.

Additions during the year ended December 31, 2025 mainly relate to the acquisition of the vessels Gas Haralambos and Eco Lucidity (Note 3).

During the year, the vessel Eco Wizard, was declared a total loss following an explosion while in a Russian port in July 2025, and since that time has been unable to be employed as a result of the damage sustained. The net carrying amount of the vessel at the time of loss was $57,167,176, net of accumulated depreciation. This amount has been derecognized from the Company’s vessels balance. The loss has been recognized in the Company’s consolidated statement of income, together with the related insurance recovery, under the caption “Vessels’ operating expenses”, consistent with the provision and insurance claim disclosed (Note 16).

As of December 31, 2025, no vessels (2024: 3 vessels with a carrying value of $159,912,825) have been mortgaged as collateral to secure the Company’s bank loans (Note 8).

As of December 31, 2024 and 2025, the Company performed an impairment review of its vessels held for use, due to the prevailing conditions in the shipping industry. As a result of the impairment review, undiscounted net operating cash flows exceeded each vessel’s carrying value.

6. Investments in joint ventures

Details of each of the Company’s joint ventures at December 31, 2024 and 2025 are as follows:

		Proportion of ownership interest held by the Company
Name of joint venture	Principal activity	December 31, 2024	December 31, 2025
Spacegas Inc.	Ownership and operation of the vessel “Gas Defiance”[3]	50.1%	50.1%
Financial Power Inc.	Ownership and operation of the vessel “Gas Shuriken”[4]	50.1%	50.1%
Cannes View Inc.	Ownership and operation of the vessel “Gas Haralambos”[5]	50.1%	—
Colorado Oil and Gas Inc.	Ownership and operation of the vessel “Eco Lucidity”[5]	50.1%	—
MGC Agressive Holdings Inc.	Ownership and operation of the vessels “Eco Etheral”[1] and “Eco Sorcerer”[2]	51.0%	51.0%

[1]	The vessel Gaschem Bremen was renamed to Eco Ethereal on April 18, 2023 and was sold to an unrelated party on April 23, 2024.
[2]	The vessel Eco Sorcerer was delivered to the fleet on October 6, 2023.
[3]	The vessel Gas Defiance was sold to the Company on November 4, 2024 (Note 3).
[4]	The vessel Gas Shuriken was sold to an unrelated party on January 21, 2025.
[5]

The vessels Gas Haralambos and Eco Lucidity were transferred to the Company due to acquisition of the remaining 49.9% ownership interest in Cannes View Inc. & Colorado Oil and Gas Inc. respectively, on June 13, 2025 (Note 3).

The Company’s exposure is limited to its share of the net assets of Spacegas Inc., Financial Power Inc., Cannes View Inc., Colorado Oil and Gas Inc. and MGC Agressive Holdings Inc. (collectively “the joint venture entities”) proportionate to its equity interest in these companies and to any losses that may arise in connection with the loan agreements guaranteed by the Company (Note 16). The Company shares the profits and losses, cash flows and other matters relating to its investments in the joint venture entities in accordance with its ownership percentage. The Company accounts for investments in joint ventures using the equity method since it has joint control over the joint venture entities. The Company does not consolidate the joint venture entities because it does not have a controlling financial interest. The significant factors considered and judgments made in determining that the power to direct the activities of the joint venture entities that most significantly impact their economic performance are shared, are that all significant business decisions over operating and financial policies of the joint venture entities, require consent from each joint venture investor.

Below is a table of equity investment activity:

	Year Ended December 31,
	2024	2025
Beginning balance	$39,671,603	$27,717,238
Derecognition of joint venture investments due to acquisition of control	—	(6,702,526)
Dividends received	(27,577,201)	(2,634,000)
Equity earnings	15,622,836	5,086,641

Investments in joint ventures	$27,717,238	$23,467,353

As of December 31, 2024 and 2025, the carrying value of the Company’s equity method investments was $1.87 million and $1.81 million, respectively, higher than its interest in the investees’ underlying net assets. This basis difference relates to a vessel that was under construction during 2022 and was delivered in 2023 and will be amortized over the vessel’s useful life.

On December 12, 2023, as a result of the decision of the charterer of the vessel “Eco Ethereal” to exercise its option to acquire the vessel upon expiration of its charter in April 2024, the ship owning company of the vessel entered into a memorandum of agreement for the disposal of its vessel for $43,000,000. A 20% deposit was received by the MGC Agressive Holdings Inc. joint venture on November 8, 2023. The vessel was delivered to her new owners on April 23, 2024.

On September 20, 2024, the ship owning company of the vessel “Gas Shuriken” entered into a memorandum of agreement for the disposal of the vessel to an unaffiliated third party for a total of $11,400,000. The vessel “Gas Shuriken” was delivered to her new owners on January 21, 2025. No impairment charge was recognized for the year ended December 31, 2024.

In March 2025, Colorado Oil and Gas Inc. and Cannes View Inc., prepaid in full the then outstanding balance of $8.7 million of the term loan dated July 2019 with original maturity date July 2025 using cash on hand and the related mortgage on the vessels Eco Lucidity and Gas Haralambos was released.

7. Accrued and Other Liabilities

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2024	2025
Interest on long-term debt	1,173,219	—
Administrative expenses	163,377	165,409
Vessel operating and voyage expenses	3,585,991	4,277,733

Total	4,922,587	4,443,142

8. Long-term Debt

	Term Loans
Issue Date/ Refinancing Date		Maturity Date	Drawn Amount	December 31, 2024	December 31, 2025
March 2023		January 2032	70,000,000	66,719,215	—
May 2016		December 2025	65,650,000	19,161,840	—

Total				85,881,055	—

Current portion of long-term debt				23,537,305	—
Long-term debt				62,343,750	—

Total debt				85,881,055	—

Current portion of deferred finance charges				203,491	—
Deferred finance charges non-current				787,895	—

Total deferred finance charges				991,386	—

Total debt				85,881,055	—
Less: Total deferred finance charges				991,386	—

Total debt, net of deferred finance charges				84,889,669	—

Less: Current portion of long-term debt, net of current portion of deferred finance charges				23,333,814	—

Long-term debt				61,555,855	—

Changes in the Company’s outstanding term loans as of December 31, 2024 and 2025 are as follows:

For the year 2024:

In February 2024, the Company prepaid in full the then outstanding balance of $29.3 million of the term loan dated August 2021 with original maturity date August 2026 using cash on hand and the related mortgages on the vessels Gas Elixir, Eco Nical, Eco Dominator, Gas Myth and Gas Cerberus were released. Following this loan repayment, the related interest rate swap agreement was terminated and an amount of $1.0 million was collected from the respective counterparty.

In May 2024, the Company prepaid in full the then outstanding balance of $29.3 million of the term loan dated December 2021 with original maturity date January 2028 using cash on hand and the related mortgages on the vessels Gas Husky, Gas Esco, Eco Universe and Eco Invictus were released.

In May 2024, the Company prepaid $20.1 million of the term loan dated March 2017 with original maturity date April 2026 using cash on hand and the related mortgage on the vessel Eco Freeze was released.

In August 2024, the Company prepaid in full the then outstanding balance of $19.0 million of the term loan dated March 2017 with original maturity date April 2026 using cash on hand and the related mortgage on the vessel Eco Arctic was released.

Furthermore, during 2024 the Company made scheduled principal payments in connection with its term loans amounting to $10.5 million.

For the year 2025:

In January 2025, the Company prepaid in full the then outstanding balance of $33.4 million of the term loan dated March 2023 with original maturity date January 2032 using cash on hand and the related mortgage on the vessel Eco Wizard was released.

In April 2025, the Company prepaid in full the then outstanding balance of $18.6 million of the term loan dated May 2016 with original maturity date December 2025 using cash on hand and the related mortgage on the vessel Eco Ice was released. Following this loan repayment, the related interest rate swap agreement was terminated and an amount of $0.3 million was collected from the respective counterparty.

In July 2025, the Company prepaid in full the then outstanding balance of $31.7 million of the term loan dated March 2023 with original maturity date January 2032 using cash on hand and the related mortgage on the vessel Eco Oracle was released.

The above loans were generally repayable in quarterly or semi-annual installments and a balloon payment at maturity and were secured by first priority mortgages over the vessels involved, plus the assignment of the vessels’ insurances, earnings and operating and retention accounts with the lenders, and the guarantee of ship-owning companies, as owners of the vessels. The term loans contained financial covenants requiring the Company to ensure that:

•	the aggregate market value of the mortgaged vessels at all times exceeds a certain percentage of the amounts outstanding as defined in the term loans, ranging from 120% to 130%,

•	the leverage of the Company defined as Total Debt net of Cash should not exceed 80% of total market value adjusted assets,

•	the Interest Coverage Ratio of the Company which is EBITDA (as defined in the loan agreements) to interest expense to be at all times greater than 2.5:1,

•	at least a certain percentage of the Company is to always be owned by members of the Vafias family,

•

the Company should maintain on a monthly basis a minimum aggregate cash balance amounting to $3,867,752 as of December 31, 2024 in the earnings accounts with the relevant banks as well as a free cash balance of $10,000,000 at the end of each quarter,

•	dividends paid by the borrower will not exceed 50% of the Company’s free cash flow in any rolling 12 month period.

During 2025, the Company fully prepaid all outstanding loans. As of December 31, 2025, there are no outstanding loan liabilities, and accordingly, no loan covenants were applicable at year-end.

The interest rates on the outstanding loans as of December 31, 2023, 2024 and 2025 are based on a SOFR plus a margin. The average interest rates (including the margin) on the above outstanding loans for the applicable periods were:

Year ended December 31, 2023: 7.07%

Year ended December 31, 2024: 7.52%

Year ended December 31, 2025: 7.59%

Bank loan interest expense for the above loans for the years ended December 31, 2023, 2024 and 2025 amounted to $13,250,267, $8,859,096 and $1,583,374, respectively.

Interest expense, net of interest capitalized, is included in interest and finance costs in the consolidated statements of income. For the years ended December 31, 2023, 2024 and 2025, the amortization of deferred financing charges amounted to $1,345,940, $711,378 and $990,921 respectively, and is included in interest and finance costs in the consolidated statements of income.

9. Derivatives and Fair Value Disclosures

The Company uses interest rate swaps for the management of interest rate risk exposure. The interest rate swaps effectively convert a portion of the Company’s debt from a floating to a fixed rate. The Company is not party to any floating-to-fixed interest rate swap with a major financial institution at December 31, 2025 (2024: one swap) covering any notional amounts at December 31, 2025 (2024: $19,164,000) pursuant to which it pays fixed rates and receives floating rates based on the SOFR. These agreements contain no leverage features. As of December 31, 2024, one derivative contract qualified for hedge accounting since its inception, whereas as of December 31, 2025 there were no active derivative contracts.

The following table presents information relating to the Company’s interest rate swap arrangements as of December 31, 2024 and 2025.

	Effective date	Termination date	Fixed Rate (Company pays)	Floating Rate (Company receives)	Fair Value Asset December 31, 2024	Notional Amount December 31, 2024	Fair Value Asset December 31, 2025	Notional Amount December 31, 2025
Swap 1	April 10, 2018	December 11, 2025	2.74%	SOFR	$387,608	$19,164,000	—	—

Total					$387,608	$19,164,000	—	—

*	Swap 1 was early terminated in April 2025 (Note 8)

The following tables present information on the location and amounts of derivatives’ fair values reflected in the consolidated balance sheets and with respect to gains and losses on derivative positions reflected in the consolidated statements of income or in the consolidated balance sheets, as a component of accumulated other comprehensive income.

Tabular disclosure of financial instruments is as follows:

		December 31,
		2024		2025
Derivatives designated as hedging instruments	Balance Sheet Location	Asset Derivatives	Liability Derivatives	Asset Derivatives	Liability Derivatives
Interest Rate Swap Agreements	Non current assets — Fair value of derivatives	—	—	—	—
Interest Rate Swap Agreements	Current assets — Fair value of derivatives	387,608	—	—	—

Total derivatives designated as hedging instruments		387,608	—	—	—

As of 31.12.2024 and 31.12.2025, there were no derivatives not designated as hedging instruments assets respectively.

The effect of derivative instruments on the consolidated statements of income for the years ended December 31, 2023, 2024 and 2025 is as follows:

	Location of Gain/(Loss)	Year Ended December 31,
Derivatives not designated as hedging instruments	Recognized	2023	2024	2025
Interest Rate Swap — Change in Fair Value	Gain on derivatives	(570,539)	(1,126,863)	—
Interest Rate Swap — Realized income	Gain on derivatives	808,157	1,226,149	—

Total gain on derivatives		237,618	99,286	—

	Location of Gain	Year Ended December 31,
Derivatives designated as hedging instruments	Recognized	2023	2024	2025
Interest Rate Swap — Realized income	Interest and finance costs	4,771,235	591,664	383,819

Total gain on derivatives		4,771,235	591,664	383,819

The components of accumulated other comprehensive income included in the accompanying consolidated balance sheets consist of unrealized gain on cash flow hedges relating to the Company’s interest rate swap contracts and are analyzed as follows:

Unrealized Income on cash flow hedges
Balance, January 1, 2023	5,186,483

Other comprehensive income before reclassifications	316,566
Amounts reclassified from accumulated other comprehensive income relating to qualifying hedges	(4,771,235)

Balance, December 31, 2023	731,814

Other comprehensive income before reclassifications	247,458
Amounts reclassified from accumulated other comprehensive income relating to qualifying hedges	(591,664)

Balance, December 31, 2024	387,608

Other comprehensive loss before reclassifications	(3,789)
Amounts reclassified from accumulated other comprehensive income relating to qualifying hedges	(383,819)

Balance, December 31, 2025	—

Fair Value of Financial Instruments and Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, short-term investments, trade and other receivables, claims receivable, payable to related parties, trade accounts payable and accrued liabilities. The Company limits its credit risk with respect to accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable. The Company places its cash and cash equivalents with high credit quality financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by its counterparties to derivative instruments; however, the Company limits its exposure by transacting with counterparties with high credit ratings. The carrying values of cash and cash equivalents, restricted cash, trade and other receivables, claims receivable, payable to related parties, trade accounts payable and accrued liabilities are reasonable estimates of their fair value due to the short term nature of these financial instruments. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. As of December 31, 2024, the fair value of long term bank loans is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Their carrying value approximates their fair market value due to their variable interest rate, being SOFR. SOFR rates are observable at commonly quoted intervals for the full terms of the loans and hence floating rate loans are considered Level 2 items in accordance with the fair value hierarchy. There is no outstanding balance for these loans as of December 31, 2025. Additionally, as of December 31, 2024, the Company considers the creditworthiness of each counterparty when determining the fair value of the derivative instruments. The Company’s interest rate swap agreements are recorded at fair value. The fair value of the interest rate swaps is determined using a discounted cash flow method based on market-based SOFR swap yield curves. SOFR swap rates are observable at commonly quoted intervals for the full terms of the swap and therefore are considered Level 2 items. There is no outstanding balance for these interest rate swap agreements as of December 31, 2025.

Fair Value Disclosures: The Company has categorized assets and liabilities recorded at fair value based upon the fair value hierarchy specified by the guidance. The levels of fair value hierarchy are as follows:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The following table presents the fair values for assets and liabilities measured on a recurring basis categorized into a Level based upon the lowest level of significant input to the valuations as of December 31, 2024:

		Fair Value Measurements Using
Description	Fair Value as of December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Interest Rate Swap Agreements	387,608	—	387,608	—

Total	387,608	—	387,608	—

As of 31.12.2025, there were no assets nor liabilities measured on a recurring basis.

The following table presents the fair values for assets measured on a non-recurring basis as of December 31, 2025 categorized into a Level based upon the lowest level of significant input to the valuations:

		Fair Value Measurements Using
Description	Fair Value as of December 31, 2025	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Impairment Loss
Long-lived assets held for sale	29,250,000	—	29,250,000	—	—

Total	29,250,000	—	29,250,000	—	—

The vessels Eco Invictus and Eco Universe were classified as held for sale as of December 31, 2025 (Note 5) and were recognized at their fair value of $29,250,000 less costs to sell $292,500. The fair value was determined based on the transaction price, as the sale price was agreed with unaffiliated third parties.

As of 31.12.2024, there were no assets nor liabilities measured on a non-recurring basis.

10. Capital Stock, Treasury Stock and Additional Paid-in Capital

The amounts shown in the accompanying consolidated balance sheets as additional paid-in capital, represent payments made by the stockholders for the acquisitions of the Company’s vessels, or investments in the Company’s common stock.

In May 2023, the Company’s Board of Directors authorized the repurchase of up to $15,000,000 of shares of the Company’s common stock, and in October 2023 a $10,000,000 increase to this repurchase program for a total aggregate amount of $25,000,000. For the year ended December 31, 2023, the Company completed the repurchase of 3,875,855 common shares paying a total amount of $19,080,456. These shares were initially held as treasury stock by the Company. During the period from January 1, 2024 to April 26, 2024, the Company completed the repurchase of 51,200 common shares paying a total amount of $338,176. These shares were initially held as treasury stock by the Company. During 2024 all previously issued 9,252,302 shares held within treasury stock were surrendered and retired. During the period from February 26, 2025 to April 23, 2025, the Company completed the repurchase of 326,987 common shares paying a total amount of $1,784,712. These shares were initially held as treasury stock by the Company. During 2025 the previously issued 326,987 shares held within treasury stock were surrendered and retired. Following retirement, the shares are no longer considered issued or outstanding. As of December 31, 2025, the Company held no treasury stock.

11. Equity Compensation Plan

In 2024 the Company’s shareholders and board of directors adopted an Equity Compensation Plan (“the Plan”), which replaced the Company’s previous equity compensation plan which was adopted in 2015 and expired in 2024 (the “2015 Plan”), under which the Company’s employees, directors or other persons or entities providing significant services to the Company or its subsidiaries are eligible to receive stock-based awards including restricted stock, restricted stock units, unrestricted stock, bonus stock, performance stock, stock appreciation rights and options to purchase common stock. The Plan is administered by the Compensation Committee of the Company’s board of directors and the aggregate number of shares of common stock reserved under this plan cannot exceed 10% of the number of shares of Company’s common stock issued and outstanding at the time any award is granted. The Company’s Board of Directors may terminate the Plan at any time. As of December 31, 2025, total of 2,699,612 restricted shares and options to purchase 922,000 common shares had been granted under the 2015 Plan and a total of 651,300 restricted shares and options to purchase 100,000 common shares have been granted under the Plan.

Restricted shares

On February 21, 2023, the Company granted 284,000 of non-vested restricted shares under the 2015 Plan to the Company’s CEO, non-executive members of Board of Directors of the Company and employees of the Manager. The fair value of each share granted was $2.85 which is equal to the market value of the Company’s common stock on that day. 50% of these shares vested on February 21, 2024 and the remaining 50% vested on February 21, 2025.

On May 24, 2023, the Company granted 449,000 of non-vested restricted shares under the 2015 Plan to the Company’s CEO. The fair value of each share granted was $3.11 which is equal to the market value of the Company’s common stock on that day. These shares vested on November 24, 2023.

On December 8, 2023, the Company granted 833,000 of non-vested restricted shares under the 2015 Plan to the Company’s CEO, non-executive members of Board of Directors of the Company and employees of the Manager. The fair value of each share granted was $6.43 which is equal to the market value of the Company’s common stock on that day. 50% of these shares vested on December 8, 2024 and the remaining 50% vested on December 8, 2025.

On April 23, 2024, the Company granted 525,247 of non-vested restricted shares under the 2015 Plan to the Company’s CEO, non-executive members of Board of Directors of the Company and employees of the Manager. The fair value of each share granted was $6.01 which is equal to the market value of the Company’s common stock on that day. 50% of these shares vested on April 23, 2025 and the remaining 50% vest on April 23, 2026.

On September 16, 2024, the Company granted 300,000 of non-vested restricted shares under the Plan to the Company’s CEO. The fair value of each share granted was $6.89 which is equal to the market value of the Company’s common stock on that day. 50% of these shares vested on September 16, 2025 and the remaining 50% vest on September 16, 2026.

On September 12, 2025, the Company granted 165,800 of non-vested restricted shares under the Plan to employees of the Manager. The fair value of each share granted was $7.30 which is equal to the market value of the Company’s common stock on that day. 50% of these shares vest on September 12, 2026 and the remaining 50% vest on September 12, 2027.

On September 18, 2025, the Company granted 185,500 of non-vested restricted shares under the Plan to the Company’s CEO and non-executive members of Board of Directors of the Company. The fair value of each share granted was $7.11 which is equal to the market value of the Company’s common stock on that day. 50% of these shares vest on September 18, 2026 and the remaining 50% vest on September 18, 2027.

All unvested restricted shares are conditional upon the option holder’s continued service as an employee of the Company, or as a director until the applicable vesting date. Until the forfeiture of any restricted shares, the grantee has the right to vote such restricted shares, to receive and retain all regular cash dividends paid on such restricted shares and to exercise all other rights provided that the Company will retain custody of all distributions other than regular cash dividends made or declared with respect to the restricted shares.

The Company pays dividends on all restricted shares regardless of whether they have vested and there is no obligation of the employee to return the dividend when employment ceases. The Company did not pay any dividends in the years ended December 31, 2023, 2024 and 2025.

The stock based compensation expense for the vested and non-vested shares for the years ended December 31, 2023, 2024 and 2025 amounted to $2,272,057, $6,195,757 and $4,304,854, respectively, and is included in the consolidated statements of income under the caption “General and administrative expenses”.

A summary of the status of the Company’s non-vested restricted shares as of December 31, 2023, 2024 and 2025, is presented below:

	Number of restricted shares	Weighted average grant date fair value per non-vested share
Non-vested, January 1, 2023	171,872	2.99

Granted	1,566,000	4.83

Vested	(620,872)	5.80

Non-vested, December 31, 2023	1,117,000	5.52

Granted	825,247	6.33

Vested	(558,500)	5.52

Non-vested, December 31, 2024	1,383,747	4.51

Granted	351,300	7.20

Vested	(968,624)	5.86

Forfeited	(5,000)	6.01

Non-vested, December 31, 2025	761,424	6.73

The total fair value of shares vested during the years ended December 31, 2023, 2024 and 2025 was $3,599,860, $3,069,490 and $5,679,637, respectively, based on the closing share price at each vesting date. The remaining unrecognized compensation cost relating to the shares granted amounting to $2,582,504 as of December 31, 2025, is expected to be recognized over the remaining period of 1.1 years, according to the contractual terms of those non-vested share awards.

Options to purchase common shares

On February 21, 2023, the Company granted options to acquire up to 250,000 shares of common stock at an exercise price of $2.85 per share under the 2015 Plan to the Company’s CEO. 50% of these options vested on February 21, 2024 and the remaining 50% vested on February 21, 2025. These options expire on February 21, 2033. The fair value of each option granted was $1.47. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 50.20%; expected term of 5.75 years; risk-free interest rate of 4.06%. The expected term of the options granted was estimated to be the average of the vesting and the contractual term. The expected volatility was generally based on historical volatility as calculated using historical data during approximately 6 years prior to the grant date. 125,000 of these options were exercised on February 28, 2024 and 125,000 common shares were acquired for a total consideration of $356,250 while 125,000 of the remaining options were exercised on February 25, 2025 and 125,000 common shares were acquired for a total consideration of $356,250.

On December 8, 2023, the Company granted options to acquire up to 299,000 shares of common stock at an exercise price of $6.43 per share under the 2015 Plan to the Company’s CEO and non-executive members of Board of Directors of the Company. 50% of these options vested on December 8, 2024 and the remaining 50% vested on December 8, 2025. These options expire on December 8, 2033. The fair value of each option granted was $3.39. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 51.44%; expected term of 5.75 years; risk-free interest rate of 4.17%. The expected term of the options granted was estimated to be the average of the vesting and the contractual term. The expected volatility was generally based on historical volatility as calculated using historical data during approximately 6 years prior to the grant date.

On April 23, 2024, the Company granted options to acquire up to 123,000 shares of common stock at an exercise price of $6.01 per share under the 2015 Plan to the Company’s CEO, non-executive members of Board of Directors of the Company and employee of the Manager. 50% of these options vested on April 23, 2025 and the remaining 50% vest on April 23, 2026. These options expire on April 23, 2034. The fair value of each option granted was $3.22. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 52.11%; expected term of 5.75 years; risk-free interest rate of 4.53%. The expected term of the options granted was estimated to be the average of the vesting and the contractual term. The expected volatility was generally based on historical volatility as calculated using historical data during approximately 6 years prior to the grant date.

On September 16, 2024, the Company granted options to acquire up to 100,000 shares of common stock at an exercise price of $6.89 per share under the Plan to the Company’s CEO. 50% of these options vested on September 16, 2025 and the remaining 50% vest on September 16, 2026. These options expire on September 16, 2034. The fair value of each option granted was $3.62. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 53.02%; expected term of 5.75 years; risk-free interest rate of 3.39%. The expected term of the options granted was estimated to be the average of the vesting and the contractual term. The expected volatility was generally based on historical volatility as calculated using historical data during approximately 6 years prior to the grant date.

A summary of the Company’s non-vested stock option activity and related information for the years ended December 31, 2023, 2024 and 2025, is as follows:

	Option shares #	Weighted-Average Exercise Price $
Outstanding – January 1, 2023	250,000	2.99
Exercisable – January 1, 2023	125,000	2.99
Unvested- January 1, 2023	125,000	2.99
Granted	250,000	2.85
Granted	299,000	6.43
Exercised	(250,000)	2.99
Outstanding – December 31, 2023	549,000	4.80
Exercisable – December 31, 2023	—	—
Unvested – December 31, 2023	549,000	4.80
Granted	123,000	6.01
Granted	100,000	6.89
Exercised	(125,000)	2.85
Outstanding – December 31, 2024	647,000	5.73
Exercisable – December 31, 2024	149,500	6.43
Unvested – December 31, 2024	497,500	5.52
Exercised	(125,000)	2.85
Outstanding – December 31, 2025	522,000	6.42
Exercisable – December 31, 2025	410,500	6.42
Unvested – December 31, 2025	111,500	6.40

125,000 options vested and 250,000 options exercised during the year ended December 31, 2023, 274,500 options vested of which 125,000 options were exercised during the year ended December 31, 2024 and 386,000 options vested of which 125,000 options were exercised during the year ended December 31, 2025. The remaining unrecognized compensation cost relating to the options granted amounting to $95,004 as of December 31, 2025, is expected to be recognized over the remaining period of 0.5 years, according to the contractual terms of those non-vested options.

The stock based compensation expense for the vested and non-vested options for the years ended December 31, 2023, 2024 and 2025 amounted to $317,349, $1,131,051 and $662,396, respectively, and is included in the consolidated statements of income under the caption “General and administrative expenses”.

As at December 31, 2025, the weighted average intrinsic value of outstanding stock options was $0.60 per option.

12. Earnings per share

All of the Company’s shares (including non-vested restricted stock issued under the Company’s equity compensation plans) participate equally in dividend distributions and in undistributed earnings.

The Company applies the two-class method of computing earnings per share (EPS) as the unvested share-based payment awards that contain rights to receive non forfeitable dividends are participating securities. Dividends declared during the period for non-vested restricted stock as well as undistributed earnings allocated to non-vested stock are deducted from net income for the purpose of the computation of basic earnings per share in accordance with the two-class method. The denominator of the basic earnings per common share excludes any non-vested shares as such they are not considered outstanding until the time-based vesting restriction has elapsed.

For purposes of calculating diluted earnings per share, dividends declared during the period for non-vested restricted stock and undistributed earnings allocated to non-vested stock are not deducted from net income as reported since such calculation assumes non-vested restricted stock is fully vested from the grant date.

The Company calculates basic and diluted earnings per share as follows:

	2023		2024		2025
	Basic EPS	Diluted EPS	Basic EPS	Diluted EPS	Basic EPS	Diluted EPS
Numerator
Net income	51,936,829	51,936,829	69,862,177	69,862,177	60,648,616	60,648,616
Less: Undistributed earnings allocated to non-vested shares	813,111	811,596	2,701,759	2,694,694	1,822,987	1,822,217

Net income attributable to common shareholders	51,123,689	51,125,233	67,160,418	67,167,483	58,825,629	58,826,399

Denominator
Weighted average number of shares, basic	37,166,449	37,166,449	35,237,059	35,237,059	35,881,239	35,881,239

Effect of dilutive shares	—	70,502	—	96,101	—	15,628

Weighted average number of shares, diluted	37,166,449	37,236,951	35,237,059	35,333,160	35,881,239	35,896,867

Earnings per share	1.38	1.37	1.91	1.90	1.64	1.64

For 2023, 2024 and 2025 the most dilutive method was the two-class method and the diluted earnings per share reflects the potential dilution of the unexercised options to acquire common shares (Note 11) calculated using the treasury stock method which resulted in 70,502 incremental shares, 96,101 incremental shares and 15,628 incremental shares, respectively. Securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect, are any incremental shares resulting from the non-vested restricted share awards (Note 11) calculated using the treasury stock method.

13. Revenues

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year ended December 31,
	2023	2024	2025
Time charter revenues	124,075,851	152,829,150	135,153,725
Voyage charter revenues	18,268,798	10,514,649	31,498,463
Other income	1,183,120	3,918,386	6,509,290

Total	143,527,769	167,262,185	173,161,478

Time charter agreements may have renewal options for one to 12 months. The time charter party generally provides typical warranties regarding the speed and the performance of the vessel as well as some owner protective restrictions such that the vessel is sent only to safe ports by the charterer, subject always to compliance with applicable sanction laws, and carry only lawful and non-hazardous cargo. The Company may enter into time charters ranging from one month to twelve months and in isolated cases on longer terms depending on market conditions. The charterer has the full discretion over the ports visited, shipping routes and vessel speed, subject only to the owner protective restrictions discussed above.

Vessels may also be chartered under voyage charters, where a contract is made for the use of a vessel under which the Company is paid freight on the basis of moving cargo from a loading port to a discharge port. A significant portion of the voyage hire is typically paid upon the completion of the voyage.

The amount of revenue earned as demurrage relating to the Company’s voyage charters for the years ended December 31, 2023, 2024 and 2025 was $4.2 million, $0.5 million and $2.7 million, respectively and is included within “Voyage charter revenues” in the above table.

As of December 31, 2024 and 2025, receivables from the Company’s voyage charters amounted to $2.9 million and $1.2 million, respectively.

As of December 31, 2024 and 2025, the Company recognized $193,265 and $22,419, respectively, of contract fulfillment costs which mainly represent bunker expenses incurred prior to commencement of loading relating to the Company’s voyage charters. These costs are recorded in “Other current assets” in the consolidated balance sheets.

As of December 31, 2024 and 2025, revenues relating to undelivered performance obligations of the Company’s voyage charters amounted to $2,063,640 and $225,837, respectively. The Company recognized these amounts as revenues in the first quarters of 2025 and 2026, respectively.

14. Vessel Operating Expenses

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year ended December 31,
Vessels’ Operating Expenses	2023	2024	2025
Crew wages and related costs	32,676,466	30,263,863	32,278,624
Insurance	1,939,328	1,751,050	1,781,784
Repairs and maintenance	5,480,702	5,649,933	6,876,339
Spares and consumable stores	8,048,657	7,280,809	8,265,573
Miscellaneous expenses	4,972,345	4,890,484	4,711,560

Total	53,117,498	49,836,139	53,913,880

15. Income Taxes

Under the laws of the countries of the companies’ incorporation and/or vessels’ registration, the companies are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in Vessel operating expenses in the consolidated statements of income.

Pursuant to the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the Company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the Company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. corporations. All the Company’s ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the country of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. These companies also currently satisfy the more than 50% beneficial ownership requirement.

In addition, the management of the Company believes that by virtue of a special rule applicable to situations where the ship-operating companies are beneficially owned by a publicly traded company like the Company, the more than 50% beneficial ownership requirement can also be satisfied based on the trading volume and the anticipated widely-held ownership of the Company’s shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside the Company’s control.

16. Commitments and Contingencies

•

From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of its business, principally relating to personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. During the current year, the vessel Eco Wizard was damaged by an explosion while in a Russian port in July 2025, and since that time has been unable to be employed as a result of the damage sustained. The vessel is currently at a port in Latvia undergoing further assessments. The Company has recognized a claim amounting to $61,646,469 related to the loss of the vessel. The Company anticipates indemnification for the loss in accordance with the insured value and applicable war risk coverage, subject to final adjustment and agreement with underwriters. As such, a provision has been made reflecting the claim and the related insurance recoverable, included in the Company’s consolidated statement of income under the caption “Vessels’ operating expenses”, consistent with the Company’s accounting policies.

•

The Company has guaranteed to the respective bank the performance of the loan agreement entered into by MGC Agressive Holdings Inc. (Note 6). The vessel owned by this entity has been provided as collateral to secure this loan agreement. Total outstanding loan balance and accrued interest of MGC Agressive Holdings Inc. as of December 31, 2025 amounted to $23,620,000 and $338,316, respectively. The Company assigns a remote possibility of default to the abovementioned loan agreement and hence has not established any provisions for losses relating to this matter. With regards to the guarantee provided for the loan agreement entered into by MGC Agressive Holdings Inc., the joint venture party owning 49% equity interest in MGC Agressive Holdings Inc., has provided a counter guarantee to the Company amounting to 49% of the outstanding loan balances of MGC Agressive Holdings Inc..

•

Future minimum contractual charter revenues, gross of commissions, based on vessels committed to non-cancellable, time and bareboat charter contracts as of December 31, 2025, amount to $96,943,246 during 2026, $35,963,541 during 2027and $656,712 during 2028.

17. Leases – The Company as Lessee

Office lease

In January 2021, the Company entered into an agreement to lease office space from a related party for a period until December 2022 at an amount of EUR 7,000 ($8,279) per month. In January 2023, the Company entered into a new agreement to lease office space from a related party for a 2-year period at an amount of EUR 8,000 ($8,855) per month. In January 2025, the Company entered into a new agreement to lease office space from a related party for a 2-year period at an amount of EUR 10,000 ($11,763) per month. The Company determined these office leases to be operating leases and recorded the related right-of-use-assets within operating lease right-of-use-assets and the lease liabilities within operating lease liabilities in the accompanying consolidated balance sheets and the lease expense within General and administrative expenses in the accompanying consolidated statements of income (Note 3).

Lease Disclosures Under ASC 842

Operating lease right-of-use assets and lease liabilities as of December 31, 2024, and 2025 as follows:

Description	Location in balance sheet	December 31, 2024	December 31, 2025
Non current assets:
Office leases	Operating lease right- of-use assets	—	$104,801

		—	$104,801

Liabilities:
Office leases	Current portion of operating lease liabilities	—	$104,801

Lease liabilities – current portion		—	$104,801

Office leases	Non-Current portion of operating lease liabilities	—	—

Lease liabilities – non-current portion		—	—

The Operating lease right-of-use asset and Operating lease liabilities represent the present value of lease payments for the remaining term of the lease.

The table below presents the components of the Company’s lease expenses~~:~~

Description	Location in statement of operations	2023	2024	2025
Lease expense for office leases	General and administrative expenses	104,167	103,445	137,991

The cash paid for operating leases with terms greater than 12 months for the years ended December 31, 2023, 2024 and 2025 amounted to $104,167, $103,445 and $137,991, respectively.

18. Subsequent Events

On January 15, 2026, the Company granted 331,000 of non-vested restricted shares under the Plan to the Company’s CEO and non-executive members of Board of Directors of the Company. The fair value of each share granted was $7.89 which is equal to the market value of the Company’s common stock on that day. 50% of these shares vest on January 15, 2027 and the remaining 50% vest on January 15, 2028.

On January 15, 2026, the Company granted options to acquire up to 113,000 shares of common stock at an exercise price of $7.89 per share under the Plan to the Company’s CEO and non-executive members of Board of Directors of the Company. 50% of these options vest on January 15, 2027 and the remaining 50% vest on January 15, 2028. These options expire on January 15, 2036.

On March 6, 2026, the Company entered into an agreement to sell the vessel Eco Royalty to a third party for a price of $10.7 million. This vessel had a net book value of $10.9 million at December 31, 2025. The vessel is expected to be delivered to its new owners during the third quarter of 2026.

On March 16, 2026, the vessel Eco Invictus was delivered to its new owners.

CORPORATE DIRECTORY

Directors and Executive Officers	Corporate Communications	Legal Counsel
Michael G Jolliffe	Harry N.Vafias	Goodwin Procter LLP
Chairman of the Board	Chief Executive Officer Stealthgas Inc.	620 Eighth Avenue
Chairman	331 Kifissias Avenue	New York, NY 10018
Wigham Richardson Group	Kifissia, 14561 Greece	Tel: +1 212 459 7257
Tel.: +30 210 62 50 001
Harry N.Vafias	info@stealthgas.com	Auditors
Chief Executive Officer StealthGas Inc.		Deloitte Certified Public
	Corporate Office	Accountants S.A.
Markos Drakos	Stealthgas Inc.	3a Fragoklissias & Granikou Str.
Director & Chairman of the Audit	331 Kifissias Avenue	Marousi 15152, Athens Greece
Committee	Kifissia, 14561 Greece
Chief Executive Officer	Tel.: +30 210 62 50 001	Stock Listing
Markos Drakos Consultants		StealthGas Inc.’s common stock is
	Transfer Agent	traded on the Nasdaq Global Select
John Kostoyannis	Equiniti Trust Company, LLC	Market Under the Symbol GASS
Director	Attn: Shareholder Services
Managing Director	55 Challenger Road, 2nd Floor	Website
Allied Shipbroking	Ridgefield Park, NJ 07660	Corporate Investor information, press
	Toll Free: (800) 937-5449	releases, fleet information and SEC
	Local & International: (718) 921-8124	filings may be obtained through our
website at www.stealthgas.com

FORWARD LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements, including those related to future revenues and profitability, which are other than statements of historical facts. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, geopolitical conditions, including any trade disruptions resulting from tariffs imposed by the United States or other countries, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in STEALTHGAS INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, the conflict in the Middle East, potential disruption of shipping routes due to ongoing attacks by Houthis in the Red Sea and Gulf of Aden or accidents and political events or acts by terrorists.

331 Kifissias Avenue | Kifissia, 14561 Greece Tel.: +30 2106250001-16 www. stealthgas.com | info@stealthgas.com